Franklin Resources, Inc.

Annual Report 2003

PERSPECTIVE

CORPORATE PROFILE

Our vision is to be the premier global investment management organization by offering high-quality investment solutions, providing outstanding service and attracting, motivating and retaining talented individuals.

<GAIN FROM OUR PERSPECTIVE®>

Financial Highlights

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30,	2003	2002	2001	2000	1999
SUMMARY OF OPERATIONS (in millions)					
Operating Revenues	$2,624.4	$2,518.5	$2,354.8	$2,340.1	$2,262.5
Net Income	502.8	432.7	484.7	562.1	426.7
FINANCIAL DATA (in millions)					
Total Assets	$6,970.7	$6,422.7	$6,265.7	$4,042.4	$3,666.8
Long-Term Debt	1,108.9	595.1	566.0	294.1	294.3
Stockholders' Equity	4,310.1	4,266.9	3,977.9	2,965.5	2,657.0
Operating Cash Flow	548.0	736.8	553.2	701.7	584.5
ASSETS UNDER MANAGEMENT (in billions)					
Period Ending	$301.9	$247.8	$246.4	$229.9	$218.1
Simple Monthly Average	269.8	263.2	243.4	227.7	219.8
PER COMMON SHARE					
Earnings					
Basic	$1.98	$1.66	$1.92	$2.28	$1.69
Diluted	1.97	1.65	1.91	2.28	1.69
Cash Dividends	0.30	0.28	0.26	0.24	0.22
Book Value	17.53	16.50	15.25	12.17	10.59
EMPLOYEE HEADCOUNT	6,504	6,711	6,868	6,489	6,650

ASSETS UNDER MANAGEMENT (as of September 30, 2003)



ASSET MIX

- Equity 51.4%
- Hybrid/Balanced 15.2%
- Fixed-Income 31.5%
- Money Market 1.9%



INVESTMENT MANAGEMENT GROUP

- Franklin 45.9%
- Templeton 30.9%
- Fiduciary Trust 12.9%
- Mutual Series 8.3%
- Bissett 2.0%



DISTRIBUTION CHANNEL

- Retail 66.8%
- Institutional 29.9%
- High Net-Worth 3.3%

Financial Charts

ENDING ASSETS UNDER MANAGEMENT (in billions)

1999	$218.1
2000	$229.9
2001	$246.4
2002	$247.8
2003	**$301.9**

GROSS SALES (in billions)

1999	$41.8
2000	$51.7
2001	$58.5
2002	$72.4
2003	**$81.3**

STOCKHOLDERS' EQUITY (in millions)

1999	$2,657.0
2000	$2,965.5
2001	$3,977.9
2002	$4,266.9
2003	**$4,310.1**

NET INCOME (in millions)

1999	$426.7
2000	$562.1
2001	$484.7
2002	$432.7
2003	**$502.8**

CASH DIVIDENDS (per share)

1999	$0.22
2000	$0.24
2001	$0.26
2002	$0.28
2003	**$0.30**

OPERATING CASH FLOW (in millions)

1999	$584.5
2000	$701.7
2001	$553.2
2002	$736.8
2003	**$548.0**

EMPLOYEE HEADCOUNT

1999	6,650
2000	6,489
2001	6,868
2002	6,711
2003	**6,504**



FROM LEFT TO RIGHT:

Rupert H. Johnson, Jr.
VICE CHAIRMAN

Charles B. Johnson
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Anne M. Tatlock
VICE CHAIRMAN

Harmon E. Burns
VICE CHAIRMAN

Letter to Stockholders

Dear Fellow Stockholders,

While the past fiscal year was challenging, we are pleased to report that diluted earnings per share were $1.97 versus $1.65 in the previous fiscal year. Market appreciation, combined with net inflows in excess of $14 billion (excluding reinvested dividends), helped us reach an important milestone: As of September 30, 2003, our assets under management reached $301.9 billion, compared to $247.8 billion the year before.

The five investment management groups operating under Franklin Templeton Investments—Franklin, Templeton, Mutual Series, Bissett and Fiduciary Trust—all capitalized on opportunities presented by changing market conditions.

Leveraging all five groups, Franklin Templeton covers the retail, high net-worth and institutional markets, providing investment choices and services to meet the needs of a variety of clients. This fiscal year we introduced new investment vehicles, including two funds-of-funds for retail markets in the U.S. and a pool of investment portfolios for retail and high net-worth markets in Canada.

Furthermore, we made and integrated some important acquisitions. On October 1, 2003, we completed the acquisition of Darby Overseas, who specializes in private equity and mezzanine finance in developing countries. We also integrated the operations and investment management capabilities of recently acquired Pioneer in India, and we continued the integration of Fiduciary Trust.

Our website (franklintempleton.com) was recognized by customer service rating groups DALBAR, Inc., Kasina and The Customer Respect Group as one of the best in the industry for providing timely and relevant information to financial advisors. In fact, our service quality scores in the United States and Canada, which were already very good overall, further improved in fiscal year 2003.

Letter to Stockholders

As evidenced by proposals from lawmakers over the past 12 months, and passage of the Sarbanes-Oxley Act of 2002, corporate governance issues in the financial services industry came under intense scrutiny in 2003. We fully support new and proposed regulatory requirements that improve corporate governance, and we have been proactive in efforts to be ahead of the curve on internal processes and controls, risk management, compliance and accountability.

We recently announced the appointment of Martin L. Flanagan and Gregory E. Johnson as co-chief executive officers effective January 1, 2004. I will continue providing oversight and guidance to the firm in my role as chairman. As co-CEOs, Marty and Greg will share overall responsibility for leading the organization and will continue directing day-to-day operations.

These appointments are a natural evolution for Marty and Greg, who have served as presidents since 1999. The change is also a form of recognition for a co-presidency that has worked extremely well, and a reflection of the Board of Directors' confidence in their continued leadership.

Marty and Greg have filled many roles in their tenure at Franklin Templeton. Broadly, Marty has been instrumental in various initiatives focused on enhancing our investment management teams, advancing our global operating platform, and improving our corporate planning and development process. He has also led a number of strategic projects aimed at measuring gains in operating efficiencies. Greg has been instrumental in optimizing our product line, solidifying distribution platforms, developing the institutional business, integrating our Fiduciary Trust acquisition, and spearheading global branding and advertising initiatives.

Letter to Stockholders

Marty and Greg practice a truly collaborative model of leadership. Their shared vision and experience, combined with their individual areas of expertise, have enabled effective planning and decision making across the firm.

Our success during the year would not have been possible, however, without the perseverance of talented employees around the world. We continued to develop a corporate culture that thrives on communication and information sharing, and that encourages training and leadership development opportunities for individuals at all levels of the organization.

In addition, we are grateful for the ongoing support of our clients and shareholders. Be assured that we will make every effort to serve your needs for many years to come.

Sincerely,

Charles B. Johnson
CHAIRMAN AND CHIEF EXECUTIVE OFFICER


OPPORTUNITY

Investment Expertise

Much of the last three years has been unsettling for investors. Geopolitical tensions around the world, an abrupt slowing in enterprise capital and technology spending, relatively high oil prices and the threat of worldwide deflation disconcerted markets.

Fortunately, the outlook began to change in the first half of fiscal year 2003. Many world economies were in various stages of recovery, and a stronger U.S. economy and financial markets provided an important backdrop for continued improvement.

CONSISTENCY AND PERFORMANCE ATTRACT INVESTOR INTEREST

At Franklin Templeton, our investment management groups approached the improving economic situation with restrained optimism.

Guided by discipline, experience and our own research, we capitalized on a broad range of fresh opportunities—everything from European-based equities to arbitrage situations and high-yield bonds in the United States to emerging markets small-cap stocks.

WE COVER ALL INVESTMENT CATEGORIES AND STYLES

	FRANKLIN	TEMPLETON	MUTUAL SERIES	BISSETT[1]	FIDUCIARY TRUST
Growth	□				□
Value	□	□	□		
Blend	□				
Sector	□				
GARP[2]				□	
Global Equity	□	□	□	□	□
Emerging Markets		□			
Global Fixed-Income	□	□		□	□
Alternative Strategies	□	□	□		□
Domestic Taxable Fixed-Income	□				□
U.S. Tax-Free Fixed-Income	□				□
Money Markets	□	□		□	

1. Canada only.
2. Growth at a reasonable price.

Investment Expertise

Each of our investment management groups offered clients exceptional relative performance overall, across an array of objectives. For example:*

- Approximately 63% of Franklin Templeton's total equity mutual fund assets were held in funds ranked in the top two quartiles of their respective Lipper peer groups for the 1-, 3-, 5- and 10-year periods ended September 30, 2003.[3,4]
- Six Mutual Series funds were ranked in the top two quartiles of their respective Lipper peer groups for the 3- and 5-year periods ended September 30, 2003.[3,5]
- Over 90% of Franklin Templeton's taxable fixed-income mutual fund assets were held in funds ranked in the top two quartiles of their respective Lipper peer groups for the 1-, 3-, 5- and 10-year periods ended September 30, 2003.[3,6]

* The funds highlighted above are U.S.-registered.



INVESTORS CONTINUED TO LOOK TO US FOR EXPERTISE

As of September 30, 2003, approximately 47% of our total assets were in fixed-income and hybrid/balanced funds. We continue to hold our leadership position as the largest tax-exempt manager in the United States, with $52.2 billion in assets as of September 30, 2003.[7] We also managed $31.1 billion in U.S. taxable income assets at fiscal year-end.

Gross sales indicate an increased interest in a broader range of our equity funds this year. Our domestic Templeton fund sales were especially impressive, up over 42%, to $10.4 billion as of September 30, 2003.

We are beginning to see the fruits of our "think globally, act locally" philosophy, as we have patiently developed our presence in markets with high potential. Now, clients in many countries outside the U.S. look to us for our investing expertise in their local markets. Assets in Japan, for example, increased approximately 330%, from US$510

Investment Expertise

million on September 30, 2002, to US$2.19 billion on September 30, 2003. Over the last two years in Korea, assets grew by more than 115% from US$1.42 billion on September 30, 2001, to US$3.06 billion on September 30, 2003. In India, combined assets grew by more than 70% from US$1.70 billion on September 30, 2002, to US$2.94 billion on September 30, 2003.

BROAD RESEARCH CAPABILITIES PROVIDE A SOLID FOUNDATION

Across all our investment management groups, quality independent research remains at the core of our expertise. Backed by Franklin Templeton's extensive human and technological resources and global reach, each of our specialized teams can generate innovative investment ideas that turn high-quality information into opportunities for clients.

We offer multiple perspectives in the U.S. equity arena. For example, the research team at Mutual Series is well known for its expertise in deep value investing, focusing on undervalued securities, distressed securities and companies undergoing mergers or acquisitions. Franklin's growth team looks for companies with sustainable competitive advantages in rapidly growing markets, while value-driven analysts at Franklin search for catalysts that might unlock a company's hidden worth.

Another example of our research strength is our municipal bond team—one of the most experienced in the industry. We were among the first to develop in-house municipal bond research expertise, and today we have one of the largest teams in the U.S. Each year the team reviews more than 1,500 debt issues and conducts numerous site visits.

On the other side of the investing spectrum, our emerging markets research team is also one of the world's most seasoned and innovative. Over the years, they have weathered numerous crises such as the Russian bond market decline, the Thai currency crisis and the recent SARS epidemic. Our managers and analysts are stationed around the world, from Argentina to eastern Europe to India, giving us essential local insight into unique markets and allowing us to undertake public equity investments.



Investment Expertise

Franklin Templeton is committed to building and maintaining high-quality investment capabilities across a full range of asset classes and investment styles. As fiscal year 2003 came to a close, we expanded our alternative investments platform by announcing acquisition of the not previously purchased portion of Darby Overseas Investments Ltd. and Darby Overseas Partners L.P. (collectively "Darby"). The transaction was completed on October 1, 2003.

Darby specializes in emerging markets private equity and mezzanine finance, areas that complement our existing capabilities. Like Franklin Templeton, Darby bases its investment approach on a thorough research process.

RIGOROUS SECURITIES ANALYSIS DEFINES OUR RESEARCH PROCESS

The past fiscal year was notable for the significant attention paid to corporate governance, both by legislators and by the investment management industry. Careful analysis of individual securities has always been integral to our research philosophy, and our skill in this area is especially important to investors right now.

Our research process typically includes a comprehensive evaluation of a company's competition and a careful study of its management. We also look at management factors such as executive compensation, reporting transparency and board composition. Further, we study the logic behind financial statements and pay particular attention to explanations of accounting policies.



Guided by discipline, experience and our own research, we capitalized on a broad range of fresh opportunities.

Investment Expertise

We also vote U.S. and non-U.S. proxies for the securities held in mutual funds and private accounts, as we have been doing for years; our portfolio managers are individually responsible for voting in the best interests of fund shareholders. Some of our research groups, Mutual Series in particular, are quite active in publicly voicing concerns when necessary about corporate management or proposed policies that could negatively impact shareholders. In Canada, Franklin Templeton is a member of the Canadian Coalition for Good Governance, which proposes best practices for running public companies.





GLOBAL TRADING STRUCTURE OFFERS INSIGHT AND EFFICIENCY

In addition to our comprehensive research abilities, Franklin Templeton's clients benefit from the strength of our trading team. Our large global trading infrastructure covers a huge range of markets and products, offering financial advisors a better understanding of local markets and, ultimately, better execution.

For instance, as our fiscal year came to a close, we were preparing to open a new trading desk in Edinburgh that will trade in 17 developed and 12 emerging markets, and will support more than 50 analysts covering European stocks. We are also planning to expand our Asian trading network in the coming year.

In fiscal year 2003, we continued to integrate technology into our trading structure, allowing us to offer clients a high degree of oversight and quick response times. Collectively, investment teams seamlessly manage trades, risk and information in all parts of the world, 24 hours a day, seven days a week, with continuous disaster recovery provisions across all groups. And we are committed to trading policies that protect the interests of our shareholders.

3. Lipper, Inc., calculates averages by taking all the funds in a peer group and averaging their total returns for the periods indicated. Lipper tracks 129 peer groups of long-term U.S. retail mutual funds, and the groups vary in size from 4 to 1,128. Lipper total return calculations include reinvested dividends and capital gains, but do not include sales charges or expense subsidization by the manager. Results may have been different if these or other factors had been considered. Past performance does not guarantee future results. Lipper rankings are based on Class A Shares.
4. Source: Lipper, Inc., 9/30/03. Of the eligible Franklin Templeton non-money market domestic equity funds tracked by Lipper, 7, 13, 11 and 2 funds ranked in the top quartile, and 8, 6, 10 and 7 funds ranked in the second quartile, for the 1-, 3-, 5- and 10-year periods, respectively, for their respective Lipper peer groups.
5. Source: Lipper, Inc., 9/30/03. 6 out of 6 eligible Mutual Series equity funds ranked in the fourth Lipper quartile for the 1-year period, 6 of 6 ranked in the top Lipper quartile for the 3-year period, with 6 of 6 in the top two Lipper quartiles for the 5-year period, for their respective Lipper peer groups.
6. Source: Lipper, Inc., 9/30/03. Of the eligible Franklin Templeton non-money market taxable income funds tracked by Lipper, 5, 4, 3 and 3 funds ranked in the top quartile and 3, 4, 4 and 1 fund(s) ranked in the second quartile, for the 1-, 3-, 5- and 10-year periods, respectively, for their respective Lipper peer groups.
7. Based on long-term, open-end mutual funds. Source: Strategic Insight Mutual Fund Research and Consulting, LLC. Designations based on asset data as of 9/30/03.


REACH


Global Distribution

In 2003, we continued to leverage Franklin, Templeton, Mutual Series, Bissett and Fiduciary Trust to cover the retail, high net-worth and institutional markets.

CORE POSITION STRENGTHENS IN NORTH AMERICA

We introduced two new funds-of-funds in the United States, which allow investors to diversify more easily by investing in set allocations of some of our flagship funds.

In addition to the ease of diversification, both funds-of-funds automatically rebalance when any allocation to one of the underlying funds deviates by 3% or more, simplifying investors' ongoing portfolio maintenance.

Similarly, we successfully introduced our Canadian investors to a family of investment portfolios comprising funds from across the company. Since its launch in August 2002, the program has become one of the best-selling investments of its type in Canada.

GLOBAL MARKET COVERAGE

RETAIL	INSTITUTIONAL	HIGH NET-WORTH
Mutual Funds	Mutual Funds	Mutual Funds
Wrap-Fee Accounts	Separately Managed Accounts	Separately Managed Accounts
Education Savings Plans	Commingled Funds	Partnerships
Insurance Trusts	Alternative Investments	Alternative Investments
Individual Retirement Plans	Bundled and Semi-Bundled Services for Defined Contribution Plans	Retirement Services
Specialty Retirement Plans	Advisory Services	Trust Services
Profit-Sharing Plans		Estate-Planning Advice
		Tax Services
		Family Resource Management®
		Custody Services
		Private Banking

□ Investment Management ■ Consulting/Advisory Services ■ Banking and Trust

Global Distribution

MARKET PENETRATION IMPROVES IN COLLEGE SAVINGS AND RETIREMENT AREAS

In our continuing bid to offer investors choices catering to their individual needs, we increased our efforts in the U.S. education savings market. Franklin Templeton was awarded New Jersey's 529 mandate for marketing and managing investments through NJBEST and Franklin Templeton 529 College Savings Plan.

Our U.S. retirement division engaged in a year of productive realignment. It was streamlined to include investment-only defined contribution, defined contribution services and investment-only variable annuity platform sales.

The retirement division turned in a strong year with $4.5 billion in net sales and reached $33.7 billion in assets under management. Success this fiscal year was attributable to Franklin Templeton's solid reputation with plan sponsors and long-standing relationships with 401(k) record-keeping vendors.

INTERNATIONAL RETAIL POSITION EXPANDS

Franklin Templeton completed management integration, sales office integration and all regulatory approvals for Pioneer ITI AMC Limited in India. Our assets under management in India more than tripled from less than US$1 billion at the time of the acquisition to US$2.94 billion as of September 30, 2003.



Franklin Templeton launched equity mutual funds in Korea, Taiwan, Japan and Australia.

Global Distribution

Additional benefits include complementary investment management styles, a more comprehensive range of investment solutions available in the local market, a substantially expanded distribution reach, and an enhanced depth of management. The resulting scale and cost advantages of local in-house operations and technology systems in India could potentially present opportunities to be leveraged by other areas of Franklin Templeton.

In addition, Franklin Templeton launched equity mutual funds in Korea, Taiwan, Japan and Australia, as well as fixed-income mutual funds in Korea and India.

Importantly, our foreign-sold SICAV (société d'investissement à capital variable) line, Franklin Templeton Investment Funds, reached US$14.2 billion in assets during the year. Domiciled in Luxembourg and registered in 28 countries, Franklin Templeton Investment Funds SICAV is a collection of 44 investment portfolios or funds with seven different types of share classes that have common administration and inter-fund exchange privileges.



HIGH NET-WORTH TEAMS ACTIVELY ENGAGE CLIENTS

In difficult market times like those we experienced for much of fiscal year 2003, clients want additional dialogue with the teams managing their portfolios, a desire that plays to the strengths of our high net-worth group at Fiduciary Trust.

Global Distribution

Each Fiduciary Trust high net-worth client is assigned a dedicated team of portfolio managers and other high net-worth professionals in disciplines such as trust administration, estate planning, taxation, custody and private banking. The accessibility of these teams ensures timely communication covering our clients' total financial needs.

This client focus allowed us to originate more than $675 million in new high net-worth assets in fiscal year 2003 despite challenging market conditions.



In addition, Franklin Templeton launched a family of pooled portfolios designed for Canada's high net-worth investors. Each portfolio offers a blend of investment styles and asset classes, including alternative investments, to provide a fully diversified, actively managed investment solution.

SALES TEAMS DEEPEN INSTITUTIONAL RELATIONSHIPS

Reacting to market volatility, many of our institutional clients were looking to consolidate managers or to perform asset allocation studies. We successfully retained and expanded our relationships by being proactive and providing information that accurately anticipated their concerns and needs.

Information flow, both internally and externally, was particularly important in the sometimes-volatile environment of fiscal year 2003. We continued to be transparent to our institutional base so that clients had a sound understanding of our firm and strategies. Technology enhancements allowed us to customize information more easily and deliver it in a more timely fashion.

Our sales teams also focused on alleviating individual concerns and capitalizing on opportunities, successfully rolling out several strategies to the institutional community. For example, we developed two structured funds to offer institutional investors a new approach to enhanced, index-based investing.

Global Distribution

DISTRIBUTION OF MANAGED ACCOUNTS BROADENS

Franklin Templeton Private Client Group, which focuses on managed accounts, is broadening distribution with the five key firms that dominate the U.S. marketplace.

We have already established at least one managed account offering at each of these firms and will continue working to expand and deepen those relationships.

In that spirit, Franklin Templeton Private Client Group added 3,291 new accounts totaling $1.25 billion in fiscal year 2003. These results were due partly to offering, through a major client firm, a new global equity strategy which leverages the expertise of Templeton and Fiduciary Trust managers, along with our leadership position in the municipal fixed-income area.



Information flow, both internally and externally, was particularly important in the sometimes-volatile environment of fiscal year 2003.


DIRECTION

Client Relationships

Information technology and a commitment to two-way communication helped us respond to our clients' needs.

SERVICE EFFORTS RECOGNIZED IN U.S. AND CANADA

In the past year Franklin Templeton continued to provide personalized support to financial advisors. We supplied fund information and portfolio manager commentaries on our website and through our wholesaler teams. Additionally, approximately 1,600 financial advisors participated in a semiannual, chief investment officer conference call, representing a 70% increase over the previous call. We believe this impressive turnout indicates how much our clients appreciated ongoing dialogue with key investment teams.

Franklin Templeton's website, franklintempleton.com, scored highest in The Customer Respect Group's Spring 2003 Online Study of financial services firms, and was recognized in Kasina's Top 20 Web Sites - Mutual Funds Study, as well as being named a Top 10 Web Site for Financial Professionals by Kasina.

In the U.S., our performance in DALBAR, Inc.'s 2003 Main Office Managers Survey marked the third consecutive year of increased service scores for the company. This year we earned the third-highest overall score out of the 10 market-leader firms evaluated.

Additionally, we increased our position in 8 of 12 DALBAR categories, ranking no less than 5th in any category; received the 3rd highest performance score in 7 of the 12 categories; ranked 4th or better in 9 of the 12 categories, receiving a first- or second-place rating in three important categories—Service Relationship Management (#1), Keeping Dealers Informed (#2) and Back Office Visits (#2)— and realized significant score increases in the Commission Processing and Usefulness of our Web Site categories.

In Canada, Franklin Templeton's French and English call centers received #1 and #2 DALBAR ratings, respectively, for service excellence.

Client Relationships

COLLABORATIVE APPROACH SHAPES INTERNATIONAL SERVICE

Due to regulatory reform and in response to client needs, distribution firms have begun to sell products other than their own, and fund supermarkets have become increasingly popular. Our international presence enabled us to benefit from this trend toward open distribution architecture. Firms are seeking investment managers with a demonstrated flexibility, staying power, collaborative style and commitment to service—all established characteristics of Franklin Templeton.



Notably in this regard, we have partnered with several cross-border distributors in regions such as Asia, Europe and Latin America. Our global teams have worked diligently to pool knowledge, skills and expertise in an effort to fully develop client relationships.

INTERNATIONAL OFFICES LAUDED FOR PERFORMANCE, SERVICE

Franklin Templeton received the Wealth Creator Award in India, based on risk-adjusted performance, service, disclosures, compliance and Web initiatives.

A leading German independent financial advisor magazine, *Performance*, named Franklin Templeton the investment company with the best-performing mutual funds, the best brand and the best relationships with financial professionals, as well as being the best known to investors.

We were also ranked #1 out of 64 by *IFA Magazine* for offering superior service to financial professionals in Germany, and were awarded the Service Award 2003 (ranked #1) by *Fonds Professionell*, a leading investment magazine in Germany and Austria.

Client Relationships

INSTITUTIONAL SERVICE STRATEGY FOCUSES ON QUALITY INVESTMENT SOLUTIONS

The goal of our institutional client service program is to provide strategic solutions to our clients' needs. With that in mind, we continually strive to streamline and improve the quality of our investment offerings. Our sales and client service teams provide ongoing feedback to our marketing teams to enhance the attractiveness of our strategies.

We believe quality starts with performance that adds value over and above the risk that a particular strategy assumes. The value added should be repeatable over the long term, the process and philosophy should be clearly delineated, and a stable investment team should be in place.

Recognizing these criteria, our experienced institutional team continued to focus on improving the quality of our strategies in the past year by working more closely with investment teams. Through strong performance and solid relationships, we were able to add over $1.5 billion in new assets from existing clients in the U.S.

Globally, we have branded our institutional business as Franklin Templeton Institutional. Our aim is to promote the various advisor skill sets in each of the markets through sales and service teams that know their clients and can assess needs as they evolve.



Franklin Templeton continued to provide personalized support to financial advisors.


STABILITY

Organizational Strength

As an organization, Franklin Templeton is known for operating in a thoughtful manner and maintaining financial discipline. We are also committed to a high degree of transparency in our communications with shareholders and the public.

REGULATIONS REINFORCE GOOD BUSINESS PRACTICES

In 2003, lawmakers presented a large number of new and proposed regulatory requirements for the financial services industry. We support the increased interest in corporate governance and believe that many of the proposals represent good business practices.

In fact, we adopted a number of the New York Stock Exchange and Sarbanes-Oxley proposals before they were required. For example, we expanded our board size, moved to a majority of independent directors and devoted a great deal of additional attention to our already strong internal controls. We also continued to implement anti-money-laundering policies and procedures.

Above all, we continued our strong commitment to enterprise-wide risk management. In spring 2003, we conducted a risk symposium for members of our planning committee and two independent directors from our audit committee. Extensive dialogue with every business leader in the firm helped us prepare a comprehensive risk self-assessment for the global organization. The Franklin Resources Risk Management Committee, which meets regularly and reports directly to the Board of Directors, ensures that the company is engaging in best practices for controlling and monitoring risks.

LEADERSHIP STRUCTURES EMPHASIZE COLLABORATION AND ACCOUNTABILITY

After the close of our fiscal year, Franklin Templeton announced the appointment of Martin L. Flanagan and Gregory E. Johnson as co-CEOs, effective January 1, 2004.

As in their tenure as presidents, they will lead collaboratively to ensure a shared view of the overall business. They will continue to focus on creating value for our clients, developing our employees and constantly improving our business practices.

Organizational Strength

In fiscal year 2003, Franklin Templeton also introduced corporate committees of senior executives, with each committee focused on a specific business need—investment management, global product development and planning. The committees facilitate global dialogue and the sharing of best practices, which will enable faster and better decision making.

INFORMATION, EDUCATION SUPPORT A CULTURE OF PERFORMANCE

We continued to focus on enabling and recognizing top performance by our employees and by the company as a whole. Our corporate development and planning group continued to improve financial metrics reporting, which gives senior management a comprehensive view of the state of the business and allows them to readjust priorities as opportunities or challenges present themselves. As a result, the link between an individual's efforts and corporate objectives has been strengthened. We also continued to create meaningful and usable performance metrics at the corporate and business unit levels.

We refined our major training and development programs to help individuals take charge of their performance and development in a way that truly supports the needs of the business. Our focus on identifying potential leaders and development plans was pushed beyond the senior level to front-line managers. We also completely redesigned our new employee orientation to engage employees in our business strategy from day one, and we developed a business literacy program to deepen employees' business knowledge.

Compensation is one of the most critical elements of a performance-based culture such as ours. Across the organization, we have institutionalized a program that links monetary rewards to individual and corporate performance.

PEOPLE PRACTICES SHAPED BY GLOBAL PERSPECTIVE

We are committed to attracting and retaining top talent, while also managing costs responsibly. Among our significant achievements in fiscal year 2003 was the redesign of our health care benefits programs in the U.S. and Canada. Knowing that we had to address the rising costs of health care and still ensure a competitive package, we adopted a national plan in the U.S. that is more cost effective for the company.

Organizational Strength

We also strengthened our global perspective on the people practices in our organization. We dedicated a vice president to our international human resources function, and we made good progress in reviewing and evaluating our programs around the world. Here again, our aim is to think globally but act locally. We strive to build on the successes of our U.S. strategy, create a consistent human resources methodology across the company, and remain sensitive to the special needs and requirements of each region.

TALENTED EMPLOYEES COMPOSE STABLE WORKFORCE

Our commitment to employees has resulted in a remarkably stable workforce. Our turnover rate was at a five-year low of 13% per annum as of September 30, 2003—far below average for the financial services industry. We also continue to see a rising number of applications for employment.

Overall headcount has remained consistent over the last five years, despite the acquisitions of Pioneer and Fiduciary Trust, an indication that we are benefiting from our acquisition strategy and achieving efficiency through integration. Though headcount remains relatively flat, the workforce mix is changing. Thirty-six percent of employees are at the front-line operational or administrative level, compared to 63% five years ago. This shift is largely a result of the company's continued focus on using technology to create efficiency, scalability and capacity.



We are committed to attracting and retaining top talent.

Our Offices Worldwide

A. NORTH AMERICA
Calgary
Edmonton
Fort Lauderdale
Fort Lee
Halifax
Los Angeles
Miami
Montreal
Nassau
New York City
Rancho Cordova
St. Petersburg
Salt Lake City
San Mateo
Short Hills
Toronto
Vancouver
Washington, DC
Wilmington
Winnipeg

B. SOUTH AMERICA
Buenos Aires
Rio de Janeiro
Sao Paulo

C. AFRICA
Johannesburg

D. EUROPE
Amsterdam
Brussels
Dublin
Edinburgh
Frankfurt
Geneva
Istanbul
London
Luxembourg
Madrid
Milan
Moscow
Paris
Stockholm
Warsaw
Zurich

E. AUSTRALIA
Melbourne

F. ASIA
Abu Dhabi
Beijing
Chennai
Hong Kong
Hyderabad
Mumbai
Seoul
Shanghai
Singapore
Taipei
Tokyo


A


D
F
B
C
E

Directors and Officers

DIRECTORS

Harmon E. Burns

Charles B. Johnson

Rupert H. Johnson, Jr.

Anne M. Tatlock

Charles Crocker
Chairman, CEO and Director—BEI Technologies, Inc.
Principal—Crocker Capital
Director—Pope & Talbot, Inc., Teledyne Technologies, Inc., Fiduciary Trust Company International
Member—Compensation Committee

Robert D. Joffe
Presiding Partner—Cravath, Swaine & Moore, LLP
Director—Fiduciary Trust Company International
Member—Corporate Governance Committee

Thomas H. Kean
President—Drew University
Former Governor—State of New Jersey
Director—Aramark Corporation, CIT Group, Inc., Fiduciary Trust Company International, The Pepsi Bottling Group, UnitedHealth Group Incorporated
Member—Corporate Governance Committee
Member—Compensation Committee

James A. McCarthy
Former Chairman—Merrill Lynch & Co., Investor Client Coverage Groups
Chairman—Compensation Committee
Member—Audit Committee

Chutta Ratnathicam
Senior Vice President and CFO—CNF, Inc.
Former CEO—Emery Worldwide
Former Vice President and Director of Finance—CNF, Inc.
Chairman—Audit Committee

Peter M. Sacerdote
Limited Partner and Chairman, Investment Committee—Goldman Sachs Group, LP, Investment Banking

Louis E. Woodworth
President—Alpine Corporation, Private Investments
Chairman—Corporate Governance Committee
Member—Audit Committee

OFFICERS

Charles B. Johnson
Chairman of the Board
Chief Executive Officer

Harmon E. Burns
Vice Chairman

Rupert H. Johnson, Jr.
Vice Chairman

Anne M. Tatlock
Vice Chairman

Martin L. Flanagan
President

Gregory E. Johnson
President

Murray L. Simpson
Executive Vice President
General Counsel

James R. Baio
Senior Vice President
Chief Financial Officer

Jennifer J. Bolt
Senior Vice President
Chief Information Officer

Leslie M. Kratter
Senior Vice President
Assistant Secretary

Penelope S. Alexander
Vice President, Human Resources—U.S.

Holly E. Gibson
Vice President, Corporate Communications

Barbara J. Green
Vice President
Deputy General Counsel
Secretary

Donna Ikeda
Vice President, Human Resources—International

Kenneth A. Lewis
Vice President
Treasurer

Charles R. Sims
Vice President

10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-9318

FRANKLIN RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**13-2670991** (I.R.S. Employer Identification No.)
One Franklin Parkway, San Mateo, CA (Address of principal executive offices)	**94403** (Zip Code)

Registrant's telephone number, including Area Code: **(650) 312-2000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.10 per share	New York Stock Exchange Pacific Exchange London Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by "X" mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. YES ☒ NO ☐

Indicate by "X" mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by "X" mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). YES ☒ NO ☐

The aggregate market value of the voting stock ("Common Stock") held by non-affiliates of the Registrant, as of March 31, 2003 (the last business day of Registrant's second quarter of fiscal 2003), was approximately $4.75 billion based upon the last sale price reported for such date on the New York Stock Exchange. For purposes of this disclosure, shares of Common Stock held by persons who hold more than 5% of the outstanding shares of Common Stock and shares held by officers and directors of the Registrant have been excluded because such persons may be deemed to be affiliates. This determination is not necessarily conclusive.

Number of shares of the Registrant's common stock outstanding at December 1, 2003: 248,473,077

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the Registrant's proxy statement for its annual meeting of stockholders (the "Proxy Statement"), to be held on January 29, 2004, which will be filed with the Securities and Exchange Commission (the "SEC ") are incorporated by reference into Part III of this report.

INDEX TO ANNUAL REPORT ON FORM 10-K

* Incorporated by reference to the Proxy Statement.

PART I

Forward-looking Statements. In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties, including the risk factors explained in the section entitled Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), that could cause our actual results to differ materially from those reflected in the forward-looking statements. When used in this report, words or phrases about the future such as "expected to", "could have", "will continue", "anticipates", "estimates" or similar expressions are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Statements in MD&A and elsewhere in this report that speculate about future events are "forward-looking statements". Forward-looking statements are our best prediction at the time that they are made, and you should not rely on them. If a circumstance occurs that causes any of our forward-looking statements to be inaccurate, we do not have an obligation to announce publicly the change to our expectations, or to make any revision to the forward-looking statements.

Item 1. Business

GENERAL

Franklin Resources, Inc. ("FRI" or the "Company"), is a diversified financial services company, which is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and as a financial holding company under the Gramm-Leach-Bliley Act (the "GLB Act"). Through our wholly-owned direct and indirect subsidiary companies, we provide a broad range of investment advisory, investment management and related services to open-end investment companies, including our own family of retail mutual funds, institutional accounts, high net-worth families, individuals and separate accounts in the United States (the "U.S.") and internationally. Our "sponsored investment products" include a broad range of domestic and global/international equity, hybrid/balanced, fixed-income, and money market mutual funds as well as other investment products, which are sold to the public under the Franklin, Templeton, Mutual Series, Bissett and Fiduciary Trust brand names. As of September 30, 2003, we had $301.9 billion in assets under our management with approximately 14.2 million billable shareholder accounts worldwide. In support of our primary business and operating segment, investment management, we also provide certain related services, including transfer agency, fund administration, distribution, shareholder processing, custodial, trustee and other fiduciary services. In our secondary business and operating segment, banking/finance, we provide clients with select retail-banking and consumer loan services through our bank subsidiaries. The common stock of FRI is traded in the U.S. primarily on the New York Stock Exchange and the Pacific Exchange under the ticker symbol "BEN" and under the ticker symbol "FRK" on the London Stock Exchange. The term "Franklin® Templeton® Investments" as used in this document, refers to Franklin Resources, Inc. and its consolidated subsidiaries.

COMPANY HISTORY AND ACQUISITIONS

Franklin Templeton Investments and its predecessors have been engaged in the financial services business since 1947. Franklin Resources, Inc. was incorporated in Delaware in November 1969. We originated our mutual fund business with the Franklin family of funds, which is now known as the Franklin Funds®. We expanded our business, in part, by acquiring companies engaged in the investment advisory and investment management business.

In October 1992, we acquired substantially all of the assets and liabilities of the investment adviser to the Templeton, Galbraith & Hansberger Ltd. financial services business. This acquisition added the Templeton family of funds to our Company. The Templeton funds are known for their international and global investment objectives and value style of investing.

In November 1996, we acquired certain assets and liabilities of Heine Securities Corporation, which provided investment management services to various accounts and investment companies, including Mutual Series Fund Inc., now known as Franklin Mutual Series Fund Inc. ("Mutual Series"). The Mutual Series funds are primarily value oriented equity funds.

We expanded our business in Korea in July 2000 when we purchased all of the remaining outstanding shares of a Korean asset management company, in which we previously held a partial interest. With assets under management approaching $3 billion in Korea, we are now one of the larger foreign money managers in that country.

We acquired all of the outstanding shares of Bissett & Associates Investment Management, Ltd. ("Bissett") in October 2000 for approximately $95 million. Bissett now operates as part of our Canadian subsidiary, Franklin Templeton Investments Corp. ("FTIC"). With the addition of Bissett, we added Bissett's family of mutual funds to our existing Canadian based funds and expanded our investment advisory services throughout Canada to a broad range of clients, including institutional clients such as pension plans, municipalities, universities, charitable foundations and private clients.

In April 2001, we acquired Fiduciary Trust Company International, a bank organized under the New York State Banking Law ("Fiduciary Trust"). Following the acquisition, Fiduciary Trust became a wholly-owned subsidiary of Franklin Resources, Inc. The stock transaction was valued at approximately $776 million at closing. Fiduciary Trust has a reputation as one of the leading providers of investment management and related trust and custody services to institutional clients and high net-worth families and individuals. With the acquisition of Fiduciary Trust, we also added Fiduciary Trust's U.S. and non-U.S. mutual funds to our product line.

In July 2002, our 75% owned subsidiary, Templeton Asset Management (India) Private Limited, acquired all of the outstanding shares of Pioneer ITI AMC Limited ("Pioneer") for approximately $55.4 million. Pioneer is an Indian investment management company with approximately $800 million in assets under management as of the purchase date. The acquisition made us one of the largest private sector fund companies in India, with combined assets at the time of acquisition of approximately $1.6 billion and more than 850,000 shareholder accounts.

In October 2003, we acquired Darby Overseas Investments, Ltd. and Darby Overseas Partners, L.P. (collectively, "Darby") for $75.9 million. We had previously owned 12.66% of Darby, and with the completion of the acquisition, we now have a 100% ownership interest. The acquisition was made in accordance with an agreement entered into on August 1, 2003. Darby, based in Washington, D.C., sponsors and manages funds for institutional investors and high net-worth clients that invest primarily in emerging markets private equity and mezzanine finance transactions, including specialized sector funds.

LINES OF BUSINESS

I. Investment Management and Related Services

We derive substantially all of our revenues from providing investment advisory, investment management, distribution and administrative services to our various family of funds, high net-worth clients, institutional accounts and separate accounts. Our revenues depend to a large extent on the amount of assets under management. Underwriting and distribution revenues, also a large source of revenue, consist of sales charges and commissions derived from sales of our sponsored investment products and distribution and service fees. When used in this report "Franklin Templeton mutual funds" or "funds" means all of the Franklin, Templeton, Mutual Series, Bissett, and Fiduciary Trust mutual funds; "sponsored investment products" means all of the Franklin Templeton mutual funds together with closed-end investment companies, foreign-based investment products, and other U.S. and international private, institutional, high net-worth and separate accounts.

A. Assets Under Management ("AUM")

Investment management fees, our most substantial source of revenue, are based upon the dollar value of assets under management, because we earn most of our revenues from fees linked to the amount of assets in the accounts that we advise. As of September 30, 2003, the type of assets under management by investment objective held by investors on a worldwide basis was:

Type of Assets	Value in Billions	% Total of AUM
Equity Growth potential, income potential or various combinations thereof.	$155.2	51%
Fixed-Income Both long and short-term.	$95.1	32%
Hybrid/Balanced Asset allocation, balanced, flexible and income-mixed funds.	$45.8	15%
Money Market Short-term liquid assets.	$5.8	2%

Broadly speaking, the change in the net assets of the sponsored investment products depends upon two factors: (1) the level of sales (inflows) as compared to the level of redemptions (outflows); and (2) the increase or decrease in the market value of the securities held in the portfolio of investments. The organization is subject to the risk of asset volatility, resulting from changes in the domestic and global financial and equity markets. In addition, because we generally derive higher revenues and income from our equity assets, a shift in assets from equity to fixed-income and hybrid/balanced funds reduces total revenue and thus, net income. Despite such risk of asset volatility, we believe that we are more competitive as a result of the greater diversity of sponsored investment products available to our customer base.

B. Types of Investment Management and Related Services

A majority of our revenues are derived from providing investment management, advisory, distribution, transfer agency and related services for the Franklin Templeton mutual funds. We advise, manage and implement the investment activities of and provide other administrative services necessary to operate our registered investment companies, the related U.S.-open-end and closed-end funds or series and our many non-U.S. based sponsored investment products.

1. Fund Advisory Services

We earn investment management fee revenues by providing investment advisory and management services pursuant to investment management agreements with each fund. This business is primarily conducted through our wholly-owned direct and indirect subsidiary companies, including, among others, the following:

Fiduciary International, Inc. ("FII"), a registered investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"), provides investment advisory and portfolio management to certain mutual funds and separate accounts;

Franklin Advisers, Inc. ("FAV"), a registered investment adviser under the Advisers Act, provides investment advisory, portfolio management and administrative services to various Franklin Templeton mutual funds, sub-advisory services to non-affiliated entities and advisory services to institutional accounts;

Franklin Advisory Services, LLC ("FAS"), a registered investment adviser under the Advisers Act, provides investment advisory and portfolio management services to certain of the Franklin Templeton mutual funds and also provides sub-advisory services to non-affiliated entities;

Franklin Mutual Advisers, LLC ("FMA"), a registered investment adviser under the Advisers Act, provides investment and portfolio management services to the Mutual Series funds and also to several of the Franklin Templeton Variable Insurance Products Trust funds;

Franklin Templeton Alternative Strategies, Inc. ("FTAS"), a registered investment adviser under the Advisers Act and a registered Commodity Pool Operator under the Commodity Exchange Act, provides investment advisory, portfolio management and administrative services to certain of our sponsored investment products with mandates in alternative investments;

Franklin Templeton Institutional, LLC ("FTI"), a registered investment adviser under the Advisers Act, provides investment advisory, portfolio management and administrative services to institutional clients;

Franklin Templeton Investment Management Limited ("FTIML"), a registered foreign equivalent investment adviser in the United Kingdom and a registered investment adviser under the Advisers Act, serves as an investment adviser to various of our investment companies registered in foreign jurisdictions, including Europe;

Franklin Templeton Investment Trust Management Co., Ltd. ("FTITMC"), a registered foreign equivalent investment adviser in Korea, provides investment trust management services and also manages equity and fixed income products in Korea;

Franklin Templeton Investments (Asia) Limited ("FTIL"), a registered investment adviser under the Advisers Act and a foreign equivalent of an investment adviser in Hong Kong, provides certain advisory services and distributes investment products in Hong Kong;

Franklin Templeton Investments Corp. ("FTIC"), a registered foreign equivalent investment adviser with many of the Canadian securities commissions, a mutual fund dealer with the Ontario Securities Commission and Alberta Securities Commission and an investment adviser under the Advisers Act, provides investment advisory, portfolio management, distribution and administrative services for Canadian registered retail funds and sub-advisory services to certain institutional and private accounts;

Franklin Templeton Investments Japan Limited ("FTIJL"), a registered foreign equivalent investment adviser in Japan, provides investment advisory, portfolio management and administrative services to certain of our funds in Japan and manages Japan equity funds that are sold in other regions;

Templeton Asset Management (India) Private Limited ("TAMPL"), an "Asset Management Company" approved by the Securities and Exchange Board of India, provides investment advisory, portfolio management and administrative services to certain mutual funds in India;

Templeton Asset Management Ltd. ("TAML"), a registered investment adviser under the Advisers Act and a registered foreign equivalent investment adviser in Singapore and Hong Kong, provides investment advisory and related services to certain Templeton developing markets funds and portfolios;

Templeton Global Advisors Limited ("TGAL"), a registered investment adviser under the Advisers Act, provides investment advisory, portfolio management, and administrative services to certain of the Templeton funds and advisory services to institutional and private accounts; and

Templeton Investment Counsel, LLC ("TICL"), a registered investment adviser under the Advisers Act, provides investment advisory, portfolio management and administrative services to certain of the Templeton funds, sub-advisory services to certain of the Franklin Funds and advisory services to institutional and private accounts.

Our subsidiary investment advisers conduct investment research and determine which securities the U.S.-registered open-end and closed-end funds will purchase, hold or sell under the supervision and oversight of the fund's board of trustees, directors or administrative managers. In addition, the subsidiary companies take all steps necessary to implement such decisions, including selecting brokers and dealers, executing and settling trades in accordance with detailed criteria set forth in the management agreement for each fund, internal policies, and applicable law and practice. In addition, certain of our subsidiary companies provide similar investment management and administrative services to a number of non-U.S. open-end and closed-end investment companies, as well as other U.S. and international private and institutional accounts, including certain of our sponsored investment companies organized in Luxembourg and Ireland.

Our investment advisory services include fundamental investment research and valuation analyses, including original economic, political, industry and company research, company visits and inspections, and the utilization of such sources as company public records and activities, management interviews, company prepared information, and other publicly available information, as well as analyses of suppliers, customers and competitors. In addition, research services provided by brokerage firms are used to support our findings.

Investment management and related services are provided pursuant to agreements in effect with each of our U.S.-registered open-end and closed-end funds. Comparable agreements are in effect with foreign-registered funds and private accounts. In general, the management agreements for our U.S.-registered open-end and closed-end funds must be renewed each year, and must be specifically approved at least annually by a vote of such funds' board of trustees or directors or by a vote of the holders of a majority of such funds' outstanding voting securities. Foreign-registered funds and private and institutional accounts have various termination rights, and review and renewal provisions that are not discussed in this report.

Under the majority of investment management agreements, the U.S.-registered open-end and closed-end funds pay us a fee payable monthly in arrears based upon a fund's average daily net assets. Annual fee rates under the various global investment management agreements generally range from 0.15% to a maximum of 2.50% and are often reduced as net assets exceed various threshold levels. The funds generally pay their own expenses such as legal, custody and audit fees, reporting costs, board and shareholder meeting costs, the United States Securities and Exchange Commission ("SEC") and state registration fees and similar expenses.

We use a "master/feeder" fund structure in certain situations. This structure allows an investment adviser to manage a single portfolio of securities at the "master fund" level and have multiple "feeder funds" that invest all of their respective assets into the master fund. Individual and institutional shareholders invest in the "feeder funds" which can offer a variety of service and distribution options. An advisory fee is charged at the master fund level, and administrative and shareholder servicing fees are charged at the feeder fund level.

Our investment management agreements permit us to serve as an adviser to more than one fund so long as our ability to render services to each of the funds is not impaired, and so long as purchases and sales for various advised funds are made on an equitable basis. Our management personnel and the fund directors or boards of trustees regularly review the fund advisory and other administrative fee structures in light of fund performance, the level and range of services provided, industry conditions and other relevant factors. Advisory and other administrative fees are generally waived or voluntarily reduced when a new fund is established and then increased to contractual levels within an established timeline or as net asset values reach certain levels.

Each U.S. investment management or advisory agreement between certain of our subsidiary companies and each fund automatically terminates in the event of its "assignment", as defined in the Investment Company Act of 1940 (the " '40 Act"). In addition, either party may terminate the agreement without penalty after written notice ranging from 30 to 60 days. If management agreements representing a significant portion of our assets under management were terminated, it would have a material adverse impact on our Company. To date, none of our management agreements with any of our retail Franklin Templeton mutual funds have been involuntarily terminated.

2. *Underwriting and Distribution*

A large portion of our revenues under the investment management operating segment are generated from providing underwriting and distribution services. Franklin/Templeton Distributors, Inc. ("FTDI"), a wholly-owned subsidiary of the Company, acts as the principal underwriter and distributor of shares of most of our U.S.-registered open-end mutual funds. During fiscal year 2003, Templeton/Franklin Investment Services, Inc. ("TFIS") served as principal underwriter and distributor for several of our U.S. funds. We earn underwriting and distribution fees primarily by distributing the funds pursuant to distribution agreements between FTDI or TFIS and the funds. Under each distribution agreement, we offer and sell the fund's shares on a continuous basis and pay certain costs associated with underwriting and distributing the funds, including the costs of developing and producing sales literature and printing of prospectuses, which may be then either partially or fully reimbursed by the funds.

Most of our U.S. and non-U.S.-registered retail funds are distributed with a multi-class share structure. We adopted this share structure to provide investors with greater sales charge alternatives for their investments. Class A shares represent a traditional fee structure whereby the investor pays a commission at the time of purchase unless minimum investment criteria are met. Class B shares, which are available in many of our funds in the U.S. and globally, have no front-end sales charges but instead have a declining schedule of sales charges (called contingent deferred sales charges) if the investor redeems within a number of years from the original purchase date. Class C shares have a pricing structure combining aspects of conventional front-end, back-end and level-load pricing. Class R shares with reduced sales charges are available for purchase by certain retirement plan accounts in the U.S. only.

Globally, we offer Advisor Class shares in many of our Franklin Templeton mutual funds and in the U.S. we offer Z Class shares in Mutual Series funds on a limited basis, both of which have no sales charges. Franklin Global Trust offers four series of funds, managed by our subsidiary FII, which are sold with no sales charge to high net-worth clients of Fiduciary Trust. The Advisor and Z Class shares are available to our officers, directors, current and former employees, and are also offered to institutions and investment advisory clients (both affiliated and unaffiliated), as well as individuals generally investing $5 million or more. In the U.S., we also sell money market funds to investors without a sales charge. Under the terms and conditions described in the prospectuses or the statements of additional information for some funds, certain investors can purchase shares at net asset value or at reduced sales charges. In addition, investors may generally exchange their shares of a fund at net asset value for shares within the same class of another Franklin Templeton mutual fund without having to pay additional sales charges.

Our insurance product funds offered for sale in the U.S. have a two-class share structure, Class 1 and Class 2, which are offered at net asset value without a sales load directly to the insurance company separate accounts (the shareholder). The only difference between the two classes is that Class 2 shares are assessed a distribution and service fee ("12b-1 fee") (as described below) payable to those who sell and distribute Class 2 shares and provide services to shareholders and contract owners (e.g., FTDI), the insurance company or others. These 12b-1 fees are generally assessed quarterly at an annual rate of 0.25% of the average daily net assets of the class.

Globally, we offer other types of share classes based on the local needs of the investors in a particular market. In the majority of cases, investors in any class of shares within the U.S. or globally may exchange their shares for a like class of shares in another fund, subject to certain fees that may apply.

The following table summarizes the sales charges and distribution and service fee structure for various share classes of our U.S.-registered retail mutual funds. The fees below generally apply to our U.S.-registered retail mutual funds, however, there are exceptions to this fee schedule for some funds.

Sales Charges and Distribution and Service Fees for Most U.S.-Registered Retail Funds

U.S. Retail Funds	Class A Shares	Class B Shares (c)	Class C Shares (d)	Class R Shares
Sales Charge at Time of Sale				
Equity	5.75% (a)	None.	1.00%	None.
Fixed-income	4.25% (a)	None.	1.00%	None.
Contingent Deferred Sales Charge	None. (b)	4% maximum declining to zero after 6 years of each investment.	1% if shareholder sells shares within 18 months of investment.	1% if shareholder sells shares within 18 months of investment.
Maximum Yearly 12b-1 Plan Fees				
Equity	0.35%	1.00%	1.00%	0.50%
Fixed-income				
Taxable	0.25%	0.65%	0.65%	0.50%
Tax-free	0.10%	0.65%	0.65%	None.
Types of investors that may purchase this share class	Any.	Any.	Any.	See Note (f) below.

U.S. Retail Funds	Advisor Class Shares	Z Class Shares (e)
Sales Charge At Time of Sale Equity Fixed-income	None.	None.
Contingent Deferred Sales Charge	None.	None.
Maximum Yearly 12b-1 Plan Fees	None.	None.
Types of investors that may purchase this share class	Officers, directors and current and former employees of Franklin Templeton Investments; institutions, investment advisory clients, individuals investing $5 million or more in Franklin, Templeton mutual funds or Mutual Series funds.	Officers, directors and current and former employees of Franklin Templeton Investments; institutions, investment advisory clients, individuals investing $5 million or more in Franklin Templeton mutual funds or Mutual Series funds and shareholders that hold shares of the Mutual Series funds reclassified as Z Class shares.

(a) Reductions in the maximum sales charges may be available depending upon the amount invested and the type of investor. In some cases noted in each fund's prospectus or statement of additional information, certain investors may invest in Class A shares at net asset value (with no load). In connection with certain of these no-load purchases, FTDI may make a payment out of its own resources to a broker/dealer involved with that sale.

(b) For Net Asset Value ("NAV") purchases over $1 million, a contingent deferred sales charge ("CDSC") of 1.00% may apply to shares redeemed within 18 months.

(c) Class B shares convert to Class A shares after eight (8) years of ownership.

(d) FTDI pays a 2.00% dealer commission to brokers of record of Class C shares, which consists of a 1.00% sales charge assessed to the investor at the time of sale, and 1.00% of which is paid by FTDI. FTDI recovers a portion of the amount it pays to brokers by retaining certain 12b-1 fees assessed during the first 12 months and from collecting contingent deferred sales charges on any redemptions made within 18 months of the time of sale.

(e) When the Company entered into management contracts for the Mutual Series funds, the outstanding shares of Mutual Series funds were reclassified as Z Class shares on October 31, 1996. Current shareholders who held shares of any Mutual Series funds on October 31, 1996 may continue to purchase Z Class shares of any Mutual Series fund. Shareholders of the Z Class shares may also exchange into Advisor Class shares of other Franklin Templeton mutual funds if otherwise meeting the Advisor Class shares' eligibility requirements. Alternatively, Z Class shareholders may exchange into Class A shares of other Franklin Templeton mutual funds at net asset value, which are subject to 12b-1 fees. FTDI may make a payment out of its own resources to a broker/dealer involved in selling Z Class shares.

(f) The types of investors that may purchase Class R shares include, employer sponsored retirement plans; plans serviced by FTIS with assets of less than $10 million; any trust or plan established as part of a qualified tuition program under Section 529 of the Internal Revenue Code; DCS Plans with assets of less than $10 million; and investors who open a rollover account with less than $1 million or a rollover account from a Franklin Templeton money purchase plan in existence prior to January 1, 2002 to a new or existing profit sharing plan.

Our non-U.S.-registered funds, including the Tax Class shares offered in Canada, have various sales charges and fee structures that are not discussed in this report.

The distribution agreements with the U.S.-registered Franklin Templeton mutual funds generally provide for FTDI to pay commission expenses for sales of fund shares to broker/dealers. These broker/dealers receive various sales commissions and other fees from FTDI, including fees from the investors in the funds and the funds themselves, for services in matching investors with funds whose investment objectives match such investors' goals and risk profiles. Broker/dealers may also receive fees for their assistance in explaining the operations of the funds, in servicing the investor's account, reporting and various other distribution services. Franklin Templeton mutual fund shares are sold primarily through a large network of independent intermediaries, including broker/dealers, banks and other similar financial advisers. We are heavily dependent upon these distribution channels and business relationships. There is increasing competition for access to these channels, which has caused our distribution costs to rise and could cause further increases in the future as competition continues and service expectations increase. As of September 30, 2003, over 3,700 local, regional, and national securities brokerage firms offered shares of the U.S.-registered Franklin Templeton mutual funds for sale to the investing public. In the U.S., we have approximately 69 general wholesalers and 7 retirement plan wholesalers who interface with the broker/dealer community.

Most of the U.S.-registered Franklin Templeton mutual funds, with the exception of certain Franklin Templeton money market funds, have adopted distribution plans (the "Plans") under Rule 12b-1 promulgated under the '40 Act ("Rule 12b-1"). The Plans are established for an initial term of one (1) year and, thereafter, must be approved annually by the particular fund's board of directors/trustees and by a majority of its disinterested fund directors/trustees. All such Plans are subject to termination at any time by a majority vote of the disinterested directors/trustees or by the particular fund shareholders. The Plans permit the funds to bear certain expenses relating to the distribution of their shares, such as expenses for marketing, advertising, printing and sales promotion. The implementation of the Plans provided for a lower fee on Class A shares acquired prior to the adoption of such Plans. Fees from the Plans are paid primarily to third-party dealers who provide service to the shareholder accounts, and engage in distribution activities. FTDI may also receive reimbursement from the funds for various expenses that FTDI incurs in distributing the funds, such as marketing, advertising, printing and sales promotion subject to the Plans' limitations on amounts. Each fund has a percentage limit for these types of expenses based on average daily net assets under management.

Similar arrangements exist with the distribution of our global funds and in all cases the distributor of the funds in the local market arranges for and pays commission.

Class B and C shares are generally more costly to us in the year of sale, but they allow us to be competitive by increasing our presence in various distribution channels. We have arranged to finance Class B and certain Class C share deferred commissions arising from our U.S., Canadian and European operations through Lightning Finance Company Limited, a company in which we have a 49% ownership interest. The repayment of the financing advances is limited to the cash flows generated by the funds' 12b-1 Plans and by any contingent deferred sales charges collected in connection with early redemptions (within six years after purchase on Class B shares).

The sales commissions and payments below, payable to qualifying broker/dealers, generally apply to our U.S.-registered retail funds, however, there are exceptions to this schedule for some funds.

Sales Commissions and Other Payments Paid to Qualifying Broker/Dealers and Other Intermediaries for Most U.S.-Registered Retail Funds

U.S. Retail Funds	Class A Shares	Class B Shares	Class C Shares	Class R Shares (g)
Dealer Commission at Time of Sale				
Equity	5.00%	4.00%	2.00%	1.00%
Fixed-income	4.00%	3.00% (b)	2.00%	1.00%
Maximum Yearly 12b-1 Plan Fees				
Equity	0.25% (a)	1.00% (c)	1.00% (e)	0.35%
Fixed-income				0.35%
Taxable	0.25% (a)	0.65% (d)	0.65% (f)	
Tax-free	0.10%	0.65% (d)	0.65% (f)	

(a) The fees referenced above generally apply, however, there are certain individual funds that may apply a different fee structure, including the Rising Dividends Fund whose 12b-1 fee is 0.50%, certain equity funds whose 12b-1 fees are 0.35% and certain taxable fixed-income funds whose 12b-1 fees are 0.15%.

(b) Certain fixed-income funds now pay 4.00%.

(c) FTDI receives a fee equal to 0.75% and pays 0.25% to the broker/dealer on the daily average assets in the account. After 8 years from the date of the investment, Class B shares are converted into Class A shares.

(d) FTDI receives a fee equal to 0.50% and pays 0.15% to the broker/dealer on the daily average assets in the account. After 8 years from the date of the investment, Class B shares are converted into Class A shares.

(e) FTDI retains a fee equal to 0.75% and pays 0.25% to the dealer/broker on the average assets in the account for the first twelve (12) months following the sale, after which the full 12b-1 fee is paid to the broker/dealer.

(f) FTDI retains a fee equal to 0.50% and pays 0.15% to the dealer/broker on the assets in the account for the first twelve (12) months following the sale, after which it is paid to the broker/dealer.

(g) With respect to Class R Shares, dealers may be eligible to receive a 12b-1 fee of 0.35% starting in the 13th month. During the first 12 months, the full 12b-1 fee will be paid to FTDI to partially offset commission paid at the time of purchase. Starting in the 13th month, FTDI will receive 0.15%. Dealers may be eligible to receive the full 0.50% 12b-1 fee starting at the time of purchase if they forego the prepaid commission of 1%.

Our various foreign subsidiaries provide underwriting and distribution services for our non-U.S.-registered open-end mutual funds, and pay various sales commissions and other payments to qualifying broker dealers and other intermediaries who are not discussed in this report.

3. Shareholder Services

Our subsidiary, Franklin Templeton Investor Services, LLC ("FTIS"), provides shareholder record keeping services and acts as transfer agent and dividend-paying agent for the U.S.-registered Franklin Templeton open-end funds. FTIS is registered with the SEC as a transfer agent under the Securities Exchange Act of 1934. FTIS is compensated under an agreement with each fund on the basis of an annual fee per account, which varies with the fund and the type of services being provided, and is reimbursed for out-of-pocket expenses. In addition, certain funds compensate FTIS based on assets under management. Other subsidiaries provide the same services to the open-end funds offered for sale in Canada, Europe, Asia, and other regions internationally, under similar fee arrangements.

4. Administrative Services

Generally, the funds themselves have no paid employees. Through our subsidiaries, including Franklin Templeton Services, LLC ("FTS"), we provide and pay the salaries of personnel who serve as officers of our U.S.-registered open-end and closed-end funds, including the President and other administrative personnel as necessary to conduct such funds' day-to-day business operations. These personnel provide information, ensure compliance with securities regulations, maintain accounting systems and controls, prepare annual reports and perform other administrative activities. FTS is compensated under an agreement with certain funds on the basis of assets under management.

C. *High Net-Worth Investment Management*

Through our subsidiary, Fiduciary Trust, and our Canadian high net-worth business unit, Bissett, we provide global investment management services to and market and sell our sponsored investment products to high net-worth individuals and families. At Fiduciary Trust, these services focus on managing family wealth from generation to generation through a full service package including wealth management, estate planning, private funds, private banking, and custody services. Our high net-worth client business seeks to maintain relationships that span generations and help families plan the best method of intergenerational wealth transfer.

Individual client assets are held in accounts separately managed by individual portfolio managers. These portfolio managers determine asset allocation and stock selection for client accounts, taking into consideration each client's specific long-term objectives while utilizing our macroeconomic and individual stock research.

We offer clients personalized attention and estate planning expertise in an integrated package of services under the Family Resource Management® ("FRM") brand. Services under FRM provide clients with an integrated strategy to optimize wealth accumulation and maximize after-tax wealth transfer to the next generation. These services include advice concerning strategic planning and asset allocation, investment management, and custody and reporting.

D. *Institutional Investment Management*

We provide a broad array of investment management services to institutional clients, focusing on foundations, endowment funds and government and corporate pension funds. Our subsidiaries offer a wide range of both domestic and international equity, fixed-income and specialty products through a variety of investment vehicles, including separate and commingled accounts and open-ended domestic and offshore mutual funds.

We operate our institutional business through a series of legal entities globally, including FTI. These entities distribute, and market our investment advisory capabilities to our institutional accounts under the Franklin, Templeton, Mutual Series, Bissett and Fiduciary Trust brand names globally. We primarily attract new institutional business through our strong relationships with pension and management consultants and through additional mandates from our existing client relationships.

The Retirement Group, a division of our U.S. subsidiary FTDI, services sponsors of defined contribution plans, including 401(k)'s, bundled defined contribution plans, variable annuity products and individual retirement accounts. This business unit allows us to focus on expanding sales of our asset management capabilities to the retirement industry by offering a number of investment options, including sub-advised portfolios, mutual funds, education savings plans and variable insurance trusts.

E. Managed Accounts

Through our subsidiaries, Franklin Private Client Group, Inc. ("FPCG"), a registered investment adviser, and Templeton Private Client Group ("TPCG"), a division of TFIS, we provide private portfolio management services and advisory services through third party broker/dealer wrap fee programs. Our subsidiary, TFIS, also serves as a direct marketing broker/dealer for institutional investors in the Franklin Templeton mutual funds. Through our various subsidiaries, we also market and distribute our sponsored investment products to individually managed and separate accounts.

F. Trust and Custody

Our subsidiary, Fiduciary Trust, provides trust and custody business including global master custody and support services to high net-worth and institutional clients. Through various trust company subsidiaries, including Fiduciary Trust, we offer a wide range of investment-related services, including, custody and administration, trust services, estate planning, tax planning, securities brokerage, trade clearance and private banking to high net-worth individuals, families and institutional clients in the U.S. and abroad. In addition to custody services, we also offer clients a series of other services, including foreign exchange, performance measurement, securities lending and brokerage services. We provide planned giving administration for non-profit organizations and related custody services, including pooled income funds, charitable remainder trusts, charitable lead trusts and gift annuities, for which we may or may not act as trustee.

Our other subsidiaries involved in the trust business, either as trust companies or companies investing in trust companies, include Fiduciary Investment Corporation, an investment company incorporated under New York State Banking Law and an indirect holding company for many of the trust company subsidiaries; Fiduciary Trust International of the South, a Florida state-chartered limited purpose trust company; Fiduciary Trust International of California, a California state-chartered limited purpose trust company; Fiduciary Trust International of Delaware, a Delaware state-chartered limited purpose trust company; FTI-Banque Fiduciary Trust, a Swiss bank based in Geneva, Switzerland; FTCI (Cayman) Ltd., an offshore trust company licensed as a bank and trust company (with a type "B" license) in the Cayman Islands; and Franklin Templeton Bank & Trust, F.S.B. ("FTB&T"). All of the trust companies referenced above have full trust powers. FTB&T, among other things, exercises full trust powers and serves primarily as custodian of Individual Retirement Accounts ("IRA") and business retirement plans.

G. Summary of Our Sponsored Investment Products

Our sponsored investment products are offered to retail, institutional, high net-worth and separate account clients, which include individual investors, qualified groups, trustees, tax-deferred (such as IRAs in the U.S., RSP's in Canada) or money purchase plans, employee benefit and profit sharing plans, trust companies, bank trust departments and institutional investors in approximately 137 countries.

1. Investment Objectives

The sponsored investment products that we offer accommodate a variety of investment goals, including growth, growth at a reasonable price, value, capital appreciation, growth and income, income, tax-free income and preservation of capital. In seeking to achieve such objectives, each portfolio emphasizes different investment securities.

Our equity investment products include some that are value-oriented, others that reflect a growth style of investing and some that use a combination of growth and value. Value investing focuses on identifying companies, which our research analysts and portfolio managers believe are undervalued, based on a number of factors. Portfolios that seek capital appreciation invest primarily in equity securities in a wide variety of international and U.S. markets; some seek broad national market exposure, while others focus on narrower sectors such as precious metals, health care, emerging technology, large-cap companies, small-cap companies, real estate securities and utilities. Growth investing relies on the review of macroeconomic, industry and sector trends to identify companies that exhibit superior growth potential relative to industry peers and the broad market. Unlike other management styles that focus on short-term market trends, our growth portfolio investment management team invests in companies demonstrating long-term growth potential, based mainly on proprietary in-house analysis and research.

Portfolios seeking income generally focus on taxable and tax-exempt money market instruments, tax-exempt municipal bonds, global fixed-income securities, fixed-income debt securities of corporations and of the U.S. government and its sponsored agencies and instrumentalities such as the Government National Mortgage Association, the Federal National Mortgage Association, and the Federal Home Loan Mortgage Corporation, and of the various states in the U.S. Still others focus on investments in particular countries and regions, such as emerging markets.

Again, we also provide investment management and related services to a number of closed-end investment companies whose shares are traded on various major U.S. and some international stock exchanges. In addition, we provide investment management, marketing and distribution services to SICAV ("Société d'Investissement à Capital Variable") funds and umbrella unit trusts organized in Luxembourg and Ireland, respectively, which are distributed in international market places, as well as to locally organized funds in various countries outside the U.S.

Our sponsored investment products also include portfolios managed for some of the world's largest corporations, endowments, charitable foundations, pension funds, wealthy individuals and other institutions. We use various investment techniques to focus on specific client objectives for these specialized portfolios.

2. Types of Sponsored Investment Products

As of September 30, 2003 we had $301.9 billion in assets under management. Our U.S.-registered open-end mutual funds (excluding our insurance products trust) accounted for $175.5 billion of our assets under management. As of September 30, 2003, the net assets under management of our five (5) largest funds were Franklin Income Fund ($16.1 billion), Templeton Growth Fund ($14.7 billion), Franklin California Tax-Free Income Fund, Inc. ($13.7 billion), Templeton Foreign Fund ($11.7 billion), and Franklin U.S. Government Securities Fund ($9.1 billion). These 5 mutual funds represented, in the aggregate, 21.6% of our assets under management. Currently no single sponsored investment product revenues represent more than 10% of total revenues.

Franklin Templeton Variable Insurance Products Trust, our insurance products trust, offers 22 funds, with assets of $9.9 billion as of September 30, 2003. The insurance product funds are available as investment options through variable insurance contracts. Most of the funds have been fashioned after some of the more popular funds offered to the general public and are managed, in most cases, by the same investment adviser.

Our U.S. closed-end and interval (floating rate) funds accounted for $4.5 billion of our assets under management. U.S. wrap fee, partnership, and trust accounts made up $6.3 billion of our assets under management. On a Company-wide basis, institutional separate and high net-worth accounts accounted for $68.9 billion of assets under management.

In addition, $36.8 billion of our assets under management were held in foreign-based funds and open-end and closed-end accounts whose investment objectives vary, but are primarily international and global equity-oriented.

The following table shows the various types of our U.S.-registered open-end mutual funds and dedicated insurance product funds as of September 30, 2003, and is categorized using the Investment Company Institute ("ICI") definitions, which are more detailed than the broad investment objective definitions used in MD&A and in our Consolidated Financial Statements.

U.S.-REGISTERED OPEN-END MUTUAL FUNDS (a)

CATEGORY (and approximate assets under management, as of September 30, 2003) *In Billions*	INVESTMENT OBJECTIVE	NO. OF MUTUAL FUNDS	NO. OF INSURANCE PRODUCT FUNDS
I. EQUITY FUNDS ($97.3)			
A. Capital Appreciation Funds ($22.1)	Seek capital appreciation; dividends are not a primary consideration.		
1. Aggressive Growth Funds	Invest primarily in common stocks of small, growth companies.	5	2
2. Growth Funds	Invest primarily in common stocks of well-established companies.	9	2
3. Sector Funds	Invest primarily in companies in related fields.	8	2
B. World Equity Funds ($50.5)	Invest primarily in stocks of foreign companies.		
1. Emerging Market Funds	Invest primarily in companies based in developing regions of the world.	2	1
2. Global Equity Funds	Invest primarily in equity securities traded worldwide, including those of U.S. companies.	13	2
3. International Equity Funds	Invest primarily in equity securities of companies located outside the United States.	6	1
4. Regional Equity Funds	Invest in companies based in a specific part of the world.	3	0
C. Total Return Funds ($24.7)	Seek a combination of current income and capital appreciation.		
1. Growth and Income Funds	Invest primarily in common stocks of established companies with the potential for growth and a consistent record of dividend payments.	8	3
II. HYBRID/BALANCED FUNDS ($17.5)	May invest in a mix of equities, fixed-income securities, and derivative instruments.		
A. Asset Allocation Funds ($0.5)	Invest in various asset classes including, but not limited to, equities, fixed-income securities, and money market instruments. They seek high total return by maintaining precise weightings in asset classes.	5	1
B. Income-Mixed Funds ($17.0)	Invest in a variety of income-producing securities, including equities and fixed-income securities. These funds seek a high level of current income without regard to capital appreciation.	1	1
III. TAXABLE BOND FUNDS ($16.4)			
A. High Yield Funds ($3.0)	Invest two-thirds or more of their portfolios in lower-rated U.S. corporate bonds (Baa or lower by Moody's and BBB or lower by Standard & Poor's rating services).	2	1

(a) This table excludes separately managed accounts, trust and partnership accounts and closed-end funds. A significant number of institutional assets are invested in U.S. open-end mutual funds and are disclosed in the table.

CATEGORY (and approximate assets under management, as of September 30, 2003) In Billions	INVESTMENT OBJECTIVE	NO. OF MUTUAL FUNDS	NO. OF INSURANCE PRODUCT FUNDS
B. World Bond Funds ($1.0)	Invest in debt securities offered by foreign companies and governments. They seek the highest level of current income available worldwide.		
1. Global Bonds Funds: General	Invest in debt securities worldwide with no stated average maturity or an average maturity of five years or more. These funds may invest up to 25 percent of assets in companies located in the United States.	1	2
2. Global Bond Funds: Short Term	Invest in debt securities worldwide with an average maturity of one to five years. These funds may invest up to 25 percent of assets in companies located in the United States.	1	0
3. Other World Bond Funds	Invest in international bond and emerging market debt funds, foreign government and corporate debt instruments. Two-thirds of an international bonds fund's portfolio must be invested outside the United States. Emerging market debt funds invest primarily in debt from underdeveloped regions of the world.	1	0
C. Government Bond Funds ($11.1)	Invest in U.S. government bonds of varying maturities. They seek high current income.		
1. Government Bond Funds: Intermediate Term	Invest two-thirds or more of their portfolios in U.S. government securities with an average maturity of five to ten years. Securities utilized by investment managers may change with market conditions.	0	1
2. Government Bond Funds: Short Term	Invest two-thirds or more of their portfolios in U.S. government securities with an average maturity of one to five years. Securities utilized by investment managers may change with market conditions.	1	0
3. Mortgage-Backed Funds	Invest two-thirds or more of their portfolios in pooled mortgage-backed securities.	3	0
D. Strategic Income Funds ($1.1)	Invest in a combination of U.S. fixed-income securities to provide a high level of current income.	4	2
E. Corporate Bond Funds ($0.2)	Seek current income by investing in high-quality debt securities issued by U.S. corporations.		
1. Corporate Bond Funds: Short Term	Invest two-thirds or more of their portfolios in U.S. corporate bonds with an average maturity of one to five years. These funds seek a high level of income with less price volatility than intermediate-term bond funds.	1	0

CATEGORY (and approximate assets under management, as of September 30, 2003) In Billions	INVESTMENT OBJECTIVE	NO. OF MUTUAL FUNDS	NO. OF INSURANCE PRODUCT FUNDS
IV. TAX-FREE BOND FUNDS ($49.9)			
A. State Municipal Bond Funds ($35.0)	Invest primarily in municipal bonds issued by a particular state. These funds seek high after-tax income for residents of individual states.		
1. State Municipal Bond Funds: General	Invest primarily in the single-state municipal bonds with an average maturity of greater than five years or no specific stated maturity. The income from these funds is largely exempt from federal as well as state income tax for residents of the state.	29	0
2. State Municipal Bond Funds: Short Term	Invest primarily in single-state municipal bonds with an average maturity of one to five years. The income from these funds is largely exempt from federal as well as state income tax for residents of the state.	2	0
B. National Municipal Bond Funds ($14.9)	Invest primarily in the bonds of various municipal issuers in the United States. These funds seek high current income free from federal income tax.		
1. National Municipal Bond Funds: General	Invest primarily in municipal bonds with an average maturity of more than five years or no specific stated maturity.	4	0
2. National Municipal Bond Funds: Short Term	Invest primarily in municipal bonds with an average maturity of one to five years.	1	0
V. MONEY MARKET FUNDS ($4.3)			
A. Taxable Money Market Funds ($3.4)	Invest in short-term, high-grade money market securities and must have average maturities of 90 days or less. These funds seek the highest level of income consistent with preservation of capital (i.e., maintaining a stable share price).		
1. Taxable Money Market Funds: Government	Invest primarily in U.S. Treasury obligations and other financial instruments issued or guaranteed by the U.S. government, its agencies, or its instrumentalities.	2	0
2. Taxable Money Market Funds: Non-Government	Invest primarily in a variety of money market instruments, including certificates of deposit from larger banks, commercial paper, and bankers' acceptances.	5	1
B. Tax-Exempt Money Market Funds ($0.9)	Invest in short-term municipal securities and must have average maturities of 90 days or less. These funds seek the highest level of income – free from federal and, in some cases, state and local taxes – consistent with preservation of capital.		

CATEGORY (and approximate assets under management, as of September 30, 2003) In Billions	INVESTMENT OBJECTIVE	NO. OF MUTUAL FUNDS	NO. OF INSURANCE PRODUCT FUNDS
1. National Tax-Exempt Money Market Funds	Invest in short-term securities of various U.S. municipal issuers.	1	0
2. State Tax-Exempt Money Market Funds	Invest primarily in short-term securities of municipal issuers in a single state to achieve the highest level of tax-free income for residents of that state.	2	0

The following table sets forth the types of our non-U.S. open-end mutual funds as of September 30, 2003 and is categorized by investment objectives and sales region.

NON-U.S. OPEN-END MUTUAL FUNDS (a)

CATEGORY (and approximate assets under management, as of September 30, 2003) In Billions	INVESTMENT OBJECTIVE	NO. OF MUTUAL FUNDS BY SALES REGION	
I. EQUITY FUNDS ($19.8)			
A. Global/International Equity ($18.5)	Invest in securities of companies traded worldwide, including foreign and U.S. companies.	Asia Pacific: Canada: U.K./Europe:	34 18 27
B. Domestic (U.S.) Equity ($1.3)	Invest in equity securities of U.S. companies.	Canada: U.K./Europe:	5 11
II. FIXED-INCOME FUNDS ($10.2)			
A. Global/International Fixed-Income ($3.4)	Invest worldwide in debt securities offered by foreign companies and governments. These funds may invest assets in debt securities offered by companies located in the U.S.	Asia Pacific: Canada: U.K./Europe:	30 4 7
B. Domestic Fixed-Income ($6.8)	Invest in debt securities offered by U.S. companies and the U.S. government and/or municipalities located in the U.S.	Asia Pacific: U.K./Europe:	1 5
III. HYBRID/BALANCED FUNDS ($1.2)	May invest in a mix of global equity, fixed-income securities and derivative instruments.	Asia Pacific: Canada: U.K./Europe:	21 5 4
IV. TAXABLE MONEY FUNDS ($1.5)	Market securities issued or guaranteed by domestic or global governments or agencies.	Asia Pacific: Canada: U.K./Europe:	7 3 2

(a) Does not include the Franklin Templeton Global Fund, the Fiduciary Emerging Markets Bond Fund plc, nor fund-of-fund mutual funds. For purposes of this table, we consider the sales region to be where a fund is based and primarily sold and not necessarily the region where a particular fund is invested. Many funds are also distributed across different sales regions (e.g., SICAV funds are based, primarily sold in and therefore considered to be within the U.K./Europe sales region, although also distributed in the Asia Pacific sales region), but are only designated a single sales region in the table.

3. Fund Introductions, Mergers and Liquidations

In an effort to address changing market conditions and evolving investor needs, from time to time we introduce new funds, merge existing funds or liquidate existing funds. During the fiscal year ended September 30, 2003, we added and introduced a number of funds in the U.S., Canada and other regions internationally.

In the U.S., we expanded our product line, recognizing shifts in market and investor sentiment. We added three new limited term tax-free products, providing investors with additional fund options to tailor their fixed income portfolios. We introduced two new fund-of-fund mutual funds, providing investors with equity performing portfolios consisting of many of our core funds. We also expanded our efforts in the U.S. education savings market and were awarded New Jersey's 529 mandate for marketing and managing investments through NJ-BEST and the Franklin Templeton 529 College Savings Plan. We also made available an array of mutual funds and alternative investment products to our institutional and high net-worth clients.

In Canada, we introduced a portfolio of funds that provided our Canadian clients with diversified investment choices. We also introduced Tapestry Pooled Portfolios, a program of eleven actively managed pooled portfolios offering a blend of investment styles and asset classes, including alternative investments. Additionally, we added a new diversified income portfolio to the Quotential Program, a growing dealer-distributed wrap program in Canada.

In other regions internationally, we launched new funds and investment products that addressed the unique needs of local markets. Through our Luxembourg-domiciled SICAV, seven new funds were introduced. In other country specific markets, including the United Kingdom, Korea, Singapore and India, we initiated new local products to support expansion in these regions.

During the fiscal year ended September 30, 2003, the following fund mergers and liquidations occurred: 1 variable annuity fund merged into another variable annuity fund and 1 variable annuity fund was liquidated; 5 U.S. registered open end mutual funds were merged into other U.S. registered open end mutual funds; 7 non-U.S. registered open end mutual funds were merged into other non-U.S. registered open end mutual funds and 5 non-U.S. registered open end mutual funds were liquidated; 4 Dublin-domiciled Fiduciary Trust funds were liquidated and 4 merged into U.K products.

II. Banking/Finance Operations

Our secondary business segment is banking/finance, which offers select retail-banking and consumer lending services.

Our subsidiary, Fiduciary Trust, is a New York state chartered bank and provides private banking services primarily to high net-worth clients who maintain trust, custody and/or investment management accounts with Fiduciary Trust. Fiduciary Trust's private banking and credit products include, among others, loans secured by marketable securities, foreign exchange services, deposit accounts and other banking services. As discussed in Investment Management and Related Services, Fiduciary Trust also offers investment management, trust and estate, custody and related services to institutional accounts and high net-worth individuals and families.

Franklin Capital Corporation ("FCC") is a subsidiary of FRI, which engages primarily in the purchase, securitization and servicing of retail installment sales contracts ("automobile contracts") originated by independent automobile dealerships. FCC is incorporated and headquartered in Utah and conducts its business primarily in the Western region of the U.S. As of September 30, 2003, FCC's total assets included $130.0 million of outstanding automobile contracts. During fiscal 2003, FCC securitized approximately $446.7 million of automobile contract receivables for which it maintains servicing rights. As of September 30, 2003, FCC serviced $680.7 million of receivables that have been securitized to date. See Note 7 in the Notes to the Financial Statements.

Our securitized automobile contracts business is subject to marketplace fluctuation and competes with businesses with significantly larger portfolios. Auto loan portfolio losses can be influenced significantly by trends in the economy and credit markets, which reduce borrowers' ability to repay loans. A more detailed analysis of loan losses and delinquency rates in our consumer lending and dealer auto loan business is contained in Note 6 in the Notes to the Financial Statements.

Our subsidiary Franklin Templeton Bank & Trust, F.S.B. ("FTB&T"), with total assets of $174.4 million, as of September 30, 2003, provides FDIC insured deposit accounts and general consumer loan products such as credit card loans, unsecured loans, loans secured by marketable securities, mortgage loans, debit card products and auto loans. FTB&T (formerly known as Franklin Bank) became chartered as a federal savings bank on May 1, 2000 when the Office of Thrift Supervision approved FTB&T's application to convert from a California state banking charter to a federal thrift charter. Immediately following the conversion of FTB&T's state charter to a federal thrift charter, Franklin Templeton Trust Company, a California chartered trust company, was merged into FTB&T and continues to perform its prior activities as a division of FTB&T.

Our other banking subsidiaries include, FTI-Banque Fiduciary Trust, a Swiss bank based in Geneva, Switzerland, which provides an array of private banking trust and investment services to clients outside of the U.S., and FTCI (Cayman) Ltd., a licensed bank and trust company in the Cayman Islands.

REGULATORY CONSIDERATIONS

Virtually all aspects of our business, including those conducted through our various subsidiaries, are subject to various federal, state, and foreign regulation, and supervision. Domestically, we are subject to regulation and supervision by, among others, the SEC, the National Association of Securities Dealers ("NASD"), the Federal Reserve Board (the "FRB"), the Federal Deposit Insurance Corporation ("FDIC"), the Office of Thrift Supervision and the New York State Banking Department. Globally, we are subject to regulation and supervision by, among others, the Ontario and Alberta Securities Commissions in Canada, the Monetary Authority of Singapore, the Financial Services Authority in the United Kingdom, the Central Bank of Ireland, the Securities and Futures Commission of Hong Kong, the Korean Ministry of Finance and Economy and the Financial Supervisory Commission in Korea, and the Securities Exchange Board of India. The Advisers Act imposes numerous obligations on our subsidiaries, which are registered in the U.S. as investment advisers, including record keeping, operating and marketing requirements, disclosure obligations and prohibitions on fraudulent activities. The '40 Act imposes similar obligations on the investment companies that are advised by our subsidiaries. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act and the '40 Act, ranging from fines and censure to termination of an investment adviser's registration.

As part of various ongoing investigations by the SEC, the U.S. Attorney for the Northern District of California, the U.S. Attorney for the District of Massachusetts, the New York Attorney General and the Secretary of State of Massachusetts relating to certain practices in the mutual fund industry, including late trading, market timing and sales compensation arrangements, the Company and its subsidiaries (as used in this section, together, the "Company"), as well as certain current or former executives and employees of the Company, have received requests for information and/or subpoenas to testify or produce documents. The Company and, where applicable, the relevant individuals, are providing documents and information in response to these requests and subpoenas. In addition, the Company is responding to requests for similar kinds of information from regulatory authorities in some of the foreign countries where the Company conducts its global asset management business. See also Note 13 in the Notes to the Consolidated Financial Statements.

FRI and many of the investment companies advised by our various subsidiaries are also subject to the federal and state laws affecting corporate governance, including the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC. As a New York Stock Exchange ("NYSE") listed company, we are also subject to the rules of the NYSE, including the corporate governance standards that were recently approved by the SEC.

Since 1993, the NASD Conduct Rules have limited the amount of aggregate sales charges which may be paid in connection with the purchase and holding of investment company shares sold through brokers. The effect of the rule might be to limit the amount of fees that could be paid pursuant to a fund's 12b-1 Plan to FTDI, our principal underwriting and distribution subsidiary, which earns underwriting commissions on the distribution of fund shares in the U.S. Such limitations would apply in a situation where a fund has no, or limited, new sales for a prolonged period of time. None of the Franklin Templeton mutual funds are in, or close to, that situation at the present time.

Following the acquisition of Fiduciary Trust, in fiscal 2001, the Company became a bank holding company under the BHC Act and is subject to supervision and regulation by the FRB. Pursuant to the GLB Act, as a qualifying bank holding company, we also became a financial holding company, which enables us to affiliate with a far broader range of financial companies than had previously been permitted for bank holding companies. Permitted affiliates include securities brokers, underwriters and dealers, investment managers, mutual fund distributors, insurance companies and companies engaged in other activities that are "financial in nature or incidental thereto" or "complementary" to a financial activity. The FRB has issued interim rules specifying that organizing, sponsoring, and managing a mutual fund are activities that are permissible for financial holding companies under certain guidelines. A bank holding company may elect to become a financial holding company if, as in our case, each of its subsidiary banks and other depository institution subsidiaries is well capitalized, is well managed (with the exception of Fiduciary Trust, which is exempt from the Community Reinvestment Act ("CRA")) and has at least a "satisfactory" rating under the CRA.

The FRB may impose limitations, restrictions, or prohibitions on the activities or acquisitions of a financial holding company if the FRB believes that the Company does not have the appropriate financial and managerial resources to commence or conduct an activity, make an acquisition, or retain ownership of a company. The GLB Act establishes the FRB as the umbrella supervisor for financial holding companies and adopts an administrative approach to regulation that generally requires the FRB to defer to the actions and requirements of the U.S. "functional" regulators of subsidiary broker/dealers, investment advisers, investment companies, insurance companies, and other regulated non-depository institutions.

FRB policy provides that, as a matter of prudent banking, a bank holding company generally should not pay dividends unless its net income is sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the capital needs, asset quality and overall financial condition of the holding company and its bank and thrift institution subsidiaries. As we are a bank holding company, this policy may be applied to us even though we are also a financial holding company.

Almost every aspect of the operations and financial condition of our banking and thrift subsidiaries are subject to extensive regulation and supervision and to various requirements and restrictions under federal and state law, including requirements governing capital adequacy, management practices, liquidity, branching, earnings, loans, dividends, investments, reserves against deposits, and the provision of services. Under federal law, a depository institution is prohibited from paying a dividend if the depository institution would thereafter be "undercapitalized" as determined by the federal bank regulatory agencies. The relevant federal banking regulatory agencies, and the state banking regulatory agencies, also have authority to prohibit a bank or a bank holding company from engaging in what, in the opinion of the regulatory body, constitutes an unsafe or unsound practice.

Each of our banking subsidiaries is subject to restrictions under federal law that limit transactions with FRI and its non-bank subsidiaries, including loans and other extensions of credit, investments or asset purchases. These and various other transactions, including any payment of money to FRI and its non-bank subsidiaries, must be on terms and conditions that are, or in good faith would be, offered to companies that are not affiliated with these companies.

Federal banking agencies are required to take prompt supervisory and regulatory actions with respect to institutions that do not meet minimum capital standards. There are five defined capital tiers, the highest of which is "well capitalized". A depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Undercapitalized institutions may not accept, renew or roll over brokered deposits. To remain a financial holding company, each company's banking subsidiaries must be well capitalized and well managed. As of September 30, 2003, our bank and thrift subsidiaries continued to be considered "well capitalized" and "well managed". If a banking subsidiary of a financial holding company has not received a rating of at least "satisfactory" on its most recent CRA examination, the FRB may prohibit the financial holding company or its banking subsidiary from engaging in additional financial activities.

The FRB has adopted various capital guidelines for bank holding companies. The GLB Act authorizes the FRB to establish consolidated capital requirements for financial holding companies. The GLB Act generally prohibits the FRB from imposing capital requirements on functionally regulated non-bank subsidiaries of a financial holding company, such as broker/dealers and investment advisers. The FRB has not published consolidated capital requirements specific to financial holding companies, but may do so in the future.

The federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject FRI, our thrift and banking subsidiaries, as well as officers, directors and other so-called "institution-affiliated parties" of these organizations, to administrative sanctions and potentially substantial civil money penalties. In addition, the appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution, or the FDIC may appoint itself if any one or more of a number of circumstances exist.

COMPETITION

The financial services industry is highly competitive and has increasingly become a global industry. There are approximately 8,200 open-end investment companies of varying sizes, investment policies and objectives whose shares are being offered to the public in the U.S. Due to our international presence and varied product mix, it is difficult to assess our market position relative to other investment managers on a worldwide basis, but we believe that we are one of the more widely diversified investment managers in the U.S. We believe that our equity and fixed-income asset mix coupled with our global presence will serve our competitive needs well over the long term. We continue to focus on the performance of our investment products, service to customers and extensive marketing activities with our strong broker/dealer and other financial institution distribution network as well as high net-worth customers.

We face strong competition from numerous investment management, stock brokerage and investment banking firms, insurance companies, banks, savings and loan associations and other financial institutions, which offer a wide range of financial and investment management services to the same institutional accounts, separate accounts and high net-worth customers that we are seeking to attract. In recent years, there has been a trend of consolidation in the financial services industry, resulting in stronger competitors with greater financial resources than us.

We rely largely on intermediaries to sell and distribute Franklin Templeton mutual fund shares. In addition to offering our products, many of these intermediaries also have mutual funds under their own names that compete directly with our products. These intermediaries could decide to limit or restrict the sale of our fund shares, which could lower our future sales and cause our revenues to decline. We have and continue to pursue sales relationships with all types of intermediaries to broaden our distribution network. We have experienced increased costs related to maintaining our distribution channels and we anticipate that this trend will continue.

We have implemented an award winning Internet platform to compete with the rapidly developing and evolving capabilities being offered with this technology. Together with several large financial services companies, we made a capital investment in the development of an industry-wide Internet portal, known as Advisorcentral.com, which provides our broker, dealer and investment adviser customers with the ability to view their clients' holdings using one log-in ID.

As investor interest in the mutual fund industry has increased, competitive pressures have increased on sales charges of broker/dealer distributed funds. We believe that, although this trend will continue, a significant portion of the investing public still relies on the services of the broker/dealer or financial adviser community, particularly during weaker market conditions.

We believe that we are well positioned to deal with changes in marketing trends as a result of our already extensive advertising activities and broad based marketplace recognition. We conduct significant advertising and promotional campaigns through various media sources to promote brand recognition. We advertise in major national financial publications, as well as on radio and television to promote brand name recognition and to assist our distribution network. Such activities include purchasing network and cable programming, sponsorship of sporting events, and extensive newspaper and magazine advertising.

Diverse and strong competition affects the banking/finance segment of our business as well, and limits the fees that can be charged for our services. For example, in the banking segment we compete with many types of institutions for consumer loans, including the finance subsidiaries of large automobile manufacturers, which have offered special incentives to stimulate automobile sales, including no-interest loans. These product offerings by our competitors limit the interest rates that we can charge on consumer loans.

FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

Information on our operations in various geographic areas of the world and a breakout of business segment information is contained in Note 18 in the Notes to the Consolidated Financial Statements.

INTELLECTUAL PROPERTY

We have used, registered, and/or applied to register certain trademarks and service marks to distinguish our sponsored investment products and services from those of our competitors in the U.S. and in foreign countries and jurisdictions, including, but not limited to, Franklin®, Templeton®, Bissett®, Mutual Series®, and Fiduciary™. We enforce our trademark, service mark and trade name rights in the U.S. and abroad.

EMPLOYEES

As of September 30, 2003, we employed approximately 6,500 employees and operated offices in 28 countries. We consider our relations with our employees to be satisfactory.

AVAILABLE INFORMATION

Franklin Resources, Inc. files reports with the SEC. Copies of any of these filings can be obtained from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

We also file reports with the SEC electronically via the Internet. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers who file electronically with the SEC, at http://www.sec.gov. Additional information about Franklin Resources, Inc. can also be obtained at our website at http://www.franklintempleton.com. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Corporate Governance Guidelines. The Company has adopted Corporate Governance Guidelines. The Corporate Governance Guidelines are posted on the Company's website and are available in print to any shareholder who requests a copy.

Committee Charters. The Board of Directors has an Audit Committee, Compensation Committee and Corporate Governance Committee. The Board of Directors has adopted written charters for each committee, which are posted on the Company's website and are available in print to any shareholder who requests a copy.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following information on the executive officers of FRI, including their principal occupations for the past five (5) years, is given as of December 1, 2003.

PENELOPE S. ALEXANDER
AGE 43

Vice President, Human Resources – U.S. of FRI since May 2003; officer of other FRI subsidiaries; employed by FRI or its subsidiaries in various other capacities for more than the past five (5) years.

JAMES R. BAIO
AGE 49

Senior Vice President and Chief Financial Officer of FRI since May 2003; officer of other FRI subsidiaries; employed by FRI or its subsidiaries in various other capacities for more than the past five (5) years.

JENNIFER J. BOLT
AGE 39

Senior Vice President and Chief Information Officer of FRI since May 2003; officer and/or director of other FRI subsidiaries since June 1994; employed by FRI or its subsidiaries in various other capacities for more than the past five (5) years.

HARMON E. BURNS
AGE 58
DIRECTOR SINCE 1991

Vice Chairman and Director of FRI; formerly Executive Vice President and director of FRI for more than the past five (5) years; Member – Office of the Chairman of FRI; officer and/or director of many other FRI subsidiaries; officer and/or director or trustee in 49 investment companies of Franklin Templeton Investments.

MARTIN L. FLANAGAN
AGE 43

President of FRI; formerly Senior Vice President and Chief Financial Officer for more than the past five (5) years; officer and/or director of many other FRI subsidiaries; officer, director and/or trustee in 49 investment companies of Franklin Templeton Investments. Mr. Flanagan has been appointed to serve as Co-Chief Executive Officer of FRI effective January 1, 2004.

HOLLY E. GIBSON
AGE 37

Vice President – Corporate Communications of FRI since May 2003 and Director of Corporate Communications for the past five (5) years.

BARBARA J. GREEN
AGE 56

Vice President and Deputy General Counsel of FRI since January 2000 and Secretary of FRI since October 2003; officer of many other FRI subsidiaries; officer in 52 investment companies of Franklin Templeton Investments.

DONNA S. IKEDA
AGE 47

Vice President, Human Resources – International of FRI since May, 2003 and formerly Vice President – Human Resources of FRI for more than the past five (5) years.

CHARLES B. JOHNSON
AGE 70
DIRECTOR SINCE 1969

Chairman of the Board, Chief Executive Officer and director of FRI for more than the past five (5) years; Member – Office of the Chairman of FRI; officer and/or director of many other FRI subsidiaries; officer and/or director or trustee in 46 investment companies of Franklin Templeton Investments. Effective January 1, 2004, Mr. C. B. Johnson will no longer serve as Chief Executive Officer of FRI, but will continue to serve as Chairman of the Board and a director of FRI.

GREGORY E. JOHNSON
AGE 42

President of FRI; formerly Vice President of FRI for more than the past five (5) years; officer of many other FRI subsidiaries and in two investment companies of Franklin Templeton Investments. Mr. G. Johnson has been appointed to serve as Co-Chief Executive Officer of FRI effective January 1, 2004.

RUPERT H. JOHNSON, JR.
AGE 63
DIRECTOR SINCE 1969

Vice Chairman of FRI; formerly Executive Vice President and director of FRI for more than the past five (5) years; Member – Office of the Chairman of FRI; officer and/or director of many other FRI subsidiaries; officer and/or director or trustee in 49 investment companies of Franklin Templeton Investments.

LESLIE M. KRATTER
AGE 58

Senior Vice President (since 2000) and Assistant Secretary (since 2003) of FRI; formerly Secretary from March 1998 to October 2003 and Vice President of FRI since March 1993.

KENNETH A. LEWIS
AGE 42

Vice President and Treasurer of FRI since June 2002 and officer of many other FRI subsidiaries for the past five (5) years.

MURRAY L. SIMPSON
AGE 66

Executive Vice President and General Counsel of FRI since January 2000; officer in 51 investment companies of Franklin Templeton Investments. Previously Managing Director and Chief Executive Officer of Franklin Templeton Investments (Asia) Limited (formerly, Templeton Franklin Investment Services (Asia), Limited) from 1994-2000.

CHARLES R. SIMS
AGE 42

Vice President of FRI and officer of many other FRI subsidiaries for the past five (5) years.

ANNE M. TATLOCK
AGE 64

Vice Chairman, Member – Office of the Chairman and director of FRI; Chairman of the Board, Chief Executive Officer (since 2000), and Director of Fiduciary Trust, a subsidiary of FRI; formerly President of Fiduciary Trust for more than the past five (5) years; officer and/or director of certain other subsidiaries of FRI. Director, Fortune Brands, Inc. and Merck & Co., Inc.

Family Relations. Charles B. Johnson and Rupert H. Johnson, Jr. are brothers. Peter M. Sacerdote, a director of FRI, is a brother-in-law of Charles B. Johnson and Rupert H. Johnson, Jr. Gregory E. Johnson is the son of Charles B. Johnson, the nephew of Rupert H. Johnson, Jr. and Peter Sacerdote and the brother of Jennifer Bolt. Jennifer Bolt is the daughter of Charles B. Johnson, the niece of Rupert H. Johnson, Jr. and Peter Sacerdote and the sister of Gregory E. Johnson.

Item 2. Properties

We conduct our worldwide operations using a combination of leased and owned facilities. While we believe we have sufficient facilities to conduct business during fiscal 2004, we will continue to lease, acquire and dispose of facilities throughout the world as necessary.

We lease space domestically primarily in California, Connecticut, Delaware, Florida, Michigan, New Jersey, New York, Utah, Washington and the District of Columbia, and internationally in various locations, including Australia, Belgium, Brazil, Canada, China, England, France, Germany, Holland, Hong Kong, India, Ireland, Italy, Japan, Korea, Luxembourg, Poland, Russia, Scotland, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, Turkey and the United Arab Emirates. As of September 30, 2003, we leased and occupied approximately 865,000 square feet of space. We have also leased and subsequently subleased to third parties a total of 297,000 square feet of space.

In addition, we own 6 buildings near Sacramento, California, 5 buildings in St. Petersburg, Florida, 2 buildings in Nassau, Bahamas, 5 buildings in India, as well as space in office buildings in Argentina, China and Singapore. In addition, we operate 4 buildings in San Mateo, California under an operating lease with a related lessor trust. The buildings we own consist of approximately 1.67 million square feet. We have subleased to third parties approximately 104,000 square feet of excess owned space. Since we operate on a unified basis, corporate activities, fund related activities, accounting operations, sales, real estate and retail-banking and consumer lending operations, management information system activities, publishing and printing operations, shareholder service operations and other business activities and operations take place in a variety of such locations.

Item 3. Legal Proceedings

In October and November, 2003, three lawsuits were brought against subsidiaries of the Company alleging breach of fiduciary duty with respect to the valuation of the portfolio securities of certain Franklin Templeton funds and seeking monetary damages and costs. *Bradfisch v. Templeton Funds, Inc. and Templeton Global Advisors Limited,* Case 2003 L 001361, was filed on October 3, 2003 in the Circuit Court for the Third Judicial Circuit, Madison County, Illinois, and relates to the Templeton World Fund. *Woodbury v. Templeton Global Smaller Companies Fund, Inc. and Templeton Investment Counsel, LLC,* Case 2003 L 001362, was filed on October 3, 2003 in the Circuit Court for the Third Judicial Circuit, Madison County, Illinois, and relates to the Templeton Global Smaller Companies Fund, Inc. Both cases were removed to the United States District Court for the Southern District of Illinois on November 14, 2003. The complaint in *Kenerley v. Templeton Funds, Inc. and Templeton Global Advisors Limited,* Case No. 03-770 GPM, was filed in the United States District Court for the Southern District of Illinois and served on the defendants on November 25, 2003. This lawsuit relates to the Templeton World Fund and alleges breach of fiduciary duties imposed by Section 36(a) of the Investment Company Act of 1940 and pendant state law claims.

Management strongly believes that the claims made in each of these lawsuits are without merit and intends vigorously to defend against them.

Except for the matters described above, there have been no material developments in the litigation previously reported in our Form 10-Q for the period ended June 30, 2003 as filed with the SEC on August 14, 2003. We are involved from time to time in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of such claims will not materially affect our business or financial position.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of the fiscal year covered by this report, no matter was submitted to a vote of security holders.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is traded on the New York Stock Exchange ("NYSE") and the Pacific Exchange under the ticker symbol "BEN", and the London Stock Exchange under the ticker symbol "FRK". On September 30, 2003, the closing price of FRI's common stock on the NYSE was $44.21 per share. At December 1, 2003, there were approximately 4,900 shareholders of record.

The following table sets forth the high and low sales prices for our common stock on the NYSE.

	2003 Fiscal Year		2002 Fiscal Year	
Quarter	High	Low	High	Low
October-December	$37.85	$27.90	$37.85	$30.85
January-March	$37.01	$29.99	$44.15	$34.52
April-June	$40.85	$32.84	$44.48	$39.45
July-September	$46.95	$38.66	$43.15	$29.52

We declared dividends of $0.30 per share in fiscal 2003 and $0.28 per share in fiscal 2002. We expect to continue paying dividends on a quarterly basis to holders of our common stock depending upon earnings and other relevant factors.

Item 6. Selected Financial Data

FINANCIAL HIGHLIGHTS

(in millions, except assets under management, per share amounts and employee headcount)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30,	2003	2002	2001	2000	1999
Summary of Operations					
Operating revenues	$2,624.4	$2,518.5	$2,354.8	$2,340.1	$2,262.5
Net income	502.8	432.7	484.7	562.1	426.7
Financial Data					
Total assets	$6,970.7	$6,422.7	$6,265.7	$4,042.4	$3,666.8
Long-term debt	1,108.9	595.1	566.0	294.1	294.3
Stockholders' equity	4,310.1	4,266.9	3,977.9	2,965.5	2,657.0
Operating cash flow	548.0	736.8	553.2	701.7	584.5
Assets Under Management *(in billions)*					
Period ending	$301.9	$247.8	$246.4	$229.9	$218.1
Simple monthly average	269.8	263.2	243.4	227.7	219.8
Per Common Share					
Earnings					
Basic	$1.98	$1.66	$1.92	$2.28	$1.69
Diluted	1.97	1.65	1.91	2.28	1.69
Cash dividends	0.30	0.28	0.26	0.24	0.22
Book value	17.53	16.50	15.25	12.17	10.59
Employee Headcount	6,504	6,711	6,868	6,489	6,650

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

In this section, we discuss our results of operations and our financial condition. In addition to historical information, we also make some statements relating to the future, which are called "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other important factors that could cause our actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward-looking statements. For this reason, you should not rely too heavily on them and should review the "Risk Factors" section, where we discuss these statements in more detail.

General

We derive the majority of our operating revenues, operating expenses and net income from providing investment advisory and related services to retail mutual funds, institutional, high net-worth, private accounts and other investment products. This is our primary business activity and operating segment. The mutual funds and other products that we advise, collectively called our sponsored investment products, are distributed to the public globally under five distinct names:

- Franklin
- Templeton
- Mutual Series
- Bissett
- Fiduciary Trust

Our sponsored investment products include a broad range of global/international equity, U.S. domestic, hybrid/balanced, fixed-income and money market mutual funds, as well as other investment products that meet a wide variety of specific investment needs of individuals and institutions.

The level of our revenues depends largely on the level and relative mix of assets under management. To a lesser degree, our revenues also depend on the level of mutual fund sales and the number of mutual fund shareholder accounts. The fees charged for our services are based on contracts with our sponsored investment products or our clients. These arrangements could change in the future.

Our secondary business and operating segment is banking/finance. Our banking/finance group offers selected retail-banking services to high net-worth individuals, foundations and institutions, and consumer lending services. Our consumer lending activities include automotive lending related to the purchase, securitization, and servicing of retail installment sales contracts originated by independent automobile dealerships, consumer credit and debit cards, real estate equity lines, and home equity/mortgage loans.

Results of Operations

The table below presents the highlights of our operations for the last three fiscal years.

(in millions except per share amounts)

For the Years Ended September 30,	2003	2002	2001	2003 vs 2002	2002 vs 2001
Net Income	$502.8	$432.7	$484.7	16%	(11)%
Earnings Per Common Share					
Basic	$1.98	$1.66	$1.92	19%	(14)%
Diluted	1.97	1.65	1.91	19%	(14)%
Operating Margin	25%	23%	22%	—	—

Net income increased by 16% and diluted earnings per share increased by 19% in fiscal 2003. The increase was primarily due to higher operating revenues consistent with a 3% increase in our simple monthly average assets under management, higher gross sales, and an increase in billable shareholder accounts, as well as higher investment and other income in fiscal 2003 due to an other-than-temporary decline in the value of certain investments in fiscal 2002. These increases were partially offset by higher underwriting and distribution expenses and a higher effective tax rate in fiscal 2003 as compared to the prior year. An increase in repurchases of our stock, resulting in a decline in diluted weighted-average shares outstanding from 262.1 million in fiscal 2002 to 254.7 million in fiscal 2003, also contributed to the increase in diluted earnings per common share.

Net income decreased by 11% and diluted earnings per share decreased by 14% in fiscal 2002 primarily due to lower investment and other income related to an other-than-temporary decline in the value of certain investments and increased operating expenses, partially offset by higher revenues.

Assets Under Management

(in billions)

As of the Years Ended September 30,	2003	2002	2001	2003 vs 2002	2002 vs 2001
Equity					
Global/international	$99.8	$76.5	$80.2	30%	(5)%
Domestic (U.S.)	55.4	41.4	44.5	34%	(7)%
Total equity	155.2	117.9	124.7	32%	(5)%
Hybrid-Balanced	45.8	36.6	36.1	25%	1%
Fixed-Income					
Tax-free	52.2	52.8	48.4	(1)%	9%
Taxable					
Domestic (U.S.)	31.1	26.1	24.4	19%	7%
Global/international	11.8	8.6	7.2	37%	19%
Total fixed-income	95.1	87.5	80.0	9%	9%
Money Market	5.8	5.8	5.6	—	4%
Total	$301.9	$247.8	$246.4	22%	1%
Simple monthly average for the year[1]	$269.8	$263.2	$243.4	3%	8%

[1] Investment management fees from approximately 50% of our assets under management at September 30, 2003 were calculated using daily average assets under management.

Our assets under management at September 30, 2003 were $301.9 billion, 22% higher than they were a year ago, due to excess sales over redemptions ("net inflows") of $14.4 billion and market appreciation of $42.0 billion, primarily in the latter half of fiscal 2003. Simple monthly average assets under management, which are generally more indicative of investment management fee revenue trends than the year over year change in ending assets under management, increased 3% during fiscal 2003.

The simple monthly average mix of assets under management for the last three fiscal years is shown below.

As of the Years Ended September 30,	2003	2002	2001
Percentage of simple monthly average assets under management			
Equity	49%	52%	59%
Fixed-income	34%	31%	29%
Hybrid/balanced	15%	15%	10%
Money market	2%	2%	2%
Total	100%	100%	100%

The following table presents industry data showing average effective investment management fee rates[2] for the years ended September 30, 2003, 2002 and 2001. The data was obtained from Lipper® Inc. and our actual effective fee rates may vary from these rates.

For the Years Ended September 30,	2003	2002	2001
Equity			
Global/international	0.71%	0.71%	0.72%
Domestic (U.S.)	0.54%	0.55%	0.55%
Hybrid/Balanced	0.42%	0.45%	0.46%
Fixed-Income			
Tax-free	0.42%	0.43%	0.43%
Taxable			
Domestic (U.S.)	0.43%	0.43%	0.45%
Global/international	0.60%	0.59%	0.59%
Money Market	0.27%	0.27%	0.28%

[2] Calculated by Franklin Templeton Investments based on asset-weighted averages of management fee rates provided by Lipper® Inc. Industry effective investment management fee rates are calculated using all U.S.-based, open-ended funds that reported expense data to Lipper® Inc. as of the funds' most recent annual report date, and for which management fee rates were greater or equal to zero. Industry effective fee rates reflect the investment management expenses of retail and institutional funds drawn from all distribution channels, without exception. The averages reflect combined retail and institutional funds data and include all share classes, and all distribution channels, without exception. Variable annuities are not included.

For the 2003 fiscal year, our effective investment management fee rate (investment management fees divided by simple monthly average assets under management) declined to 0.55% from 0.56% in fiscal 2002. The change in the mix of assets under management, resulting from higher relative net inflows and appreciation for fixed-income as compared to equity products, led to the slight decrease in the effective investment management fee rate. Generally, fixed-income and hybrid/balanced products carry a lower management fee than equity assets.

The decline in the effective management fee rate to 0.56% in fiscal 2002 as compared to 0.58% in fiscal 2001 was largely due to the inclusion of the assets under management of Fiduciary Trust Company International ("Fiduciary Trust") beginning in fiscal 2001 and market depreciation in equity assets in fiscal 2002. Approximately 64% of Fiduciary Trust's assets under management were classified as hybrid/balanced assets at the time of acquisition in April 2001.

Assets under management by shareholder location were as follows:

(in billions)

As of the Year Ended September 30,	2003
United States	$239.9
Canada	21.5
Europe	19.9
Asia/Pacific and other	20.6
Total	$301.9

Investors in the United States owned approximately 79% of our assets under management at September 30, 2003 and approximately 72% of our revenues originated in the United States in fiscal 2003. Investment advisory and administrative services related to these assets may be provided in jurisdictions outside the United States in accordance with contractual arrangements with our sponsored investment products.

Components of the change in our assets under management were as follows:

(in billions)

As of and for the Years Ended September 30,	2003	2002	2001	2003 vs 2002	2002 vs 2001
Beginning assets under management	$247.8	$246.4	$229.9	1%	7%
Sales	81.3	72.4	58.5	12%	24%
Reinvested dividends	3.7	4.8	9.0	(23)%	(47)%
Redemptions	(66.9)	(57.5)	(58.6)	16%	(2)%
Distributions	(6.0)	(7.2)	(12.0)	(17)%	(40)%
Acquisitions	—	0.8	49.5	(100)%	(98)%
Appreciation (depreciation)	42.0	(11.9)	(29.9)	N/A	(60)%
Ending assets under management	$301.9	$247.8	$246.4	22%	1%

During fiscal 2003 and 2002, our sponsored investment products experienced overall net inflows in contrast to the slight net outflows experienced in fiscal 2001. Gross product sales increased 12% while redemptions increased 16% in 2003. Our acquisition of Pioneer ITI AMC Limited ("Pioneer"), an Indian investment management company, in July 2002 increased our assets under management by $0.8 billion as of the date of this acquisition. In 2001, the acquisition of Bissett and Associates Investment Management Ltd. ("Bissett"), in October 2000, increased our assets under management by $3.7 billion, and the Fiduciary Trust acquisition, in April 2001, increased our assets under management by $45.8 billion, as of the dates of those acquisitions.

Our products experienced $42.0 billion in appreciation in fiscal 2003 as compared to market depreciation in both fiscal 2002 and 2001 consistent with an overall increase in domestic and global equity markets in the latter half of 2003.

Operating Revenues

The table below presents the percentage change in each revenue category between fiscal 2003 and fiscal 2002 and between fiscal 2002 and fiscal 2001.

	2003 vs 2002	2002 vs 2001	Percentage of total revenues 2003	2002	2001
Investment management fees	2%	4%	57%	58%	60%
Underwriting and distribution fees	7%	12%	32%	31%	30%
Shareholder servicing fees	14%	(4)%	8%	8%	8%
Consolidated sponsored investment products income, net	N/A	N/A	—	—	—
Other, net	5%	86%	3%	3%	2%
Total operating revenues	4%	7%	100%	100%	100%

Summary

In fiscal 2003, total operating revenues increased 4% over the prior year due to increased investment management, shareholder servicing and underwriting and distribution fees, consistent with a 3% increase in simple monthly average assets under management, an increase in billable shareholder accounts and higher gross product sales.

In fiscal 2002, total operating revenues increased 7% over the prior year. Investment management and underwriting and distribution fees increased due to higher net sales and higher average assets under management. Other, net revenue increased due to the inclusion of Fiduciary Trust revenues for a full fiscal year in 2002, as well as higher net gains related to auto loan securitizations included in other, net revenue.

Investment Management Fees

Investment management fees, accounting for 57% of our operating revenues in fiscal 2003, include both investment advisory and administration fees. These fees are generally calculated under contractual arrangements with our sponsored investment products as a percentage of the market value of assets under management. Annual rates vary by investment objective and type of services provided. In return for these fees, we provide a combination of investment advisory, administrative and other management services.

Investment management fees increased 2% in fiscal 2003 consistent with a 3% increase in simple monthly average assets under management, partially offset by a slight decline in our effective investment management fee rate resulting from a shift in average asset mix toward fixed-income products, which generally carry a lower management fee than equity assets.

Investment management fees increased 4% in fiscal 2002 primarily due to increased net sales, which increased assets under management, and the impact of including Fiduciary Trust for a full fiscal year. This increase was partially offset by a shift in our average asset mix toward fixed-income investment products, which led to a decrease in our effective investment management fee rate.

Underwriting and Distribution Fees

We earn underwriting fees from the sale of some classes of sponsored investment products on which investors pay a sales commission at the time of purchase. Sales commissions are reduced or eliminated on some classes of shares and for sales to shareholders or intermediaries that exceed specified minimum amounts. Therefore, underwriting fees will change with the overall level of gross sales and the relative mix of sales between different share classes.

Many of our sponsored investment products pay distribution fees in return for sales, marketing and distribution efforts on their behalf. While other contractual arrangements exist in international jurisdictions, in the United States, distribution fees include "12b-1 fees". These fees are subject to maximum payout levels based on a percentage of the assets in each fund and other regulatory limitations. We pay a significant portion of underwriting and distribution fees to the financial advisors and other intermediaries who sell our sponsored investment products to the public on our behalf. See the description of underwriting and distribution expenses below.

Overall, underwriting and distribution fees increased 7% in fiscal 2003. Underwriting fees increased 8% primarily due to a 12% increase in gross product sales, partially offset by a change in the sales mix. Distribution fees increased 6% consistent with a 3% increase in simple monthly average assets under management and a change in the asset mix.

Underwriting and distribution fees increased 12% in fiscal 2002. Underwriting fees increased 24% consistent with a 24% increase in gross product sales, and distribution fees increased 5% consistent with an 8% increase in simple monthly average assets under management.

Shareholder Servicing Fees

Shareholder servicing fees are generally fixed charges per shareholder account that vary with the particular type of fund and the service being rendered. In some instances, sponsored investment products are charged these fees based on the level of assets under management. We receive fees as compensation for providing transfer agency services, including providing customer statements, transaction processing, customer service and tax reporting. In the United States, transfer agency service agreements provide that accounts closed in a calendar year remain billable through the second quarter of the following calendar year at a reduced rate. In Canada, such agreements provide that accounts closed in the calendar year remain billable for four months after the end of the calendar year. Accordingly, the level of fees will vary with the growth in new accounts and the level of closed accounts that remain billable.

Shareholder servicing fees increased 14% in fiscal 2003. The increase reflects an increase in the overall number of billable shareholder accounts, partially offset by a decline in fee rates chargeable on accounts closed in the prior calendar year, under revised shareholder service fee agreements in the United States that became effective on January 1, 2003. The 0.7 million shareholder accounts added in July 2002 as a result of the acquisition of Pioneer also contributed to the increase in average billable accounts in fiscal 2003.

Shareholder servicing fees decreased 4% in fiscal 2002 consistent with a decrease in the quarterly average number of billable accounts.

Other, Net

Other, net consists primarily of revenues from the banking/finance operating segment as well as income from custody services. Revenues from the banking/finance operating segment include interest income on loans, servicing income, and investment income on banking/finance investment securities, and are reduced by interest expense and the provision for probable loan losses.

Other, net increased 5% in fiscal 2003 as a result of higher net interest income and auto loan servicing income, partially offset by lower custody fees. Other, net increased 86% in fiscal 2002 primarily due to the inclusion of Fiduciary Trust's banking and custody activities for a full fiscal year in 2002 and increased gains recognized on auto loan portfolio sales.

Operating Expenses

The table below presents the percentage change in each expense category between fiscal 2003 and fiscal 2002 and between fiscal 2002 and fiscal 2001.

	2003 vs 2002	2002 vs 2001	Percentage of total expenses 2003	2002	2001
Underwriting and distribution	6%	12%	38%	37%	35%
Compensation and benefits	1%	5%	33%	33%	33%
Information systems, technology and occupancy	(3)%	12%	14%	15%	14%
Advertising and promotion	(14)%	1%	5%	6%	6%
Amortization of deferred sales commissions	9%	(2)%	4%	3%	4%
Amortization of intangible assets	(1)%	(70)%	1%	1%	3%
September 11, 2001 (recovery) expense, net	N/A	(100)%	0%	0%	0%
Other	19%	(2)%	5%	5%	5%
Total operating expenses	2%	5%	100%	100%	100%

Summary

Operating expenses increased 2% during fiscal 2003 primarily due to higher underwriting and distribution and other expenses, which were partly offset by lower advertising and promotion, and information systems, technology and occupancy costs.

Operating expenses increased 5% during fiscal 2002. This increase was primarily due to increased underwriting and distribution fees consistent with higher underwriting and distribution revenue, and higher compensation and benefits and technology and occupancy costs primarily due to the inclusion of Fiduciary Trust's activity for a full fiscal year in 2002. The increase in these expense categories was offset in part by a decline in amortization of intangible assets on discontinuation of the amortization of goodwill and indefinite-lived intangible assets.

Underwriting and Distribution

Underwriting and distribution includes expenses paid to financial advisers and other third parties for selling, distributing and providing ongoing services to investors in our sponsored investment products.

Underwriting and distribution expenses increased 6% in fiscal 2003 and 12% in fiscal 2002 consistent with similar trends in underwriting and distribution revenues.

Compensation and Benefits

Compensation and benefits increased 1% during fiscal 2003. Although we experienced a decrease in retention bonus commitments related to the acquisition of Fiduciary Trust, we have also experienced increases in employee insurance and other benefits costs in fiscal 2003. We employed approximately 6,500 people at September 30, 2003 compared to approximately 6,700 at the same time last year. In order to hire and retain key employees, we are committed to keeping our salaries and benefit packages competitive, which means that the level of compensation and benefits may increase more quickly or decrease more slowly than our revenues.

Compensation and benefits increased 5% during fiscal 2002. This increase was primarily due to the inclusion of Fiduciary Trust's activity for a full fiscal year, partially offset by an overall decline in employees as well as the decision made by management during the quarter ended December 2001 to reduce employee salaries by 5% or 10%, depending on specific salary categories. In May 2002, we reinstated salaries for employees whose salaries were reduced by 5% and, in July 2002, we reinstated employee salaries in the 10% reduction category.

Information Systems, Technology and Occupancy

Information systems, technology and occupancy costs decreased 3% in fiscal 2003. This decrease was primarily due to decreased purchases of information system and technology equipment leading to decreased depreciation (certain of our technology equipment is periodically replaced with new equipment under our technology outsourcing agreement) and lower expenditures on technology projects. While continuing to work on new technology initiatives and investment in our technology infrastructure, we have slowed down a number of initiatives and delayed the start of other technology projects given the recent economic slowdown and our focus on cost control and management.

Information systems, technology and occupancy costs increased 12% in fiscal 2002. This increase was primarily due to the inclusion of costs related to the outsourcing of the management of our data center and distributed server operations and added technology and occupancy costs of the Fiduciary Trust acquisition for a full fiscal year in 2002.

Details of capitalized information systems and technology costs for the last three fiscal years were as follows:

(in thousands)	2003	2002	2001
Net carrying amount at beginning of period	$121,486	$162,857	$156,895
Additions during period, net of disposals and other adjustments	25,812	35,570	69,794
Net assets purchased through acquisitions	—	206	11,266
Amortization during period	(68,172)	(77,147)	(75,098)
Net carrying amount at end of period	$79,126	$121,486	$162,857

Advertising and Promotion

Advertising and promotion decreased 14% during fiscal 2003 and increased 1% in fiscal 2002. During fiscal 2002 we incurred higher promotion and advertising costs to educate the sales channels and the investing public about the strong relative investment performance of our sponsored investment products. We are committed to investing in advertising and promotion in response to changing business conditions, which means that the level of advertising and promotion expenditures may increase more rapidly or decrease more slowly than our revenues.

Amortization of Deferred Sales Commissions

Certain fund share classes, including Class B, are sold without a front-end sales charge to shareholders, although our distribution subsidiaries pay a commission on the sale. In the United States, Class A shares are sold without a front-end sales charge to shareholders when minimum investment criteria are met. However, our U.S. distribution subsidiary pays a commission on these sales. Class C shares are sold with a front-end sales charge that is lower than the commission paid by the U.S. distributor. We defer and amortize all up-front commissions paid by our distribution subsidiaries over 18 months to 8 years depending on share class or financing arrangements.

We have arranged to finance our Class B and C deferred commission assets ("DCA") arising from our U.S., Canadian and European operations through Lightning Finance Company Limited ("LFL"), a company in which we have a 49% ownership interest. In the United States, LFL has entered into a financing agreement with our U.S. distribution subsidiary and we maintain a continuing interest in the assets until resold by LFL. As a result, we retain DCA sold to LFL under the U.S. agreement in our financial statements and amortize them over an 8-year period, or until sold by LFL to third-parties. In contrast to the U.S. arrangement, LFL has entered into direct agreements with our Canadian and European sponsored investment products, and, as a result, we do not record DCA from these sources in our financial statements.

Amortization of deferred sales commissions increased 9% in fiscal 2003 from the prior year primarily due to increased gross product sales and because LFL did not sell any U.S. DCA in a securitization transaction in fiscal 2003, while it sold approximately $61.5 million U.S. DCA in fiscal 2002. Amortization of deferred sales commissions decreased 2% in fiscal 2002, due to changes in sales mix and existing financing arrangements.

Amortization of Intangible Assets

Amortization of intangible assets decreased 1% in fiscal 2003, primarily due to foreign currency movements. Amortization of intangible assets decreased 70% in fiscal 2002 due to the adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), on October 1, 2001. Under SFAS 142, we ceased to amortize goodwill and indefinite-lived intangible assets. This resulted in a reduction in amortization expense of approximately $50 million in fiscal 2002 as compared to the prior year. As of March 31, 2003, we completed our most recent annual impairment test of goodwill and indefinite-lived and definite-lived intangible assets and we determined that there was no impairment to these assets as of October 1, 2002.

Other Income (Expense)

Other income (expense) includes investment and other income and interest expense. Beginning July 1, 2003, realized and unrealized gains (losses), net, of sponsored investment products that were consolidated in our financial statements on adoption of the Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), are also included in this classification. See the description of FIN 46 in Critical Accounting Policies below.

Investment and other income is comprised primarily of the following:

- dividends from investments
- interest income from investments in bonds and government securities
- realized gains and losses on investments
- foreign currency exchange gains and losses
- miscellaneous income, including gain or loss on disposal of property.

Net other income was $52.1 million in fiscal 2003 as compared to a net expense of $7.2 million in fiscal 2002 due to a $60.1 million other-than-temporary decline in value of some of our investments recognized in the fourth quarter of fiscal 2002. Net other income was $125.8 million in fiscal 2001 due to net realized gains of approximately $34.2 million on the sale of certain sponsored investment products held for investment purposes and other realized gains of $24.6 million related to the sale of our former headquarters building in San Mateo.

Taxes on Income

As a multi-national corporation, we provide investment management services to a wide range of international investment products, often managed from locations outside the United States. Some of these jurisdictions have lower tax rates than the United States. The mix of income (primarily investment management fees) subject to these lower rates, when aggregated with income originating in the United States, produces a lower overall effective tax rate than existing U.S. Federal and state tax rates. Our effective income tax rate for fiscal 2003 increased to 28% compared to 25% in fiscal 2002 and 24% in fiscal 2001. The effective tax rate will continue to reflect the relative contributions of foreign earnings that are subject to reduced tax rates and that are not currently included in U.S. taxable income, as well as other factors.

Material Changes in Financial Condition, Liquidity and Capital Resources

At September 30, 2003, we had $1,053.7 million in cash and cash equivalents, as compared to $980.6 million at September 30, 2002. Cash and cash equivalents include cash, U.S. Treasury bills and other debt instruments with maturities of three months or less from the purchase date and other highly liquid investments that are readily convertible into cash, including money market funds. Liquid assets, which consist of cash and cash equivalents, investments available-for-sale and current receivables, increased to $3,272.3 million at September 30, 2003 from $2,826.0 million at September 30, 2002. Liquid assets have increased in fiscal 2003 primarily due to cash provided by operating activities, proceeds received from auto loan securitizations and the issuance of medium-term notes, offset in part by common stock repurchases and loan origination activity.

Outstanding debt, including Federal Home Loan Bank advances and current maturities of long-term debt, increased to $1,123.7 million at September 30, 2003, compared to $611.5 million at September 30, 2002. The balance at September 30, 2003 included $520.3 million in principal and accrued interest related to outstanding convertible notes, $420.0 million in five-year senior notes and $168.8 million in other long-term debt, including current maturities. Other long-term debt consisted primarily of deferred commission liabilities recognized in relation to U.S. DCA financed by LFL that had not yet been sold by LFL in a securitization transaction (see Note 11 to the consolidated financial statements for a further description of debt outstanding).

Each of the $1,000 (principal amount at maturity) convertible notes is convertible into 9.3604 shares of our common stock. We may redeem the convertible notes for cash on or after May 11, 2006 at their accreted value. On May 12, 2003, at the option of the holders, we repurchased convertible notes with a face value of $5.9 million principal amount at maturity, for $3.5 million in cash, the accreted value of the notes as of May 11, 2003. We may have to repurchase the convertible notes at their accreted value, at the option of the holders, on May 11 of 2004, 2006, 2011, 2016, 2021 and 2026. In this event, we may choose to pay the purchase price in cash or shares of our common stock. The amount of convertible notes that will be redeemed depends on, among other factors, the performance of our common stock.

As of September 30, 2002, outstanding debt included $514.2 million related to the convertible notes and $88.8 million of other long-term debt, including current maturities. The increase in outstanding debt from September 30, 2002 is primarily due to the issuance of the five-year senior notes in April 2003, the increase in U.S. DCA financed by LFL, and the accretion of interest on the convertible notes.

As of September 30, 2003, we had $500.0 million of commercial paper and $300.0 million of debt and equity securities available to be issued under shelf registration statements filed with the Securities and Exchange Commission. Our committed revolving credit facilities at September 30, 2003 totaled $420.0 million, of which, $210.0 million was under a 364-day facility. The remaining $210.0 million facility is under a five-year facility that will expire in June 2007. In addition, at September 30, 2003, our banking/finance operating segment had $559.5 million in available uncommitted short-term bank lines under the Federal Reserve Funds system, the Federal Reserve Bank discount window, and Federal Home Loan Bank short-term borrowing capacity. Our ability to access the capital markets in a timely manner depends on a number of factors including our credit rating, the condition of the global economy, investors' willingness to purchase our securities, interest rates, credit spreads and the valuation levels of equity markets. In extreme circumstances, we might not be able to access this liquidity readily.

Our banking/finance operating segment periodically enters into auto loan securitization transactions with qualified special purpose entities, which then issue asset-backed securities to private investors. Gross sale proceeds from these transactions were $464.4 million in fiscal 2003 and $565.2 million in fiscal 2002. The outstanding loan balances held by these special purpose entities were $680.7 million as of September 30, 2003 and $530.9 million as of September 30, 2002. Our ability to access the securitization market will directly affect our plans to finance the auto loan portfolio in the future.

The sales commissions that we have financed globally through LFL during fiscal 2003, were approximately $161.3 million compared to $135.3 million in fiscal 2002. LFL's ability to access credit facilities and the securitization market will directly affect our existing financing arrangements.

We expect that the main uses of cash will be to:

- expand our core business
- make strategic acquisitions
- acquire shares of our common stock
- fund property and equipment purchases
- pay operating expenses of the business
- enhance our technology infrastructure
- improve our business processes
- pay shareholder dividends
- repay and service debt.

We believe that we can meet our present and reasonably foreseeable operating cash needs and future commitments through the following:

- existing liquid assets
- continuing cash flow from operations
- borrowing capacity under current credit facilities
- ability to issue debt or equity securities
- mutual fund sales commission financing arrangement.

In particular, we expect to finance future investment in our banking/finance activities through operating cash flows, debt, increased deposit base, or through the securitization of a portion of the receivables from consumer lending activities.

Contractual Obligations and Commercial Commitments

Our contractual cash obligations and commitments as of September 30, 2003 were as follows:

	Payments due by period				
(in thousands)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt obligations	$1,108,881	$22,450	$46,300	$468,236	$571,895
Operating lease obligations	268,577	34,760	60,881	49,189	123,747

In addition, at September 30, 2003, the banking/finance operating segment had commitments to extend credit aggregating $280.5 million, primarily under its credit card lines and had issued financial standby letters of credit totaling $5.5 million on which beneficiaries would be able to draw upon in the event of non-performance by our customers, primarily in relation to lease and lien obligations of these banking customers. These standby letters of credit, issued prior to January 1, 2003, were secured by marketable securities with a fair value of $15.2 million as of September 30, 2003 and commercial real estate.

Off-Balance Sheet Arrangements

As discussed above, we obtain financing for sales commissions that we pay to brokers on Class B and C shares through LFL, a company incorporated in Ireland whose sole business purpose is to finance our DCA. We hold a 49% ownership interest in LFL and we account for this ownership interest using the equity method of accounting. Our exposure to loss related to our investment in LFL is limited to the carrying value of our investment and loans, and interest and fees receivable from LFL. At September 30, 2003, those amounts approximated $54.7 million. During fiscal 2003, we financed approximately $161.3 million of sales commissions through LFL and we recognized pre-tax income of approximately $0.7 million for our share of the net income of LFL.

As discussed above, our banking/finance operating segment periodically enters into auto loan securitization transactions with qualified special purpose entities, which then issue asset-backed securities to private investors. Our main objective in entering in securitization transactions is to obtain financing for auto loan activities. Securitized loans held by the securitization trusts totaled $680.7 million at September 30, 2003 and $530.9 million at September 30, 2002. In relation to these transactions, we are obligated to cover shortfalls in amounts due to the holders of the notes up to certain levels as specified under the related agreements. As of September 30, 2003, the maximum potential amount of future payments was $13.7 million relating to guarantees made prior to January 1, 2003. In addition, our consolidated balance sheet at September 30, 2003 included a $0.1 million liability to reflect obligations arising from an auto securitization transaction that we entered into in June 2003.

We are contingently liable for approximately $145.0 million in residual guarantees under an operating lease for our global corporate headquarters campus in San Mateo, California. This represents about 85% of the total construction costs of $170.0 million. We are also contingently liable to purchase the corporate headquarters campus for an amount equal to the final construction costs of $170.0 million if an event of default occurs under the agreement. An event of default includes, but is not limited to, failure to make lease payments when due and failure to maintain required insurance. Management considers the possibility of default under the provisions of the agreement to be remote.

Currently, the lease is treated as an operating lease, as none of the capitalization criteria under Statement of Financial Accounting Standards No. 13, "Accounting for Leases", were met at the inception of the lease. We anticipate that we will consolidate our corporate headquarters campus under the requirements of FIN 46 in the period ending December 31, 2003.

Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that impact our financial position and results of operations. These estimates and assumptions are affected by our application of accounting policies. Below we describe certain critical accounting policies that we believe are important to understanding our results of operations and financial position. In addition, please refer to Note 1 to the consolidated financial statements for further discussion of our accounting policies.

Intangible Assets

At September 30, 2003 our assets included intangible assets as follows:

(in thousands)	Net carrying amount
Goodwill	$1,335,517
Intangible assets – definite-lived	205,636
Intangible assets – indefinite-lived	478,645
Total	$2,019,798

Under SFAS 142, we are required to test the fair value of goodwill and indefinite-lived intangibles when there is an indication of impairment, or at least once a year. As of March 31, 2003, we completed our annual impairment test of goodwill and indefinite-lived and definite-lived intangible assets and we determined that there was no impairment to these assets as of October 1, 2002.

The fair value of indefinite-lived intangible assets is determined based on anticipated discounted cash flows. Goodwill is impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. In estimating the fair value of the reporting unit, we use valuation techniques based on discounted cash flows similar to models employed in analyzing the purchase price of an acquisition target. Intangible assets subject to amortization are reviewed for impairment at each reporting period on the basis of the expected future undiscounted operating cash flows, without interest charges, to be derived from these assets.

In performing our analysis, we used certain assumptions and estimates including those related to discount rates and the expected future period of cash flows to be derived from the assets, based on, among other factors, historical trends and the characteristics of the assets. While we believe that our testing was appropriate, if these estimates and assumptions change in the future, we may be required to record impairment charges or otherwise increase amortization expense.

Income Taxes

As a multinational corporation, we operate in various locations outside the United States. We have not made a provision for U.S. taxes on the cumulative undistributed earnings of foreign subsidiaries as those earnings are intended to be reinvested for an indefinite period of time. These earnings approximated $2.1 billion at September 30, 2003. Changes to our policy of reinvesting foreign earnings may have a significant effect on our financial condition and results of operation.

Valuation of Investments

We record substantially all investments in our financial statements at fair value or amounts that approximate fair value. Where available, we use prices from independent sources such as listed market prices or broker or dealer price quotations. For investments in illiquid and privately held securities that do not have readily determinable fair values, we estimate the value of the securities based upon available information. However, even where the value of a security is derived from an independent market price or broker or dealer quote, some assumptions may be required to determine the fair value. For example, we generally assume that the size of positions in securities that we hold would not be large enough to affect the quoted price of the securities when sold, and that any such sale would happen in an orderly manner. However, these assumptions may be incorrect and the actual value realized on sale could differ from the current carrying value.

We evaluate our investments for other-than-temporary decline in value on a periodic basis. This may exist when the fair value of an investment security has been below the current value for an extended period of time. As most of our investments are carried at fair value, if an other-than-temporary decline in value is determined to exist, the unrealized investment loss recorded net of tax in accumulated other comprehensive income is realized as a charge to net income, in the period in which the other-than-temporary decline in value is determined. In fiscal 2002, we recognized $60.1 million for an other-than-temporary decline in the value of certain investments. While we believe that we have accurately estimated the amount of other-than-temporary decline in value in our portfolio, different assumptions could result in changes to the recorded amounts in our financial statements.

Loss Contingencies

We are involved in various lawsuits and claims encountered in the normal course of business. When such a matter arises and periodically thereafter, we consult with our legal counsel and evaluate the merits of the claim based on the facts available at that time. In management's opinion, an adequate accrual has been made as of September 30, 2003 to provide for any probable losses that may arise from these matters.

Variable Interest Entities

FIN 46, issued in January 2003, requires consolidation of a variable interest entity ("VIE") by the enterprise that has the majority of the risks or rewards of ownership, referred to as the primary beneficiary. The consolidation and disclosure provisions of FIN 46 are effective immediately for VIEs created after January 31, 2003, and, originally, for interim or annual reporting periods beginning after June 15, 2003 for VIEs created before February 1, 2003. However, in October 2003, the FASB issued Staff Position FIN 46-6, "Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities" ("FSP FIN 46-6"), deferring the consolidation provisions of FIN 46 to interim or annual reporting periods ending after December 15, 2003 for VIEs created before February 1, 2003.

Six VIEs, all sponsored investment products with inception dates after January 31, 2003, have been consolidated in our financial statements at September 30, 2003. The effect of this consolidation was to increase our consolidated net income by $1.1 million and our financial position by $10.4 million for and as of the year ended September 30, 2003. Our exposure to loss related to our investment in these consolidated VIEs is limited to our investment and fees earned, but not yet received, totaling $38.7 million at September 30, 2003.

We are continuing our evaluation of sponsored investment products and will adopt the consolidation provisions of FIN 46 for products created before February 1, 2003 in the quarter ending December 31, 2003, in accordance with FSP FIN 46-6. Based on the current requirements of FIN 46, we estimate that the effect of adoption on our consolidated balance sheet as of December 31, 2003 will be to increase assets by approximately $1,119.2 million, based on September 30, 2003 values. Our exposure to loss as a result of our investment in these VIEs is limited to our investment, totaling $167.1 million at September 30, 2003, and fees earned but not yet received. In addition, as the primary beneficiary of our corporate headquarters campus, a lessor trust, we anticipate that we will consolidate the trust under the provisions of FIN 46 as of December 31, 2003. The impact of consolidating the trust will be to increase property and equipment, net by approximately $157.6 million and current maturities of long-term debt, by approximately $164.9 million as of this date.

In relation to our purchase of Darby Overseas Investments, Ltd. and Darby Overseas, L.P., we anticipate that we will consolidate sponsored investment products with total assets of approximately $444.4 million as of October 1, 2003.

Evaluating whether related entities are VIEs and determining whether we qualify as the primary beneficiary of these VIEs, is highly complex and involves the use of estimates and assumptions. In general, when we estimate the expected residual returns of a VIE based on discounted cash flows, we make certain assumptions about discount rates. In addition, we determine the volatility of the VIE's expected returns based on available historical information and management's estimates. While we believe that our testing and approach were appropriate, future changes in estimates and assumptions may affect our decision to consolidate one or more VIEs in our financial statements. See Note 14 to the consolidated financial statements for additional FIN 46 disclosures.

Banking/Finance Group Interest Income and Margin Analysis

The following table presents the banking/finance group's net interest income and margin for the fiscal years ended September 30, 2003 and 2002:

	2003			2002		
(in thousands)	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Federal funds sold and securities purchased under agreements to resell	$59,799	$889	1.49%	$91,496	$1,438	1.57%
Investment securities, available-for-sale	421,320	18,207	4.32%	368,693	18,366	4.98%
Loans receivable[3]	460,295	30,354	6.59%	490,729	33,523	6.83%
Total earning assets	$941,414	$49,450	5.25%	$950,918	$53,327	5.61%
Interest-bearing deposits	$697,273	$6,374	0.91%	$814,159	$9,812	1.21%
Inter-segment debt	121,489	2,501	2.06%	150,566	5,415	3.60%
Federal funds purchased and securities sold under agreements to repurchase	16,325	261	1.60%	19,233	392	2.04%
Total interest-bearing liabilities	$835,087	$9,136	1.09%	$983,958	$15,619	1.59%
Net interest income and margin		$40,314	4.28%		$37,708	3.97%

[3] Non-accrual loans are included in the average loans receivable balance.

Quarterly Information (Unaudited)
(in thousands except per share data)

Quarter	First	Second	Third	Fourth
2003				
Revenues	$605,451	$613,135	$683,907	$721,955
Operating income	$139,455	$139,706	$169,375	$199,540
Net income	$109,760	$109,603	$131,388	$152,079
Earnings per share:				
Basic	$0.43	$0.43	$0.52	$0.61
Diluted	$0.43	$0.43	$0.52	$0.61
Dividend per share	$0.075	$0.075	$0.075	$0.075
Common stock price per share:				
High	$37.85	$37.01	$40.85	$46.95
Low	$27.90	$29.99	$32.84	$38.66
2002				
Revenues	$618,207	$625,968	$666,050	$608,307
Operating income	$142,865	$148,019	$153,852	$140,766
Net income	$118,519	$119,996	$125,690	$68,518
Earnings per share:				
Basic	$0.45	$0.46	$0.48	$0.26
Diluted	$0.45	$0.46	$0.48	$0.26
Dividend per share	$0.070	$0.070	$0.070	$0.070
Common stock price per share:				
High	$37.85	$44.15	$44.48	$43.15
Low	$30.85	$34.52	$39.45	$29.52
2001				
Revenues	$564,074	$577,413	$609,473	$603,883
Operating income	$148,978	$144,473	$124,696	$93,848
Net income	$149,465	$131,684	$119,703	$83,869
Earnings per share:				
Basic	$0.61	$0.54	$0.46	$0.32
Diluted	$0.61	$0.54	$0.46	$0.32
Dividend per share	$0.065	$0.065	$0.065	$0.065
Common stock price per share:				
High	$45.50	$48.30	$47.40	$46.07
Low	$34.00	$34.20	$36.05	$31.65

Risk Factors

We face strong competition from numerous and sometimes larger companies. We compete with numerous investment management companies, stock brokerage and investment banking firms, insurance companies, banks, savings and loan associations and other financial institutions. Continuing consolidation in the financial services industry has created stronger competitors with greater financial resources and broader distribution channels than our own. Additionally, competing securities dealers whom we rely upon to distribute our mutual funds also sell their own proprietary funds and investment products, which could limit the distribution of our investment products. To the extent that existing or potential customers, including securities dealers, decide to invest in or distribute the products of our competitors, the sales of our products as well as our market share, revenues and net income could decline.

Changes in the distribution channels on which we depend could reduce our revenues and hinder our growth. We derive nearly all of our fund sales through broker/dealers and other similar investment advisors. Increasing competition for these distribution channels has caused our distribution costs to rise and could cause further increases in the future. Higher distribution costs lower our net revenues and earnings. Additionally, if one of the major financial advisors who distribute our products were to cease their operations, it could have a significant adverse impact on our revenues and earnings. Moreover, our failure to maintain strong business relationships with these advisors would impair our ability to distribute and sell our products, which would have a negative effect on our level of assets under management, related revenues and overall business and financial condition.

We have become subject to an increased risk of asset volatility from changes in the global equity markets. We have become subject to an increased risk of asset volatility from changes in the domestic and global financial and equity markets due to the continuing threat of terrorism. Declines in these markets have caused in the past, and would cause in the future, a decline in our revenue and income.

The levels of our assets under management, which in turn impact revenues, are subject to significant fluctuations. Global economic conditions, changes in the equity market place, interest rates, inflation rates, the yield curve and other factors that are difficult to predict affect the mix, market values and levels of our assets under management. Changing market conditions may cause a shift in our asset mix towards fixed-income products and a related decline in our revenue and income, since we generally derive higher fee revenues and income from equity assets than from fixed-income products we manage. Similarly, our securitized consumer receivables business is subject to marketplace fluctuation.

We face risks associated with conducting operations in numerous foreign countries. We sell mutual funds and offer investment advisory and related services in many different regulatory jurisdictions around the world, and intend to continue to expand our operations internationally. Regulators in these jurisdictions could change their policies or laws in a manner that might restrict or otherwise impede our ability to distribute or register investment products in their respective markets.

Our ability to successfully integrate the widely varied segments of our business can be impeded by systems and other technological limitations. Our continued success in effectively managing and growing our business both domestically and abroad, depends on our ability to integrate the varied accounting, financial, information and operational systems of our various businesses on a global basis.

Our inability to meet cash needs could have a negative effect on our financial condition and business operations. Our ability to meet anticipated cash needs depends upon factors including our asset value, our creditworthiness as perceived by lenders and the market value of our stock. Similarly, our ability to securitize and hedge future loan portfolios and credit card receivables, and to obtain continued financing for Class B and C shares, is also subject to the market's perception of those assets, finance rates offered by competitors, and the general market for private debt. If we are unable to obtain these funds and financing, we may be forced to incur unanticipated costs or revise our business plans.

Certain of the portfolios we manage including our emerging market portfolios and related revenues are vulnerable to market-specific political or economic risks. Our emerging market portfolios and revenues derived from managing these portfolios are subject to significant risks of loss from political and diplomatic developments, currency fluctuations, social instability, changes in governmental polices, expropriation, nationalization, asset confiscation and changes in legislation related to foreign ownership. Foreign trading markets, particularly in some emerging market countries are often smaller, less liquid, less regulated and significantly more volatile than the U.S. and other established markets.

Diverse and strong competition limits the interest rates that we can charge on consumer loans. We compete with many types of institutions for consumer loans, which can provide loans at significantly below-market interest rates in connection with automobile sales or in some cases zero interest rates. Our inability to compete effectively against these companies or to maintain our relationships with the various automobile dealers through whom we offer consumer loans could limit the growth of our consumer loan business. Economic and credit market downturns could reduce the ability of our customers to repay loans, which could cause our consumer loan portfolio losses to increase.

We are subject to Federal Reserve Board regulation. Upon completion of our acquisition of Fiduciary Trust in April 2001, we became a bank holding company and a financial holding company subject to the supervision and regulation of the Federal Reserve Board. We are subject to the restrictions, limitations, or prohibitions of the Bank Holding Company Act of 1956 and the Gramm-Leach-Bliley Act. The Federal Reserve Board may impose additional limitations or restrictions on our activities, including if the Federal Reserve Board believes that we do not have the appropriate financial and managerial resources to commence or conduct an activity or make an acquisition. The Federal Reserve Board may also take actions as appropriate to enforce applicable federal law.

Technology and operating risk could constrain our operations. We are highly dependent on the integrity of our technology, operating systems and premises. Although we have in place certain disaster recovery plans, we may experience system delays and interruptions as a result of natural disasters, power failures, acts of war, and third party failures, which could negatively impact our operations.

Various ongoing governmental investigations and regulatory actions and reforms relating to certain practices in the mutual fund industry could adversely impact our assets under management, future financial results and increase our costs of doing business. As part of various ongoing investigations by the U.S. Securities and Exchange Commission ("SEC"), the U.S. Attorney for the Northern District of California, the U.S. Attorney for the District of Massachusetts, the New York Attorney General and the Secretary of State of Massachusetts relating to certain practices in the mutual fund industry, including late trading, market timing and sales compensation arrangements, Franklin Resources, Inc. and its subsidiaries (as used in this section, together, the "Company"), as well as certain current or former executives and employees of the Company, have received requests for information and/or subpoenas to testify or produce documents. The Company and, where applicable, the relevant individuals, are providing documents and information in response to these requests and subpoenas. In addition, the Company is responding to requests for similar kinds of information from regulatory authorities in some of the foreign countries where the Company conducts its global asset management business.

The Company also has been conducting its own internal fact-finding inquiry with the assistance of outside counsel. The Company is seeking to determine whether any shareholders of the Franklin, Templeton and Mutual Series Funds (each a "Fund" and together, "Funds"), including Company employees, were permitted to engage in late trading or in market timing transactions contrary to the policies of the affected Fund and, if so, the circumstances and persons involved. The Company is committed to taking action to protect the interests of our Funds' shareholders, including appropriate action against any Company personnel found to have knowingly permitted or personally engaged in improper trading practices.

To date, the Company has identified some instances of frequent trading in shares of certain Funds by a few current or former employees in their personal 401(k) plan accounts. These individuals include one trader and one officer of the Funds. These two individuals have been placed on administrative leave and the officer has resigned from his positions with the Funds. Although our inquiry is not complete, to date we have found no instances of inappropriate mutual fund trading by any portfolio manager, investment analyst or officer of Franklin Resources, Inc.

The independent directors of the Funds and the Company have retained independent outside counsel to review these matters, to determine if any violations of law or policies or inappropriate trading occurred, to conduct such further inquiries as counsel may deem necessary and to report their findings and recommendations to the independent directors of the Funds and the Company's board of directors.

The Company's internal inquiry regarding market timing and late trading is still ongoing, and we have not yet completed the gathering or evaluation of the relevant facts. Although we have not identified any late trading problems, we have identified various instances of frequent trading where we have questions about the propriety of what occurred and what responsibility, if any, the Company may bear. Pending completion of the fact-finding process, one officer of a subsidiary of the Company has been placed on administrative leave. If the Company finds that it bears responsibility for any unlawful or inappropriate conduct that caused losses to our Funds, we are committed to making the Funds whole.

Separately, in connection with the SEC's private investigation that resulted in a proceeding against Morgan Stanley DW, Inc., the Company has been asked to furnish documents and testimony relating to its arrangements to compensate brokers who sell Fund shares. Effective November 28, 2003, the Company determined not to direct any further brokerage where the allocation is based on sale of Fund shares in order to satisfy preferred list or other shelf space arrangements, which determination may have a material adverse financial impact on the Company.

The Company cannot state with certainty the eventual outcome of the foregoing governmental investigations, the review by independent outside counsel or the Company's own internal investigation, which could have a material negative financial impact on the Company. However, public trust and confidence are critical to the Company's business and any material loss of investor and/or client confidence could result in a significant decline in assets under management by the Company, which would have an adverse effect on future financial results.

In addition, pending regulatory and legislative actions and reforms affecting the mutual fund industry may significantly increase the Company's costs of doing business and/or negatively impact its revenues, either of which could have a material negative impact on the Company's financial results

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, our financial position is subject to market risk: the potential loss due to changes in the value of investments resulting from adverse changes in interest rates, foreign exchange and/or equity prices. Management is responsible for managing this risk. Our Enterprise Risk Management Committee is responsible for providing a framework to assist management to identify, assess and manage market and other risks.

We are exposed to changes in interest rates primarily through financing transactions and portfolio debt holdings available-for-sale, which are carried at fair value in our financial statements. As of September 30, 2003, a significant percentage of our outstanding debt was at fixed interest rates. In our banking/finance operating segment, we monitor the net interest rate margin and the average maturity of interest earning assets, as well as funding sources. In addition, as of September 30, 2003, we have considered the potential impact of the effect on the banking/finance operating segment balances, our outstanding debt and portfolio debt holdings, individually and collectively, of a 100 basis point (1%) movement in market interest rates. We do not expect this change would have a material impact on our operating revenues or results of operations in either scenario.

We operate primarily in the United States, but also provide services and earn revenues in Canada, the Bahamas, Europe, Asia, South America, Africa and Australia. A significant portion of these revenues and associated expenses, however, are denominated in U.S. dollars. Therefore, our exposure to foreign currency fluctuations in our revenues and expenses is not material at this time. This situation may change in the future as our business continues to grow outside the United States.

We are also exposed to equity price fluctuations through securities we hold that are carried at fair value. To mitigate this risk, we maintain a diversified investment portfolio.

Item 8. Financial Statements and Supplementary Data

Index of Consolidated Financial Statements for the years ended September 30, 2003, 2002, and 2001.

CONTENTS **Page**

All schedules have been omitted as the information is provided in the financial statements or in related notes thereto or is not required to be filed as the information is not applicable.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

FOR THE YEARS ENDED SEPTEMBER 30,	2003	2002	2001
Operating Revenues			
Investment management fees	$1,487,331	$1,462,655	$1,407,202
Underwriting and distribution fees	844,674	792,697	709,476
Shareholder servicing fees	217,225	191,302	199,525
Consolidated sponsored investment products income, net	93	—	—
Other, net	75,125	71,878	38,640
Total operating revenues	2,624,448	2,518,532	2,354,843
Operating Expenses			
Underwriting and distribution	760,843	716,234	636,868
Compensation and benefits	649,882	645,104	615,281
Information systems, technology and occupancy	285,329	294,161	263,297
Advertising and promotion	92,399	106,877	106,261
Amortization of deferred sales commissions	73,501	67,608	68,977
Amortization of intangible assets	16,961	17,107	56,590
September 11, 2001 (recovery) expense, net	(4,401)	—	7,649
Other	101,858	85,939	87,925
Total operating expenses	1,976,372	1,933,030	1,842,848
Operating income	648,076	585,502	511,995
Other Income (Expenses)			
Consolidated sponsored investment products gains, net	1,645	—	—
Investment and other income	70,392	5,075	136,351
Interest expense	(19,910)	(12,302)	(10,556)
Other income (expenses), net	52,127	(7,227)	125,795
Income before taxes on income	700,203	578,275	637,790
Taxes on income	197,373	145,552	153,069
Net Income	**$502,830**	**$432,723**	**$484,721**
Earnings per share			
Basic	$1.98	$1.66	$1.92
Diluted	$1.97	$1.65	$1.91
Dividends per share	$0.30	$0.28	$0.26

See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands)

AS OF SEPTEMBER 30,	2003	2002
Assets		
Current Assets		
Cash and cash equivalents	$1,017,023	$850,940
Receivables	338,292	292,325
Investment securities, trading and available-for-sale	1,521,933	1,121,011
Prepaid expenses and other	91,579	97,783
Total current assets	2,968,827	2,362,059
Banking/Finance Assets		
Cash and cash equivalents	36,672	129,664
Loans receivable, net	470,672	444,338
Investment securities, available-for-sale	358,387	432,081
Other	52,694	45,889
Total banking/finance assets	918,425	1,051,972
Non-Current Assets		
Investments, other	280,356	263,927
Deferred sales commissions	215,816	130,617
Property and equipment, net	356,772	394,172
Goodwill	1,335,517	1,321,939
Other intangible assets, net	684,281	697,246
Receivable from banking/finance group	102,864	100,705
Other	107,891	100,101
Total non-current assets	3,083,497	3,008,707
Total Assets	**$6,970,749**	**$6,422,738**

See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands)

AS OF SEPTEMBER 30,	2003	2002
Liabilities and Stockholders' Equity		
Current Liabilities		
Compensation and benefits	$225,446	$228,093
Current maturities of long-term debt	287	7,830
Accounts payable and accrued expenses	112,630	117,246
Commissions	95,560	81,033
Income taxes	43,500	12,510
Other	11,103	8,307
Total current liabilities	488,526	455,019
Banking/Finance Liabilities		
Deposits	633,983	733,571
Payable to parent	102,864	100,705
Other	65,133	49,660
Total banking/finance liabilities	801,980	883,936
Non-Current Liabilities		
Long-term debt	1,108,881	595,148
Deferred taxes	203,498	175,176
Other	57,756	46,513
Total non-current liabilities	1,370,135	816,837
Total liabilities	2,660,641	2,155,792
Commitments and Contingencies (Note 13)		
Stockholders' Equity:		
Preferred stock, $1.00 par value, 1,000,000 shares authorized; none issued	—	—
Common stock, $0.10 par value, 500,000,000 shares authorized; 245,931,522 and 258,555,285 shares issued and outstanding, for 2003 and 2002	24,593	25,856
Capital in excess of par value	108,024	598,196
Retained earnings	4,129,644	3,702,636
Accumulated other comprehensive income (loss)	47,847	(59,742)
Total stockholders' equity	4,310,108	4,266,946
Total Liabilities and Stockholders' Equity	**$6,970,749**	**$6,422,738**

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002, and 2001	Shares Common Stock	Common Stock	Capital in Excess of Par Value
Balance, October 1, 2000	**243,730**	**$24,373**	**$—**
Net income			
Other comprehensive income:			
Net unrealized loss on investments			
Currency translation adjustments			
Total comprehensive income			
Purchase of stock	(4,200)	(420)	(163,438)
Cash dividends on common stock			
Issuance of restricted shares, net	716	71	32,313
Employee stock plan (ESIP) shares	359	36	13,077
Stock issued to acquire Fiduciary Trust	20,187	2,019	773,768
Exercise of options and other	6	1	2,158
Balance, September 30, 2001	**260,798**	**26,080**	**657,878**
Net income			
Other comprehensive income:			
Net unrealized loss on investments			
Currency translation adjustments			
Minimum pension liability adjustment			
Total comprehensive income			
Purchase of stock	(3,929)	(393)	(124,538)
Cash dividends on common stock			
Issuance of restricted shares, net	842	84	27,469
Employee stock plan (ESIP) shares	436	44	14,323
Proceeds from issuance of put options			6,954
Exercise of options and other	408	41	16,110
Balance, September 30, 2002	**258,555**	**25,856**	**598,196**
Net income			
Other comprehensive income:			
Net unrealized gains on investments			
Currency translation adjustments			
Minimum pension liability adjustment			
Total comprehensive income			
Purchase of stock	(15,275)	(1,528)	(574,153)
Cash dividends on common stock			
Issuance of restricted shares, net	913	91	28,282
Employee stock plan (ESIP) shares	524	52	16,785
Net put option premiums and settlements			1,335
Reclassification of put options to liability			(7,289)
Exercise of options and other	1,215	122	44,868
Balance, September 30, 2003	**245,932**	**$24,593**	**$108,024**

[Table continued on next page]

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

[Table continued from previous page]

(in thousands)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002, and 2001	Retained Earnings	Other	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Total Comprehensive Income
Balance, October 1, 2000	**$2,932,166**	**$(3,422)**	**$12,376**	**$2,965,493**	
Net income	484,721			484,721	$484,721
Other comprehensive income:					
Net unrealized loss on investments			(58,170)	(58,170)	(58,170)
Currency translation adjustments			(3,247)	(3,247)	(3,247)
Total comprehensive income					$423,304
Purchase of stock	(8,255)			(172,113)	
Cash dividends on common stock	(65,653)			(65,653)	
Issuance of restricted shares, net		3,422		35,806	
Employee stock plan (ESIP) shares				13,113	
Stock issued to acquire Fiduciary Trust				775,787	
Exercise of options and other				2,159	
Balance, September 30, 2001	**3,342,979**	**—**	**(49,041)**	**3,977,896**	
Net income	432,723			432,723	$432,723
Other comprehensive income:					
Net unrealized loss on investments			(4,084)	(4,084)	(4,084)
Currency translation adjustments			(837)	(837)	(837)
Minimum pension liability adjustment			(5,780)	(5,780)	(5,780)
Total comprehensive income					$422,022
Purchase of stock				(124,931)	
Cash dividends on common stock	(73,066)			(73,066)	
Issuance of restricted shares, net				27,553	
Employee stock plan (ESIP) shares				14,367	
Proceeds from issuance of put options				6,954	
Exercise of options and other				16,151	
Balance, September 30, 2002	**3,702,636**	**—**	**(59,742)**	**4,266,946**	
Net income	502,830			502,830	$502,830
Other comprehensive income:					
Net unrealized gains on investments			72,222	72,222	72,222
Currency translation adjustments			30,727	30,727	30,727
Minimum pension liability adjustment			4,640	4,640	4,640
Total comprehensive income					$610,419
Purchase of stock				(575,681)	
Cash dividends on common stock	(75,822)			(75,822)	
Issuance of restricted shares, net				28,373	
Employee stock plan (ESIP) shares				16,837	
Net put option premiums and settlements				1,335	
Reclassification of put options to liability				(7,289)	
Exercise of options and other				44,990	
Balance, September 30, 2003	**$4,129,644**	**$—**	**$47,847**	**$4,310,108**	

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

FOR THE YEARS ENDED SEPTEMBER 30,	2003	2002	2001
Net income	**$502,830**	**$432,723**	**$484,721**
Adjustments to reconcile net income to net cash provided by operating activities:			
(Increase) decrease in receivables, prepaid expenses and other	(49,205)	66,266	(88,360)
Net advances of deferred sales commissions	(158,942)	(102,092)	(86,305)
Increase (decrease) in other current liabilities	50,643	(4,705)	5,517
(Decrease) increase in deferred income taxes and taxes payable	(20,894)	72,025	(21,038)
Increase (decrease) in commissions payable	14,526	(2,485)	6,552
Increase in accrued compensation and benefits	30,367	26,655	54,056
Depreciation and amortization	177,420	183,121	223,846
Losses (gains) on asset disposal, net and other	1,280	5,224	(45,687)
Other-than-temporary decline in investments value	—	60,068	—
September 11, 2001 asset write-offs	—	—	19,885
Net cash provided by operating activities	**548,025**	**736,800**	**553,187**
Purchase of investments	(2,344,548)	(1,502,820)	(947,615)
Liquidation of investments	1,977,077	1,284,557	463,276
Purchase of banking/finance investments	(275,407)	(273,099)	(103,872)
Liquidation of banking/finance investments	439,264	209,678	187,082
Net proceeds from securitization of loans receivable	442,961	558,082	139,295
Net origination of loans receivable	(471,234)	(426,386)	(294,557)
Additions of property and equipment	(52,653)	(53,062)	(107,326)
Proceeds from sale of property and equipment	2,494	9,569	10,392
Acquisitions of subsidiaries, net of cash acquired	—	(51,779)	(99,058)
Insurance proceeds related to September 11, 2001 event	10,643	28,562	—
Net cash used in investing activities	**(271,403)**	**(216,698)**	**(752,383)**
(Decrease) increase in bank deposits	(99,588)	9,963	67,297
Exercise of common stock options	43,435	17,047	2,158
Net put option premiums and settlements	1,335	6,059	—
Dividends paid on common stock	(75,441)	(71,778)	(63,471)
Purchase of stock	(575,681)	(124,931)	(172,113)
Increase in debt	523,627	103,794	711,847
Payments on debt	(23,218)	(75,859)	(496,320)
Net cash (used in) provided by financing activities	**(203,531)**	**(135,705)**	**49,398**
Increase (decrease) in cash and cash equivalents	73,091	384,397	(149,798)
Cash and cash equivalents, beginning of year	980,604	596,207	746,005
Cash and cash equivalents, end of year	**$1,053,695**	**$980,604**	**$596,207**
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Interest, including banking/finance group interest except inter-segment interest	$19,260	$16,746	$17,746
Income taxes	142,799	125,083	148,268
Supplemental disclosure of non-cash information			
Value of common stock issued, primarily restricted stock	$28,465	$28,009	$28,640
Value of common stock issued to acquire Fiduciary Trust	—	—	775,786
Fair value of Fiduciary Trust assets acquired	—	—	1,538,084
Fair value of Fiduciary Trust liabilities acquired	—	—	757,722

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Significant Accounting Policies

We derive the majority of our revenues and net income from providing investment management, administration, distribution and related services to the Franklin, Templeton, Mutual Series, Bissett and Fiduciary Trust funds, institutional, high net-worth and other investment products, collectively called our sponsored investment products. Services to our sponsored investment products are provided under contracts that set forth the level and nature of the fees to be charged for these services. The majority of our revenues relate to mutual fund products that are subject to contracts that are periodically reviewed and approved by each mutual fund's Board of Directors/Trustees and/or its shareholders. Currently, no single sponsored investment product's revenues represent more than 10% of total revenues.

Basis of Presentation. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America, which require us to estimate certain amounts. Actual amounts may differ from these estimates. Certain comparative amounts for prior years have been reclassified to conform to the fiscal 2003 financial statement presentation.

The consolidated financial statements include the accounts of Franklin Resources, Inc. and its subsidiaries ("Franklin Templeton Investments") consolidated under Financial Accounting Standards Board ("FASB") Accounting Research Bulletin No. 51 "Consolidated Financial Statements" and FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (see Note 2). All material inter-company accounts and transactions have been eliminated except that we have not eliminated the receivable from banking/finance group and payable to parent from our consolidated balance sheets which represent balances outstanding related to the funding of banking activities, including auto and credit card loan financing. In addition, the related inter-company interest expense is included in other, net revenue and the inter-company interest income is included in investment and other income in our consolidated statements of income (see Note 20). This treatment provides additional information on funding sources available to the banking/finance group and on its operations.

Cash and Cash Equivalents include cash on hand, demand deposits with banks, debt instruments with maturities of three months or less from the purchase date and other highly liquid investments, including money market funds, which are readily convertible into cash.

Investment Securities, Trading are carried at fair value with changes in fair value recognized in our consolidated net income. Trading securities relate to securities held by sponsored investment products that have been consolidated in our financial statements under FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (see Note 2).

Investment Securities, Available-for-Sale are carried at fair value. Fair values for investments in our sponsored investment products are based on the last reported net asset value. Fair values for other investments are based on the last reported price on the exchange on which they are traded. Realized gains and losses are included in investment income currently based on specific identification. Unrealized gains and losses are recorded net of tax as part of accumulated other comprehensive income until realized.

When the cost of an investment exceeds its fair value, we review the investment for an other-than-temporary decline in value. In making the determination of whether the decline is other-than-temporary, we use a systematic methodology that includes consideration of the duration and extent to which the fair value is less than cost, the financial condition of the investee, including industry and sector performance, and our intent and ability to hold the investment. When a decline in fair value of an available-for-sale security is determined to be other-than-temporary, the unrealized loss recorded net of tax in accumulated other comprehensive income is realized as a charge to net income.

Derivatives. Generally, we do not hold or issue derivative financial instruments for trading purposes. Periodically, we enter into interest-rate swap agreements to reduce variable interest-rate exposure with respect to our commercial paper, designated as cash flow hedges, and to hedge exposures or modify the interest rate characteristics of fixed-rate borrowings with maturities in excess of one year, designated as fair value hedges. As of September 30, 2003, we held interest rate swaps with a total notional amount of $43 million and these were reported at their fair value of $2.6 million.

We periodically enter into spot and forward currency contracts as principal to facilitate client transactions and, on limited occasions, hold currency options for our own account. It is our policy that substantially all forward contracts be covered no later than the close of business each day. Gains or losses on these contracts are reflected in the consolidated statements of income. The gross fair market value of all contracts outstanding that had a positive fair market value totaled $2.9 million at September 30, 2003. This represents a credit exposure to the extent that counterparties fail to settle their contractual obligations. This risk is mitigated by the use of master netting agreements, careful evaluation of counterparty credit standings, diversification and limits.

From time to time, we sell put options giving the purchaser the right to sell shares of our common stock to us at a specified price upon exercise of the options on the designated expiration dates if certain conditions are met. The likelihood that we will have to purchase our stock and the purchase price is contingent on the market value of our stock when the put option contract becomes exercisable. At September 30, 2003, there were approximately 1.9 million put options outstanding. These options expire in December 2003 and January 2004 and have an average exercise price of $34. All of these options were issued prior to June 1, 2003, and through June 30, 2003 were treated as equity instruments. The related premium received was recorded in stockholders' equity as capital in excess of par value. Beginning in July 2003, these put options were recognized as liabilities and carried at fair value in our books and records in accordance with SFAS 150 (see Note 2). We recognized total gains of $6.9 million from put options in investment and other income in fiscal 2003, including $4.6 million related to the cumulative effect of a change in accounting principle on adoption, and $1.9 million in realized gains when 1.0 million options expired in July 2003.

Loans Receivable. Our banking/finance group offers retail-banking and consumer lending services. We accrue interest on loans using the simple interest method. The majority of retail-banking loans are at variable rates, which are adjusted periodically. Loans originated and intended for sale are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance included in other, net revenues.

Allowance for Loan Losses. An allowance for loan losses on our consumer loan portfolio is maintained at a level sufficient to absorb probable losses inherent in the loan portfolio. Probable losses are estimated for the consumer loan portfolio based on contractual delinquency status and historical loss experience. The allowance on our consumer portfolio is based on aggregated portfolio segment evaluations, generally by loan type, and reflects our judgment of portfolio risk factors such as economic conditions, bankruptcy trends, product mix, geographic concentrations and other similar items. A loan is charged to the allowance for loan losses when it is deemed to be uncollectible, taking into consideration the value of the collateral, the financial condition of the borrower and other factors. Recoveries on loans previously charged-off as uncollectible are credited to the allowance for loan losses. The allowance for loan losses on our auto loan portfolio includes a portion of acquisition discounts from our purchase of automobile installment loan contracts, commonly referred to as dealer holdbacks. This allocation represents our estimate of the losses expected over the life of the loan.

We have not recorded an allowance for probable loan losses on our retail-banking loans and advances as these loans are generally payable on demand and are fully secured by assets under our custody. Advances on customers' accounts are generally secured or subject to rights of offset and, consistent with past experience, no loan losses are anticipated.

Past due loans 90 days or more in both our consumer lending and retail-banking portfolios are reviewed individually to determine whether they are collectible. If warranted, after considering collateral level and other factors, loans 90 days past due are placed on non-accrual status. Interest collections on non-accrual loans for which the ultimate collectibility of principal is uncertain are applied as principal reductions; otherwise, such collections are credited to income when received.

Investments, Other include investments that we intend to hold for a period in excess of one year.

Investments are accounted for using the equity method of accounting if we are able to exercise significant influence, but not control, over the investee. Significant influence is generally considered to exist when an ownership interest in the voting stock of the investee is between 20% and 50%, although other factors, such as representation on the investee's board of directors and the impact of commercial arrangements are also considered in determining whether the equity method of accounting is appropriate. Lower thresholds are used for our investments in limited partnerships in determining whether we are able to exercise significant influence.

Companies in which we hold in excess of 50% ownership interest are consolidated in our financial statements. We are also required to consolidate variable interest entities in relation to which we are the primary beneficiary as defined in FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (see Note 2).

Investments are accounted for under the cost method if we are not able to exercise significant influence over the investee. In addition, investments, other include debt instruments carried at fair value in accordance with our treatment of investment securities, available-for-sale. These include collateralized debt obligations ("CDOs"), which are valued based on cash flow projections.

Investments, other are adjusted for other-than-temporary declines in value. When a decline in fair value of an investment carried at fair value is determined to be other-than-temporary, the unrealized loss recorded net of tax in accumulated other comprehensive income is realized as a charge to net income. When a decline in fair value of an investment carried at cost is determined to be other-than-temporary, the investment is written down to fair value and the loss in indicated value is included in earnings.

Deferred Sales Commissions. Sales commissions paid to brokers and other investment advisors in connection with the sale of shares of our mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding eight years - the periods in which we estimate that they will be recovered from distribution plan payments and from contingent deferred sales charges.

Property and Equipment are recorded at cost and are depreciated on the straight-line basis over their estimated useful lives. Expenditures for repairs and maintenance are charged to expense when incurred. We amortize leasehold improvements on the straight-line basis over their estimated useful lives or the lease term, whichever is shorter.

Software Developed for Internal Use. Some internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized. These capitalized costs are included in property and equipment, net on our consolidated balance sheets and are amortized beginning when the software project is complete and the application is put into production, over the estimated useful life of the software.

Goodwill and Other Intangible Assets. Intangible assets consist primarily of the estimated value of mutual fund management contracts and customer base resulting from our acquisition of the assets and liabilities of Templeton, Galbraith & Hansberger Ltd. in October 1992 and Heine Securities Corporation in November 1996, as well as the purchase of the following companies:

- Bissett and Associates Investment Management Ltd. ("Bissett") in October 2000;
- Fiduciary Trust Company International ("Fiduciary Trust") in April 2001; and
- Pioneer ITI AMC Limited ("Pioneer") in July 2002.

We amortize intangible assets over their estimated useful lives, ranging from 5 to 15 years, using the straight-line method, unless the asset is determined to have an indefinite useful life. Amounts assigned to indefinite-lived intangible assets primarily represent the value of contracts to manage mutual fund assets, for which there is no foreseeable limit on the contract period.

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), indefinite-lived intangible assets and goodwill are not amortized.

We review goodwill and other indefinite-lived intangible assets when there is an indication of impairment, or at least annually, to determine whether the value of the assets is impaired. If an asset is impaired, the difference between the carrying amount of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment occurs.

For intangible assets with indefinite lives, fair value is determined based on anticipated discounted cash flows. Goodwill is impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. In estimating the fair value of the reporting unit, we use valuation techniques based on discounted cash flows similar to models employed in analyzing the purchase price of an acquisition target. Goodwill has been assigned to our investment management operating segment.

Intangible assets subject to amortization are reviewed for impairment at each reporting period on the basis of the expected future undiscounted operating cash flows, without interest charges, to be derived from these assets. See Note 9 for additional information regarding goodwill and other intangible assets.

Demand and Interest Bearing Deposits. The fair value of demand deposits are, by definition, equal to their carrying amounts. The interest-bearing deposits are variable rate and short-term and, therefore, the carrying amounts approximate their fair values.

Revenues. We recognize investment management fees, shareholder servicing fees, investment income and distribution fees as earned, over the period in which services are rendered. Investment management fees are determined based on a percentage of assets under management. Generally, shareholder servicing fees are calculated based on the number of accounts serviced. We record underwriting commissions related to the sale of shares of our sponsored investment products on the trade date.

Advertising and Promotion. We expense costs of advertising and promotion as incurred.

Foreign Currency Translation. Assets and liabilities of foreign subsidiaries are translated at current exchange rates as of the end of the accounting period, and related revenues and expenses are translated at average exchange rates in effect during the period. Net exchange gains and losses resulting from translation are excluded from income and are recorded as part of accumulated other comprehensive income. Foreign currency transaction gains and losses are reflected in income currently.

Dividends. For the years ended September 30, 2003, 2002, and 2001, we declared dividends to common stockholders of $0.30, $0.28 and $0.26 per share.

Stock-Based Compensation. As allowed under the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), we have elected to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for our stock-based plans. Accordingly, no compensation costs are recognized with respect to stock options granted when the exercise price is equal to the market value of the stock, or with respect to shares issued under the Employee Stock Investment Plan ("ESIP"). We recognize compensation expense for the matching contribution that we may elect to make in connection with the Employee Stock Investment Plan over the 18-month holding period and for the full cost of restricted stock grants in the year that they are earned.

If we had determined compensation costs for our stock option plans and our ESIP (see descriptions in Notes 15 and 16) based upon fair values at the grant dates in accordance with the provisions of SFAS 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below. For pro forma purposes, the estimated fair value of options was calculated using the Black-Scholes option-pricing model and is amortized over the options' vesting periods.

(in thousands except per share amounts)

For the Years Ended September 30,	2003	2002	2001
Net income, as reported	$502,830	$432,723	$484,721
Less: additional stock-based compensation expense determined under the fair value method, net of tax	65,294	59,339	39,421
Pro forma net income	$437,536	$373,384	$445,300
Basic earnings per share			
As reported	$1.98	$1.66	$1.92
Pro forma	1.72	1.43	1.76
Diluted earnings per share			
As reported	$1.97	$1.65	$1.91
Pro forma	1.72	1.42	1.76

The weighted-average estimated fair value of options granted on the date of grant using Black-Scholes option-pricing model was as follows:

For the Years Ended September 30,	2003	2002	2001
Weighted-average fair value of options granted	$14.67	$16.14	$19.58
Assumptions made:			
Dividend yield	1%	1%	1%
Expected volatility	40%	42%	40%
Risk-free interest rate	4%	4%	5%
Expected life	3 – 8 years	3 – 6 years	2 – 9 years

Accumulated Other Comprehensive Income is reported in our consolidated statements of stockholders' equity and includes net income, minimum pension liability adjustment, unrealized gains (losses) on investment securities available-for-sale, net of income taxes and currency translation adjustments.

The changes in net unrealized gains (losses) on investment securities include reclassification adjustments relating to the net realized gains on the sale of investment securities of $9.3 million, $5.7 million and $34.2 million during fiscal 2003, 2002, and 2001. The tax effect of the change in unrealized gains (losses) on investment securities was $28.2 million, $(1.7) million and $(18.4) million during fiscal 2003, 2002, and 2001.

Earnings per share. We computed earnings per share as follows:

(in thousands except per share amounts)	2003	2002	2001
Net income	$502,830	$432,723	$484,721
Weighted-average shares outstanding – basic	253,714	261,239	252,628
Incremental shares from assumed conversions	967	815	1,035
Weighted-average shares outstanding – diluted	254,681	262,054	253,663
Earnings per share:			
Basic	$1.98	$1.66	$1.92
Diluted	$1.97	$1.65	$1.91

Note 2 – New Accounting Standards

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Under FIN 46, a variable interest entity ("VIE") is defined as a corporation, trust, partnership or other entity where the equity investment holders have not contributed sufficient capital to finance the activities of the VIE or the equity investment holders do not have defined rights and obligations normally associated with an equity investment. FIN 46 requires consolidation of a VIE by the enterprise that has the majority of the risks and rewards of ownership, referred to as the primary beneficiary. See Note 14 for a discussion of the impact of FIN 46 on our consolidated results of operation and financial position.

In April 2003, Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"), was issued. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a significant impact on our consolidated operating results or financial position.

In May 2003, Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"), was issued. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that these instruments be classified as liabilities in statements of financial position. SFAS 150 was effective immediately for financial instruments entered into or modified after May 31, 2003, and for interim or annual periods beginning after June 15, 2003 for transactions entered into before June 1, 2003. The adoption of SFAS 150, which affected our treatment of put options on our stock, did not have a significant impact on our consolidated operating results or financial position.

Note 3 – Acquisitions

On October 1, 2003, we completed the acquisition of the remaining interest in Darby Overseas Investments, Ltd. and Darby Overseas Partners, L.P. (collectively "Darby"), in which we formerly held a 12.7% interest, for an additional investment of approximately $75.9 million in cash, and we recorded the transaction as of this date. The excess of the purchase price, including our acquisition costs, over the fair value of the net assets acquired resulted in goodwill of approximately $37.0 million and we recognized other intangible assets of approximately $3.4 million. At September 30, 2003, Darby had approximately $0.9 billion in assets under management relating to private equity, mezzanine and emerging markets fixed-income products.

On July 26, 2002, our 75% owned subsidiary, Templeton Asset Management (India) Private Limited, acquired all of the issued and outstanding shares of Pioneer, an Indian investment management company with approximately $0.8 billion in assets under management as of the purchase date. This all-cash transaction was valued at approximately $55.4 million. Our consolidated financial statements include the operating results of Pioneer from July 26, 2002. We recognized goodwill of $38.7 million and indefinite-lived management contracts of $13.1 million from this acquisition.

On April 10, 2001, we acquired Fiduciary Trust. Each share of Fiduciary Trust's common stock was exchanged for 2.7744 shares of our common stock, resulting in the issuance in the aggregate of approximately 20,187,000 shares of our common stock. The value of the shares issued in exchange for Fiduciary Trust was approximately $775.8 million. We accounted for this transaction using the purchase method of accounting. The excess of the purchase price, including our acquisition costs, over the fair value of the net assets acquired resulted in goodwill of $559.5 million. Net assets acquired included $235.5 million of other intangible assets. As of September 30, 2001, we wrote off the net intangible asset related to Fiduciary Trust's headquarters lease of $8.2 million as a result of the September 11, 2001 terrorist attack. See Note 19. The estimated life of the other intangible assets is 15 years.

On October 2, 2000, we acquired all of the issued and outstanding shares of Bissett, a Canadian asset management company. The all-cash transaction was valued at approximately $95 million. Intangible assets of approximately $89 million with lives ranging from 15 to 40 years were recorded as a result of the acquisition. We accounted for this transaction using the purchase method. Our consolidated financial statements include the operating results of Bissett from October 2, 2000.

We have not presented proforma combined results of operations for these acquisitions, because the results of operations as reported in the accompanying consolidated statements of income would not have been materially different.

Note 4 - Cash and Cash Equivalents

Cash and cash equivalents at September 30, 2003 and 2002, consisted of the following:

(in thousands)	**2003**	**2002**
Cash and due from banks	$260,530	$224,214
Federal funds sold and securities purchased under agreements to resell	3,741	82,150
Other	789,424	674,240
Total	**$1,053,695**	**$980,604**

Cash and cash equivalents, other includes money market mutual fund investments and U.S. Treasury bills. Federal Reserve Board regulations require reserve balances on deposits to be maintained with the Federal Reserve Banks by banking subsidiaries. The required reserve balance was $1.5 million at September 30, 2003 and $5.3 million at September 30, 2002.

Note 5 - Investment Securities and Other Investments

Investment securities at September 30, 2003 and 2002, consisted of the following:

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2003				
Investment securities, trading	$39,903	$1,510	$(34)	$41,379
Investment securities, available-for-sale				
Sponsored investment products	412,414	20,392	(7,634)	425,172
Securities of U.S. states and political subdivisions	11,423	593	—	12,016
Securities of U.S. Treasury, federal agencies and other	1,375,087	6,940	(1,132)	1,380,895
Equities	20,953	561	(656)	20,858
Total investment securities, available-for-sale	1,819,877	28,486	(9,422)	1,838,941
Total investments, trading and available-for-sale	**$1,859,780**	**$ 29,996**	**$(9,456)**	**$1,880,320**
Investments, other				
Investment in equity-method investees	$77,919	$—	$—	$77,919
Equities and other	170,885	31,978	(426)	202,437
Total investments, other	**$248,804**	**$31,978**	**$(426)**	**$280,356**
2002				
Investment securities, available-for-sale				
Sponsored investment products	$421,612	$7,309	$(66,888)	$362,033
Securities of U.S. states and political subdivisions	10,758	597	—	11,355
Securities of U.S. Treasury, federal agencies and other	1,159,126	18,058	—	1,177,184
Equities	1,264	1,269	(13)	2,520
Total	**$1,592,760**	**$27,233**	**$(66,901)**	**$1,553,092**
Investments, other				
Investment in equity-method investees	$65,347	$—	$—	$65,347
Equities and other	189,008	18,702	(9,130)	198,580
Total	**$254,355**	**$18,702**	**$(9,130)**	**$263,927**

Investments, other included investments that we intend to hold for a period in excess of one year. Investments in equity method investees include investment partnerships where we have significant influence. Equities and other investments include debt, including CDOs, and other securities with a determinable fair value as well as investments carried at cost.

Gross unrealized losses on investment securities, available-for-sale and investments, other at September 30, 2003 were deemed to be temporary in nature. See Note 1 for a description of our investments valuation methodology.

As of September 30, 2003 and 2002, banking/finance operating segment investment securities with aggregate book values of $28.4 million and $19.5 million were pledged as collateral as required by federal and state regulators and the Federal Home Loan Bank.

At September 30, 2003, maturities of securities of the U.S. Treasury and federal agencies and the U.S. states and political subdivisions were as follows:

(in thousands)	Amortized Cost	Fair Value
Securities of U.S. Treasury and federal agencies		
Due in one year or less	$1,056,963	$1,057,495
Due after one year through five years	111,417	116,711
Due after five years through ten years	—	—
Due after ten years	206,707	206,689
Total	**$1,375,087**	**$1,380,895**
Securities of U.S. states and political subdivisions		
Due in one year or less	$1,578	$1,597
Due after one year through five years	6,584	6,988
Due after five years through ten years	2,767	2,901
Due after ten years	494	529
Total	**$11,423**	**$12,016**

Note 6 - Loans and Allowance for Loan Losses

A summary of banking/finance operating segment loans receivable by major category as of September 30, 2003 and 2002 is shown below. Included in installment loans to individuals are auto and credit card receivables. Other loans include secured loans made to Fiduciary Trust clients. No loan loss allowance is recognized on Fiduciary Trust's retail-banking loans and advances as described in Note 1.

(in thousands)	2003	2002
Commercial	$60,541	$67,772
Real estate (subject to collateral)	67,598	99,935
Installment loans to individuals	190,754	158,159
Other	160,329	127,506
Loans receivable	479,222	453,372
Less: allowance for loan losses	(8,550)	(9,034)
Loans receivable, net	**$470,672**	**$444,338**

At September 30, 2003, real estate (subject to collateral) loans included $3.0 millions of loans held for sale, which are carried at the lower of cost or estimated fair value in the aggregate.

Maturities of loans at September 30, 2003 were as follows:

(in thousands)	One Year or Less	After 1 Through 5 Years	After 5 Years	Total
Commercial	$60,541	$—	$—	$60,541
Real estate (subject to collateral)	20	4,487	63,091	67,598
Installment loans to individuals	62,844	112,603	15,307	190,754
Other	148,126	12,203	—	160,329
Total	**$271,531**	**$129,293**	**$78,398**	**$479,222**

The following table summarizes contractual maturities of loans due after one year by repricing characteristic at September 30, 2003:

(in thousands)	Carrying Amount
Loans at predetermined interest rates	$133,172
Loans at floating or adjustable rates	74,519
Total	**$207,691**

Changes in the allowance for loan losses during 2003 and 2002 were as follows:

(in thousands)	2003	2002
Balance, beginning of year	$9,034	$9,568
Provision for loan losses	13,423	13,890
Charge-offs	(8,046)	(8,639)
Recoveries	2,393	1,845
Total allowance for loan losses before other adjustments	16,804	16,664
Loans securitized	(12,020)	(10,903)
Dealer holdback and other	3,766	3,273
Balance, end of year	**$8,550**	**$9,034**
Total net loan charge-offs as a percentage of average total loans	1.23%	1.38%
Allowance as a percentage of total loans	1.78%	1.99%

The following is a summary of delinquency information for fiscal 2003, 2002, and 2001:

(in thousands)	2003	2002	2001
Commercial loans, 90 days or more delinquent	$13,063	$300	$300
Installment loans, 90 days or more delinquent	897	750	292
Non-accrual loans	510	439	306

Note 7 - Securitization of Loans Receivable

From time to time, we enter into auto loan securitization transactions with qualified special purpose entities and record these transactions as sales. The following table shows details of auto loan securitization transactions for the years ended September 30, 2003, 2002 and 2001:

(in thousands)	2003	2002	2001
Gross sale proceeds	$464,372	$565,154	$145,385
Net carrying amount of loans sold	446,672	544,831	142,541
Pre-tax gain	**$17,700**	**$20,323**	**$2,844**

When we sell auto loans in a securitization transaction, we record an interest-only strip receivable. The interest-only strip receivable represents our contractual right to receive interest from the pool of securitized loans after the payment of required amounts to holders of the securities and certain other costs associated with the securitization. Gross sales proceeds include the fair value of the interest-only strips.

We generally estimate fair value based on the present value of future expected cash flows. The key assumptions used in the present value calculations of our securitization transactions at the date of securitization were as follows:

	2003	2002	2001
Excess cash flow discount rate (annual rate)	12.0%	12.0%	12.0%
Cumulative life loss rate	3.7% / 4.3%	3.3% / 3.8%	3.5%
Pre-payment speed assumption (average monthly rate)	1.8%	1.5%	1.5%

We determined these assumptions using data from comparable transactions, historical information and management's estimate. Interest-only strip receivables are generally restricted assets and subject to limited recourse provisions.

We generally estimate the fair value of the interest-only strips at each period-end based on the present value of future expected cash flows, consistent with the methodology used at the date of securitization. The following shows, as of September 30, 2003 and September 30, 2002, the carrying value and the sensitivity of the interest-only strip receivable to hypothetical adverse changes in the key economic assumptions used to measure fair value:

(in thousands)	2003	2002
Carrying amount/fair value of interest-only strips	$36,010	$29,088
Excess cash flow discount rate (annual rate)	12.0%	12.0%
Impact on fair value of 10% adverse change	$(493)	$(400)
Impact on fair value of 20% adverse change	$(971)	$(789)
Cumulative life loss rate	3.9%	3.6%
Impact on fair value of 10% adverse change	$(2,412)	$(1,787)
Impact on fair value of 20% adverse change	$(4,725)	$(3,579)
Pre-payment speed assumption (average monthly rate)	1.8%	1.7%
Impact on fair value of 10% adverse change	$(3,505)	$(2,632)
Impact on fair value of 20% adverse change	$(7,501)	$(5,155)

Actual future market conditions may differ materially. Accordingly, this sensitivity analysis should not be considered our projections of future events or losses.

We receive annual servicing fees ranging from 1% to 2% of the loans securitized for services we provide to the securitization trusts. We also receive the rights to future cash flows, if any, arising after the investors in the securitization trust have received their contracted return.

The following is a summary of cash flows received from and paid to securitization trusts during fiscal 2003, 2002, and 2001:

(in thousands)	2003	2002	2001
Servicing fees received	$10,598	$7,921	$4,538
Other cash flows received	18,283	15,375	7,401
Purchase of loans from trusts	(10,804)	(8,659)	(521)

Amounts payable to the trustee related to loan principal and interest collected on behalf of the trusts of $34.4 million as of September 30, 2003 and $24.9 million as of September 30, 2002 are included in other banking/finance liabilities.

The securitized loan portfolio that we manage and the related delinquencies as of September 30, 2003 and September 30, 2002 were as follows:

(in thousands)	2003	2002
Securitized loans held by securitization trusts	$680,695	$530,896
Delinquencies	12,911	9,317

Net charge-offs on the securitized loan portfolios were $12.6 million in fiscal 2003, $6.5 million in fiscal 2002 and $3.5 million in fiscal 2001.

Note 8 - Property and Equipment

The following is a summary of property and equipment at September 30, 2003 and 2002:

(in thousands)	Useful Lives in Years	2003	2002
Furniture, software and equipment	3 – 5	$558,435	$526,256
Premises and leasehold improvements	5 – 35	207,191	195,024
Land	—	71,383	66,923
		837,009	788,203
Less: Accumulated depreciation and amortization		(480,237)	(394,031)
Property and equipment, net		**$356,772**	**$394,172**

Note 9 – Goodwill and Other Intangible Assets

Intangible assets at September 30, 2003 and September 30, 2002 were as follows:

(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Balance, September 30, 2003			
Amortized intangible assets:			
Customer base	$232,800	$(39,057)	$193,743
Other	31,546	(19,653)	11,893
	264,346	(58,710)	205,636
Non-amortized intangible assets:			
Management contracts	478,645	—	478,645
Total	**$742,991**	**$(58,710)**	**$684,281**
Balance, September 30, 2002			
Amortized intangible assets:			
Customer base	$231,935	$(23,358)	$208,577
Other	31,546	(18,181)	13,365
	263,481	(41,539)	221,942
Non-amortized intangible assets:			
Management contracts	475,304	—	475,304
Total	**$738,785**	**$(41,539)**	**$697,246**

The change in the carrying amount of goodwill during the year ended September 30, 2003 was as follows:

(in thousands)	
Balance, October 1, 2002	$1,321,939
Foreign currency movements	13,578
Balance, September 30, 2003	**$1,335,517**

We adopted Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and SFAS 142 on October 1, 2001. SFAS 141 and SFAS 142 address the initial recognition and measurement of intangible assets acquired and the recognition and measurement of goodwill and other intangible assets after acquisition. Under the new standards, all goodwill and indefinite-lived intangible assets, including those acquired before initial application of the standards, will not be amortized but will be tested for impairment at least annually. Accordingly, on October 1, 2001, we ceased amortization on goodwill and indefinite-lived assets.

The following table reflects our results as though we had adopted SFAS 142 on October 1, 2000.

(in thousands except per share amounts)

For the Years Ended September 30,	2003	2002	2001
Net income as reported	$502,830	$432,723	$484,721
Goodwill amortization	—	—	29,443
Indefinite-lived intangibles amortization	—	—	13,152
Tax effect at effective tax rate	—	—	(10,223)
Net income as adjusted	**$502,830**	**$432,723**	**$517,093**
Basic earnings per share as reported	$1.98	$1.66	$1.92
Diluted earnings per share as reported	$1.97	$1.65	$1.91
Basic earnings per share as adjusted	$1.98	$1.66	$2.05
Diluted earnings per share as adjusted	$1.97	$1.65	$2.04

All of our goodwill and intangible assets, including those arising from the purchase of Fiduciary Trust in April 2001, relate to our investment management operating segment. Indefinite-lived intangible assets represent the value of management contracts with our sponsored investment products.

Estimated amortization expense for each of the next 5 fiscal years is as follows:

(in thousands)	For the Years Ending September 30,
2004	$16,991
2005	16,991
2006	16,991
2007	16,991
2008	16,991

As of March 31, 2003, we completed the impairment testing of goodwill and indefinite-lived intangible assets under the guidance set out in SFAS 142 and we determined that there was no impairment in the value of goodwill and indefinite-lived assets recorded in our books and records as of October 1, 2002.

Note 10 – Deposits

Deposits at September 30, 2003 and 2002 were as follows:

(in thousands)	2003	2002
Domestic		
Interest-bearing	$570,854	$670,448
Noninterest-bearing	41,337	45,332
Total domestic deposits	612,191	715,780
Foreign		
Interest-bearing	12,893	12,725
Noninterest-bearing	8,899	5,066
Total foreign deposits	21,792	17,791
Total	**$633,983**	**$733,571**

Maturities of time certificates in amounts of $100,000 or more at September 30, 2003 were:

(in thousands)	Domestic (U.S.)	Foreign	Total
3 months or less	$5,303	$12,893	$18,196
Over 3 months through 6 months	1,080	—	1,080
Over 6 months through 12 months	298	—	298
Over 12 months	893	—	893
Total	**$7,574**	**$12,893**	**$20,467**

Note 11 - Debt

Outstanding debt at September 30, 2003 and September 30, 2002 consisted of the following:

(in thousands)	2003	2003 Weighted Average Rate	2002	2002 Weighted Average Rate
Current:				
Federal funds purchased	$—	1.49%	$—	1.57%
Federal Home Loan Bank advances	14,500	1.19%	8,500	1.94%
Current maturities of long-term debt	287		7,830	
	14,787		16,330	
Non-Current:				
Convertible Notes (including accrued interest)	520,325	1.88%	514,190	1.88%
Medium Term Notes	420,000	3.70%	—	N/A
Other	168,556		80,958	
	1,108,881		595,148	
Total debt	**$1,123,668**		**$611,478**	

Federal funds purchased and Federal Home Loan Bank advances are included in other liabilities of the banking/finance operating segment. Other long-term debt consists primarily of deferred commission liability recognized in relation to U.S. deferred commission assets financed by Lightning Finance Company Limited ("LFL") that were not sold by LFL in a securitization transaction as of September 30, 2003 and September 30, 2002.

As of September 30, 2003, maturities of long-term debt were as follows:

(in thousands)	Carrying Amount
2004	$22,450
2005	22,913
2006	23,387
2007	23,871
2008	444,365
Thereafter	571,895
Total long-term debt	**$1,108,881**

In April 2003, we completed the sale of five-year senior notes due April 15, 2008 totaling $420.0 million (the "Medium Term Notes"). The senior notes, which were offered to qualified institutional buyers only, carry an interest rate of 3.7% and are not redeemable prior to maturity by either us or the note holders. Interest payments are due semi-annually.

In May 2001, we received approximately $490.0 million in net proceeds from the sale of $877.0 million principal amount at maturity of zero-coupon convertible senior notes due 2031 (the "Convertible Notes"). The Convertible Notes, which were offered to qualified institutional buyers only, carry an interest rate of 1.875% per annum, with an initial conversion premium of 43%. Each of the $1,000 (principal amount at maturity) Convertible Notes is convertible into 9.3604 shares of our common stock. We may redeem the Convertible Notes for cash on or after May 11, 2006 at their accreted value. On May 12, 2003, at the option of the holders, we repurchased Convertible Notes with a face value of $5.9 million principal amount at maturity, for $3.5 million in cash, the accreted value of the notes as of May 11, 2003. We may have to repurchase the Convertible Notes at their accreted value, at the option of the holders, on May 11 of 2004, 2006, 2011, 2016, 2021 and 2026. In this event, we may choose to pay the purchase price in cash or shares of our common stock. The amount of Convertible Notes that will be redeemed depends on, among other factors, the performance of our common stock.

At September 30, 2003, approximately $500.0 million was available to us under an unused commercial paper program and an additional $300.0 million was available to us under shelf registration statements with the Securities and Exchange Commission permitting the issuance of debt and equity securities.

Our committed revolving credit facilities at September 30, 2003 totaled $420.0 million, of which, $210.0 million was under a 364-day facility. The remaining $210.0 million facility was under a five-year facility that will expire in June 2007. The agreements related to the revolving credit facilities include various restrictive covenants, including: a capitalization ratio, interest coverage ratio, minimum working capital and limitations on additional debt. In addition, at September 30, 2003, our banking/finance operating segment had $559.5 million in available uncommitted short-term bank lines under the Federal Reserve Funds system, the Federal Reserve Bank discount window, and Federal Home Loan Bank short-term borrowing capacity.

Note 12 - Taxes on Income

Taxes on income for the years ended September 30, 2003, 2002, and 2001 were as follows:

(in thousands)

For the Years Ended September 30,	2003	2002	2001
Current			
Federal	$125,743	$71,400	$84,220
State	13,846	17,065	16,694
Foreign	31,329	38,653	41,532
Deferred expense	26,455	18,434	10,623
Total provision for income taxes	**$197,373**	**$145,552**	**$153,069**

Included in income before taxes was $305.2 million, $283.7 million and $357.0 million of foreign income for the years ended September 30, 2003, 2002, and 2001. The provision for U.S. income taxes includes benefits of $6.3 million for the year ended September 30, 2003 related to the utilization of net operating loss carry-forwards.

The major components of the net deferred tax liability as of September 30, 2003 and 2002 were as follows:

(in thousands)	2003	2002
Deferred tax assets		
State taxes	$5,975	$5,088
Loan loss reserves	3,251	4,007
Deferred compensation and employee benefits	27,259	26,117
Restricted stock compensation plan	38,074	32,925
Severance and retention compensation	3,250	20,735
Net operating loss and foreign tax credit carry-forwards	74,729	70,030
Investments	—	2,144
Other	14,169	16,260
Total deferred tax assets	166,707	177,306
Valuation allowance for tax carry-forwards	(74,629)	(64,939)
Deferred tax assets, net of valuation allowance	92,078	112,367
Deferred tax liabilities		
Depreciation on fixed assets	13,523	14,271
Goodwill and other purchased intangibles	153,009	145,110
Deferred commissions	17,056	14,968
Interest expense on convertible notes	21,116	11,863
Investments	1,951	—
Other	19,307	22,511
Total deferred tax liabilities	225,962	208,723
Net deferred tax liability	**$(133,884)**	**$(96,356)**

At September 30, 2003, there were approximately $43.6 million of foreign net operating loss carry-forwards, approximately $21.8 million of which expire between 2004 and 2011 with the remaining carry-forwards having an indefinite life. In addition, there were approximately $710.0 million in state net operating loss carry-forwards that expire between 2004 and 2023. There were also approximately $17.4 million in federal foreign tax credit carry-forwards, which will expire between 2004 and 2007. A valuation allowance has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefit of the loss and credit carry-forwards.

We have made no provision for U.S. taxes on $2,140.9 million of cumulative undistributed earnings of foreign subsidiaries as those earnings are intended to be reinvested for an indefinite period of time. Determination of the potential amount of unrecognized deferred U.S. income tax liability related to such reinvested income is not practicable because of the numerous assumptions associated with this hypothetical calculation; however, foreign tax credits would be available to reduce some portion of this amount.

The following is a reconciliation between the amount of tax expense at the Federal statutory rate and taxes on income as reflected in operations for the years ended September 30, 2003, 2002 and 2001:

(in thousands) **For the Years Ended September 30,**	**2003**	**2002**	**2001**
Federal statutory rate	35%	35%	35%
Federal taxes at statutory rate	$245,071	$202,396	$223,226
State taxes, net of Federal tax effect	9,640	10,661	11,716
Effect of foreign operations	(63,841)	(52,269)	(75,963)
Other	6,503	(15,236)	(5,910)
Actual tax provision	**$197,373**	**$145,552**	**$153,069**
Effective tax rate	28%	25%	24%

Note 13 - Commitments and Contingencies

Guarantees

Under Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", we are required, on a prospective basis, to recognize in our financial statements a liability for the fair value of any guarantees issued or modified after December 31, 2002 as well as make additional disclosures about existing guarantees.

In October 1999, we entered into an agreement for the lease of our corporate headquarters campus in San Mateo, California from a lessor trust under an operating lease that expires in fiscal 2005, with additional renewal options for a further period of up to 10 years. In connection with this lease, we are contingently liable for approximately $145.0 million in residual guarantees, representing approximately 85% of the total construction costs of $170.0 million. We would become liable under this residual guarantee if we were unable or unwilling to exercise our renewal option to extend the lease term or buy the corporate headquarters campus, or if we were unable to arrange for the sale of the campus for more than $145.0 million.

We are also contingently liable to purchase the corporate headquarters campus for an amount equal to the final construction costs of $170.0 million if an event of default occurs under the agreement. An event of default includes, but is not limited to, failure to make lease payments when due and failure to maintain required insurance. Management considers the possibility of default under the provisions of the agreement to be remote. Currently, the lease is treated as an operating lease as none of the capitalization criteria under Statement of Financial Accounting Standards No. 13, "Accounting for Leases", were met at the inception of the lease. We anticipate that we will consolidate our headquarters campus under the requirements of FIN 46 in the period ending December 31, 2003.

In relation to the auto loan securitization transactions that we have entered into with a number of qualified special purpose entities, we are obligated to cover shortfalls in amounts due to the holders of the notes up to certain levels as specified under the related agreements. As of September 30, 2003, the maximum potential amount of future payments was $13.7 million relating to guarantees made prior to January 1, 2003. In addition, our consolidated balance sheet at September 30, 2003 included a $0.1 million liability to reflect obligations arising from an auto securitization transaction in June 2003.

At September 30, 2003, our banking/finance operating segment had issued financial standby letters of credit totaling $5.5 million on which beneficiaries would be able to draw upon in the event of non-performance by our customers, primarily in relation to lease and lien obligations of these banking customers. These standby letters of credit, issued prior to January 1, 2003, were secured by marketable securities with a fair value of $15.2 million as of September 30, 2003 and commercial real estate.

Mutual Fund Investigations

As part of various ongoing investigations by the U.S. Securities and Exchange Commission ("SEC"), the U.S. Attorney for the Northern District of California, the U.S. Attorney for the District of Massachusetts, the New York Attorney General and the Secretary of State of Massachusetts relating to certain practices in the mutual fund industry, including late trading, market timing and sales compensation arrangements, Franklin Resources, Inc. and its subsidiaries (as used in this section, together, the "Company"), as well as certain current or former executives and employees of the Company, have received requests for information and/or subpoenas to testify or produce documents. The Company and, where applicable, the relevant individuals, are providing documents and information in response to these requests and subpoenas. In addition, the Company is responding to requests for similar kinds of information from regulatory authorities in some of the foreign countries where the Company conducts its global asset management business.

The Company also has been conducting its own internal fact-finding inquiry with the assistance of outside counsel. The Company is seeking to determine whether any shareholders of the Franklin, Templeton and Mutual Series Funds (each a "Fund" and together, "Funds"), including Company employees, were permitted to engage in late trading or in market timing transactions contrary to the policies of the affected Fund and, if so, the circumstances and persons involved. The Company is committed to taking action to protect the interests of our Funds' shareholders, including appropriate action against any Company personnel found to have knowingly permitted or personally engaged in improper trading practices.

To date, the Company has identified some instances of frequent trading in shares of certain Funds by a few current or former employees in their personal 401(k) plan accounts. These individuals include one trader and one officer of the Funds. These two individuals have been placed on administrative leave and the officer has resigned from his positions with the Funds. Although our inquiry is not complete, to date we have found no instances of inappropriate mutual fund trading by any portfolio manager, investment analyst or officer of Franklin Resources, Inc.

The independent directors of the Funds and the Company have retained independent outside counsel to review these matters, to determine if any violations of law or policies or inappropriate trading occurred, to conduct such further inquiries as counsel may deem necessary and to report their findings and recommendations to the independent directors of the Funds and the Company's board of directors.

The Company's internal inquiry regarding market timing and late trading is still ongoing, and we have not yet completed the gathering or evaluation of relevant facts. Although we have not identified any late trading problems, we have identified various instances of frequent trading where we have questions about the propriety of what occurred and what responsibility, if any, the Company may bear. Pending completion of the fact-finding process, one officer of a subsidiary of the Company has been placed on administrative leave. If the Company finds that it bears responsibility for any unlawful or inappropriate conduct that caused losses to our Funds, we are committed to making the Funds whole.

Separately, in connection with the SEC's private investigation that resulted in a proceeding against Morgan Stanley DW, Inc., the Company has been asked to furnish documents and testimony relating to its arrangements to compensate brokers who sell Fund shares. Effective November 28, 2003, the Company determined not to direct any further brokerage where the allocation is based on sale of Fund shares in order to satisfy preferred list or other shelf space arrangements, which determination may have a material adverse financial impact on the Company.

The Company cannot state with certainty the eventual outcome of the foregoing governmental investigations, the review by independent outside counsel or the Company's own internal investigation, which could have a material negative financial impact on the Company. However, public trust and confidence are critical to the Company's business and any material loss of investor and/or client confidence could result in a significant decline in assets under management by the Company, which would have an adverse effect on future financial results.

In addition, pending regulatory and legislative actions and reforms affecting the mutual fund industry may significantly increase the Company's costs of doing business and/or negatively impact its revenues, either of which could have a material negative impact on the Company's financial results.

Legal Proceedings

In October and November, 2003, three lawsuits were brought against subsidiaries of the Company alleging breach of fiduciary duty with respect to the valuation of the portfolio securities of certain Franklin Templeton funds and seeking monetary damages and costs. *Bradfisch v. Templeton Funds, Inc. and Templeton Global Advisors Limited,* Case 2003 L 001361, was filed on October 3, 2003 in the Circuit Court for the Third Judicial Circuit, Madison County, Illinois, and relates to the Templeton World Fund. *Woodbury v. Templeton Global Smaller Companies Fund, Inc. and Templeton Investment Counsel, LLC,* Case 2003 L 001362, was filed on October 3, 2003 in the Circuit Court for the Third Judicial Circuit, Madison County, Illinois, and relates to the Templeton Global Smaller Companies Fund, Inc. Both cases were removed to the United States District Court for the Southern District of Illinois on November 14, 2003. The complaint in *Kenerley v. Templeton Funds, Inc. and Templeton Global Advisors Limited,* Case No. 03-770 GPM, was filed in the United States District Court for the Southern District of Illinois and served on the defendants on November 25, 2003. This lawsuit relates to the Templeton World Fund and alleges breach of fiduciary duties imposed by Section 36(a) of the Investment Company Act of 1940 and pendant state law claims.

Management strongly believes that the claims made in each of these lawsuits are without merit and intends vigorously to defend against them

Other Commitments and Contingencies

We lease office space and equipment under long-term operating leases expiring at various dates through fiscal year 2017. Lease expense aggregated $39.5 million, $34.8 million and $41.3 million for the fiscal years ended September 30, 2003, 2002, and 2001. Future minimum lease payments under non-cancelable operating leases are as follows:

(in thousands)	**Amount**
2004	$34,760
2005	31,614
2006	29,267
2007	25,327
2008	23,862
Thereafter	123,747
Total minimum lease payments	**$268,577**

At September 30, 2003, the banking/finance operating segment had commitments to extend credit aggregating $280.5 million, primarily under its credit card lines.

In July 2003, we renegotiated an agreement to outsource management of our data center and distributed server operations, originally signed in February 2001. We may terminate the amended agreement any time after July 1, 2006 by incurring a termination charge. The maximum termination charge payable will depend on the termination date of the amended agreement, the service levels before our termination of the agreement, costs incurred by our service provider to wind-down the services and costs associated with assuming equipment leases. As of September 30, 2003, we estimate that the termination fee payable in July 2006, not including costs associated with assuming equipment leases would approximate $14.3 million and would decrease each month for the subsequent two years.

Note 14 - Transactions with Variable Interest Entities

FIN 46, issued in January 2003, requires consolidation of a variable interest entity ("VIE") by the enterprise that has the majority of the risks and rewards of ownership, referred to as the primary beneficiary. The consolidation and disclosure provisions of FIN 46 are effective immediately for VIEs created after January 31, 2003, and, originally, for interim or annual reporting periods beginning after June 15, 2003 for VIEs created before February 1, 2003. However, in October 2003, the FASB issued Staff Position FIN 46-6, "Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities" ("FSP FIN 46-6"), deferring the consolidation provisions of FIN 46 to interim or annual reporting periods ending after December 15, 2003 for VIEs created before February 1, 2003.

Six VIEs, all sponsored investment products with inception dates after January 31, 2003, have been consolidated in our financial statements as of and for the quarter-ended September 30, 2003. The effect of this consolidation was to increase our consolidated net income by $1.1 million and our financial position by $10.4 million for and as of the year ended September 30, 2003. Our exposure to loss related to our investment in these consolidated VIEs is limited to our investment and fees earned, but not yet received, totaling $38.7 million at September 30, 2003.

The tables below present the effect of consolidating these VIEs in our consolidated financial statements as of and for the year ended September 30, 2003:

(in thousands)

For the Year Ended September 30, 2003	Amounts Before FIN 46 Adjustments	FIN 46 Adjustments	Consolidated
Operating Revenues			
Investment management fees	$1,487,465	$(134)	$1,487,331
Underwriting and distribution fees	844,712	(38)	844,674
Shareholder servicing fees	217,227	(2)	217,225
Consolidated sponsored investment products income, net	—	93	93
Other, net	75,125	—	75,125
Total operating revenues	2,624,529	(81)	2,624,448
Total operating expenses	1,976,372	—	1,976,372
Operating income	648,157	(81)	648,076
Other Income (expenses)			
Consolidated sponsored investment products realized gains, net	—	169	169
Consolidated sponsored investment products unrealized gains, net	—	1,476	1,476
Investment and other income	70,349	43	70,392
Interest expense	(19,910)	—	(19,910)
Other income, net	50,439	1,688	52,127
Income before taxes on income	698,596	1,607	700,203
Taxes on income	196,907	466	197,373
Net Income	**$501,689**	**$1,141**	**$502,830**

(in thousands)

As of the Year Ended September 30, 2003	Balance Before FIN 46 Adjustments	FIN 46 Adjustments	Consolidated
Assets			
Current assets	$2,958,469	$10,358	$2,968,827
Banking/finance assets	918,425	—	918,425
Non-current assets	3,083,497	—	3,083,497
Total Assets	**$6,960,391**	**$10,358**	**$6,970,749**
Liabilities and Stockholders' Equity			
Current liabilities	$486,458	$2,068	$488,526
Banking/finance liabilities	801,980	—	801,980
Non-current liabilities	1,361,845	8,290	1,370,135
Total liabilities	2,650,283	10,358	2,660,641
Total stockholders' equity	4,310,108	—	4,310,108
Total Liabilities and Stockholders' Equity	**$6,960,391**	**$10,358**	**$6,970,749**

We will adopt the consolidation provisions of FIN 46 for VIEs created before February 1, 2003 in the quarter ending December 31, 2003, in accordance with FSP FIN 46-6. Based on the current requirements of FIN 46 and using September 30, 2003 values, the table below summarizes our best estimate of the increase in assets in our consolidated balance sheet on adoption on December 31, 2003. The table also provides detail on the total assets of VIEs in relation to which we are a significant variable interest holder but not the primary beneficiary, and our exposure to loss as a result of our interest in these VIEs as of September 30, 2003. It should be noted that our measure of exposure does not reflect our estimate of the actual losses that could result from adverse changes.

(in millions)	Primary Beneficiary		Significant Variable Interest Holder	
Description	**Total Assets**	**Recourse [1]**	**Total Assets**	**Exposure**
Sponsored investment products	$1,119.2	None		
Corporate headquarters campus[2]	$157.6	$12.4		
Collateralized debt obligation entities			$1,785.5	$17.4
Lightning Finance Company Limited			$328.6	$54.7

[1] This column reflects the extent, if any, to which investors have recourse to Franklin Templeton Investments beyond the carrying value of assets held in the VIE.

[2] Based on estimated carrying values as of December 31, 2003.

Exposure to loss arising from our investment in the sponsored investment products that we believe that we will consolidate on December 31, 2003 is limited to our investment, totaling $167.1 million at September 30, 2003, and fees earned but not yet received. As the primary beneficiary of our corporate headquarters campus, a lessor trust, we anticipate that we will consolidate the trust under the provisions of FIN 46 as of December 31, 2003. The impact of consolidating the trust will be to increase property and equipment, net by approximately $157.6 million and current maturities of long-term debt, by approximately $164.9 million as of this date.

In relation to our purchase of Darby, we anticipate that we will consolidate sponsored investment products with approximately $444.4 million in total assets as of October 1, 2003.

Note 15 - Employee Stock Award and Option Plans

We sponsor a Universal Stock Incentive Plan ("USIP") and an Annual Incentive Compensation Plan ("AICP"). Under the terms of these plans, eligible employees may receive cash and stock awards based on the performance of Franklin Templeton Investments and that of the individual employee. The USIP provides for the issuance of up to 36.0 million shares of our common stock for various stock-related awards, including those related to the AICP. As of September 30, 2003 and prior to considering fiscal 2003 grants, we had approximately 11.1 million shares available for grant under the USIP, including those related to the AICP. In addition to the annual award of stock under the plan, we may award options and other forms of stock-based compensation to some employees. The Compensation Committee of the Board of Directors determines the terms and conditions of awards under the plans. Total stock-based compensation cost during fiscal 2003, 2002 and 2001 was $37.2 million, $42.1 million and $26.6 million.

Information regarding stock options is as follows:

	2003		2002		2001	
(shares in thousands)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	11,679	$37.00	8,397	$36.94	2,222	$32.52
Granted	3,565	$33.18	4,208	$37.10	6,640	$38.41
Exercised/cancelled	(1,955)	$36.06	(926)	$37.03	(465)	$36.70
Outstanding, end of year	13,289	$36.11	11,679	$37.00	8,397	$36.94
Exercisable, end of year	8,654	$36.40	5,479	$36.66	2,602	$35.65

The range of exercise prices for these outstanding options at September 30, 2003 was from $28.19 to $45.73. Of the exercisable options, 91% were exercisable at prices ranging from $32.63 to $38.38. The weighted-average remaining contractual life for the options was 7 years. Generally, these options vest over a 3-year period and are exercisable for up to 10 years from the grant date.

Note 16 - Employee Stock Investment Plan

We have a qualified, non-compensatory Employee Stock Investment Plan ("ESIP"), which allows participants who meet certain eligibility criteria to buy shares of our common stock at 90% of their market value on defined dates. Our stockholders approved 4 million shares of common stock for issuance under the ESIP. The ESIP is open to substantially all employees of U.S. subsidiaries and some employees of non-U.S. subsidiaries. At September 30, 2003, approximately 1,651,000 shares had been purchased on a cumulative basis under the ESIP at a weighted-average price of $31.61.

In connection with the ESIP, we may, at our election, provide matching grants to participants in the ESIP of whole or partial shares of common stock. While reserving the right to change this determination, we have indicated that we will provide one half-share for each share held by a participant for a minimum period of 18 months. We made our first matching grant in fiscal 2000. During fiscal 2003, 2002, and 2001, we issued approximately 104,000, 85,000 and 81,000 shares at an average market price of $39.47, $35.47 and $45.04.

Note 17 - Other Compensation and Benefit Plans

Fiduciary Trust has a noncontributory retirement plan (the "retirement plan") covering substantially all its employees who were hired before our acquisition of Fiduciary Trust, have attained age 21 and completed one year of service. Fiduciary Trust also maintains a nonqualified supplementary executive retirement plan ("SERP") to pay defined benefits that are in excess of limits imposed by Federal tax law, to participants in the retirement plan who attain age 55 and 10 years of service. In addition to these pension retirement plans, Fiduciary Trust sponsors a defined benefit healthcare plan that provides post-retirement medical benefits to full-time employees who have worked 10 years and attained age 55 while in service of Fiduciary Trust. As of the date of acquisition, the defined benefit healthcare plan was closed to new entrants.

The following table shows the funded status of the plans, accrued benefit liability we recognized for amounts not yet funded, and assumptions used as of September 30, 2003 and 2002:

(in thousands, except assumptions)	Pension Benefits 2003	Pension Benefits 2002	Non-Pension Benefits 2003	Non-Pension Benefits 2002
Benefit obligation	$29,515	$31,635	$6,968	$5,094
Fair value of plan assets	15,091	16,592	—	—
Funded status at year end	(14,424)	(15,043)	(6,968)	(5,094)
Unrecognized actuarial losses (gains)	1,140	6,861	2,170	300
Unrecognized prior service (credit) cost	—	(128)	(150)	—
Net amount recognized	**$(13,284)**	**$(8,310)**	**$(4,948)**	**$(4,794)**
Amounts recognized in the consolidated balance sheets				
Accrued benefit cost recognized	$(14,424)	$(14,090)	$(4,948)	$(4,794)
Intangible asset	—	—	—	—
Accumulated other comprehensive income	1,140	5,780	—	—
Net amount recognized	**$(13,284)**	**$(8,310)**	**$(4,948)**	**$(4,794)**
Weighted-average assumptions				
Discount rate	5.50%	6.50%	6.00%	6.50%
Expected return on plan assets	5.31%	8.00%	N/A	N/A
Increase in compensation rate	8.00%	4.50%	4.50%	4.50%

Following the acquisition of Fiduciary Trust, we established an $85 million retention pool aimed at retaining key Fiduciary Trust employees, under which employees will receive both cash payments and options. Salaried employees who remain continuously employed through the applicable dates are eligible for compensation under the program. Excluding the value of options granted, the value of the retention plan is $68 million, and is being expensed over a period ranging from one to five years. We expensed $10.2 million, $25.5 million and $24.4 million in fiscal 2003, 2002 and 2001, including the acceleration of retention payments related to the September 11, 2001 events as described in Note 19.

Note 18 - Segment Information

We have two operating segments: investment management and banking/finance. We based our operating segment selection process primarily on services offered. The investment management segment derives substantially all its revenues and net income from providing investment advisory, administration, distribution and related services to the Franklin, Templeton, Mutual Series, Bissett and Fiduciary Trust funds, and institutional, high net-worth and private accounts and other investment products. The banking/finance segment offers selected retail-banking services to high net-worth individuals, foundations and institutions, and consumer lending services. Our consumer lending activities include automotive lending related to the purchase, securitization, and servicing of retail installment sales contracts originated by independent automobile dealerships, consumer credit and debit cards, real estate equity lines, and home equity/mortgage loans.

Financial information for our two operating segments for the years ended September 30, 2003, 2002, and 2001 is presented in the table below. Operating revenues of the banking/finance segment are reported net of interest expense and provision for loan losses.

(in thousands)

As of and for the Year Ended September 30, 2003	Investment Management	Banking/ Finance	Totals
Assets	$6,052,324	$918,425	$6,970,749
Operating revenues	2,563,577	60,871	2,624,448
Interest revenue – inter-segment	2,501	—	2,501
September 11, 2001 recovery, net	(4,401)	—	(4,401)
Interest expense	19,910	N/A	19,910
Income before taxes	658,571	41,632	700,203
As of and for the Year Ended September 30, 2002			
Assets	$5,370,766	$1,051,972	$6,422,738
Operating revenues	2,463,086	55,446	2,518,532
Interest revenue – inter-segment	5,415	—	5,415
Interest expense	12,302	N/A	12,302
Income before taxes	546,396	31,879	578,275
As of and for the Year Ended September 30, 2001			
Assets	$5,036,406	$1,229,244	$6,265,650
Operating revenues	2,323,085	31,758	2,354,843
Interest revenue – inter-segment	9,778	—	9,778
September 11, 2001 expense, net	7,649	—	7,649
Interest expense	10,556	N/A	10,556
Income before taxes	629,908	7,882	637,790

Operating revenues of the banking/finance segment included above were as follows:

(in thousands)

For the Year Ended September 30,	2003	2002	2001
Interest and fees on loans	$31,134	$33,523	$34,296
Interest and dividends on investment securities	18,595	19,804	11,430
Total interest income	49,729	53,327	45,726
Interest on deposits	6,119	9,812	10,768
Interest on short-term debt	436	392	1,003
Interest expense – inter-segment	2,501	5,415	9,778
Total interest expense	9,056	15,619	21,549
Net interest income	40,673	37,708	24,177
Other income	33,621	31,628	17,166
Provision for loan losses	(13,423)	(13,890)	(9,585)
Total operating revenues	**$60,871**	**$55,446**	**$31,758**

Inter-segment interest payments from the banking/finance segment to the investment management segment are based on market rates prevailing at the inception of each loan. As further described in Note 1, inter-segment interest income and expense are not eliminated in our consolidated statements of income. The investment management segment incurs substantially all of our depreciation and amortization costs and expenditures on long-lived assets.

We conduct operations in the following principal geographic areas of the world: the United States, Canada, the Bahamas, Europe, Asia, South America, Africa and Australia. For segment reporting purposes, we have combined Asia, South America, Africa and Australia into one category - Other. Revenues by geographic area include fees and commissions charged to customers and fees charged to affiliates.

Information by geographic area is summarized below:

(in thousands)

For the Years Ended September 30,	2003	2002	2001
Operating revenues:			
United States	$1,883,563	$1,846,867	$1,685,108
Canada	222,782	206,287	267,007
Bahamas	327,029	258,745	294,922
Europe	98,801	134,252	129,090
Other	164,869	167,457	144,200
Eliminations	(72,596)	(95,076)	(165,484)
Total	**$2,624,448**	**$2,518,532**	**$2,354,843**
Property and equipment, net:			
United States	$303,457	$338,763	$394,082
Canada	4,007	5,151	7,246
Bahamas	6,861	7,299	7,916
Europe	6,045	6,371	7,159
Other	36,402	36,588	33,223
Total	**$356,772**	**$394,172**	**$449,626**

Note 19 - September 11, 2001 Event

On September 11, 2001, the headquarters of our subsidiary company, Fiduciary Trust, at Two World Trade Center was destroyed in the terrorist attacks on New York City (the "September 11, 2001 Event"). We have since leased office space for Fiduciary Trust in midtown Manhattan, to resume permanent operations. The following table shows the financial impact of the event recognized at September 30, 2003, 2002 and 2001:

(in thousands)	2003	2002	2001
Cumulative September 11, 2001 costs recognized as of end of year	$68,945	$64,853	$50,185
September 11, 2001 (recovery) expense, net	(4,401)	—	7,649

Approximately $19.9 million of the cumulative estimated costs recognized as of September 30, 2003 pertain to the write-off of an intangible asset related to leased office space and to the write-off of property and equipment lost in the September 11, 2001 Event. In addition, as of September 30, 2003 we had recognized a $16.7 million charge related to employee benefit expenses. These expenses include the acceleration of payments under the employee retention bonus plan related to the acquisition of Fiduciary Trust, and other payments made in respect of victims of the tragedy. Cumulative insurance proceeds received through September 30, 2003 were $67.4 million and included $57.2 million related to property and equipment. At September 30, 2003, we were in the process of pursuing a number of additional claims with our insurance carriers.

Note 20 - Investment and Other Income

(in thousands)

For the Years Ended September 30,	2003	2002	2001
Dividends	$13,328	$12,934	$24,369
Interest	27,688	37,796	63,455
Realized gains on sale of assets, net	8,798	3,957	54,869
Other-than-temporary decline in investments value	—	(60,068)	—
Foreign exchange gains, net	10,069	(6,149)	(3,629)
Other	10,509	16,605	(2,713)
Total investment and other income	**$70,392**	**$5,075**	**$136,351**

During fiscal 2002, we recognized a $60.1 million other-than-temporary decline in value of investments. Substantially all of our dividend income was generated by investments in our sponsored investment products. We realized a gain of $32.9 million on the sale of our former headquarters building in San Mateo in July 2000, which was amortized over 12 months, the period of our leaseback on the building.

Note 21 - Fair Values of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The methods and assumptions used to estimate fair values of our financial instruments are described below. See Note 1.

Due to the short-term nature and liquidity of cash and cash equivalents and receivables, the carrying amounts of these assets in the consolidated balance sheets approximated fair value.

Investment securities, trading are carried at fair value with changes in fair value recognized in our consolidated net income.

Investment securities, available-for-sale are carried at fair market value as required by generally accepted accounting principles.

Loans receivable, net are valued using interest rates that consider the current credit and interest rate risk inherent in the loans and the current economic and lending conditions. The amounts in the consolidated balance sheets approximated fair value. Loans originated and intended for sale are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance included in other, net revenues.

Deposits of the banking/finance segment are valued using interest rates offered by comparable institutions on deposits with similar remaining maturities. The amounts in the consolidated balance sheets approximated fair value.

Interest-rate swap agreements and foreign exchange contracts are carried at fair value.

Debt is valued using publicly-traded debt with similar maturities, credit risk and interest rates. The amounts in the consolidated balance sheets approximate fair values.

Guarantees and letters of credit have fair values based on the face value of the underlying instrument.

Note 22 - Banking Regulatory Ratios

Following the acquisition of Fiduciary Trust in April 2001, we became a bank holding company and a financial holding company subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. We must meet specific capital adequacy guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.

Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain a minimum Tier 1 capital and Tier 1 leverage ratio (as defined in the regulations), as well as minimum Tier 1 and Total risk-based capital ratios (as defined in the regulations). Based on our calculations as of September 30, 2003 and 2002, we exceeded the capital adequacy requirements applicable to us as listed below.

(in thousands)	2003	2002	Minimum for our Capital Adequacy Purposes
Tier 1 capital	$2,122,167	$2,170,328	N/A
Total risk-based capital	2,130,717	2,179,363	N/A
Tier 1 leverage ratio	40%	45%	4%
Tier 1 risk-based capital ratio	64%	65%	4%
Total risk-based capital ratio	64%	65%	8%

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of Franklin Resources, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows present fairly, in all material respects, the consolidated financial position of Franklin Resources, Inc. and its subsidiaries at September 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
December 5, 2003

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Company's management evaluated, with the participation of the Company's principal executive and principal financial officers, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of September 30, 2003. Based on their evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures were effective as of September 30, 2003.

There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's fiscal quarter ended September 30, 2003, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item with respect to our executive officers is contained in Item 1 of Part I of this Form 10-K under the section, "Executive Officers of the Registrant".

Code of Ethics. The Company has adopted a Code of Ethics and Business Conduct (the "Code of Ethics") that applies to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as well as directors, officers and employees of the Company. The Code of Ethics is posted on the Company's website (www.franklintempleton.com) and available in print free of charge to any shareholder who requests a copy. Interested parties may address a written request for a printed copy of the Code of Ethics to: Secretary, Franklin Resources, Inc., One Franklin Parkway, San Mateo, California 94403-1906. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Ethics for the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions by posting such information on our website.

The information regarding directors of FRI, members of the Audit Committee, the Audit Committee financial expert, and compliance with Section 16(a) of the Exchange Act, is incorporated by reference from the information provided under the section entitled "Proposal 1: Election of Directors" from our Proxy Statement.

Item 11. Executive Compensation

The information in the Proxy Statement under the section entitled "Proposal 1: Election of Directors" is incorporated herein by this reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information about equity compensation plans that have been approved by security holders and plans that have not been approved by security holders.

EQUITY COMPENSATION PLAN INFORMATION [1]

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders[2]	13,288,991[3]	$ 36.11	13,123,108[4]
Equity compensation plans not approved by security holders	0	0	0
Total	13,288,991	$ 36.11	13,123,108

[1] The table includes information for equity compensation plans assumed by the Company in connection with acquisitions of the companies, which originally established those plans.

[2] Consists of the 2002 Universal Stock Incentive Plan and the 1998 Employee Stock Investment Plan (the "Purchase Plan"), as Amended.

[3] Excludes options to purchase accruing under the Company's Purchase Plan. Under the Purchase Plan each eligible employee is granted a separate option to purchase up to 2,000 shares of Common Stock each semi-annual accrual period on January 31 and July 31 at a purchase price per share equal to 90% of the fair market value of the Common Stock on the enrollment date or the exercise date, whichever is lower.

[4] Includes shares available for future issuance under the Purchase Plan. As of September 30, 2003, 2,007,662 of shares of Common Stock were available for issuance under the Purchase Plan.

The information required by this Item with respect to Stock Ownership of Certain Beneficial Owners and Management is incorporated by reference from the information provided under the section entitled "Security Ownership of Principal Shareholders" and "Security Ownership of Management" of our Proxy Statement.

Item 13. Certain Relationships and Related Transactions

The information required by this Item is incorporated by reference from the information provided under the section entitled "Proposal 1: Election of Directors – Certain Relationships and Related Transactions" of our Proxy Statement.

Item 14. Principal Accountant Fees and Services

Not applicable for the fiscal year ended September 30, 2003.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a)(1) Please see the index in Item 8 on page 45 of this Annual Report for a list of the financial statements filed as part of this report.

(a)(2) Please see the index in Item 8 on page 45 of this Annual Report for a list of the financial statement schedules filed as part of this report.

(a)(3) Exhibits: See Index to Exhibits on Pages 83 to 88.

(b)(1) Form 8-K filed on August 6, 2003 reporting under Item 5 "Other Events" and Item 7 "Financial Statements and Exhibits", a "press release issued on August 4, 2003 by Registrant and Darby Overseas Investments, Ltd."

(c) See Item 15(a)(3) above.

(d) No separate financial statements are required; schedules are included in Item 8.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FRANKLIN RESOURCES, INC.

Date:	December 19, 2003	By:	/s/ Charles B. Johnson Charles B. Johnson, Chairman, Chief Executive Officer, and Member - Office of the Chairman

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Date:	December 19, 2003	By:	/s/ Charles B. Johnson Charles B. Johnson, Chairman, Chief Executive Officer, Member - Office of the Chairman, and Director (Principal Executive Officer)
Date:	December 19, 2003	By:	/s/ James R. Baio James R. Baio, Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Date:	December 19, 2003	By:	/s/ Harmon E. Burns Harmon E. Burns, Vice Chairman, Member - Office of the Chairman, and Director
Date:	December 19, 2003	By:	/s/ Charles Crocker Charles Crocker, Director
Date:	December 19, 2003	By:	/s/ Martin L. Flanagan Martin L. Flanagan, President
Date:	December 19, 2003	By:	/s/ Robert D. Joffe Robert D. Joffe, Director
Date:	December 19, 2003	By:	/s/ Gregory E. Johnson Gregory E. Johnson, President
Date:	December 19, 2003	By:	/s/ Rupert H. Johnson, Jr. Rupert H. Johnson, Jr., Vice Chairman, Member - Office of the Chairman, and Director
Date:	December 19, 2003	By:	/s/ Thomas H. Kean Thomas H. Kean, Director
Date:	December 19, 2003	By:	/s/ James A. McCarthy James A. McCarthy, Director
Date:	December 19, 2003	By:	/s/ Chutta Ratnathicam Chutta Ratnathicam, Director
Date:	December 19, 2003	By:	/s/ Peter M. Sacerdote Peter M. Sacerdote, Director
Date:	December 19, 2003	By:	/s/ Anne M. Tatlock Anne M. Tatlock, Vice Chairman, Member - Office of the Chairman, and Director
Date:	December 19, 2003	By:	/s/ Louis E. Woodworth Louis E. Woodworth, Director

Exhibits (other than 12, 21, 31.1, 31.2, 32.1 and 32.2) deleted, but filed with the Securities and Exchange Commission

EXHIBIT INDEX

Exhibit No.

3(i)(a) Registrant's Certificate of Incorporation, as filed November 28, 1969, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994 (the "1994 Annual Report")

3(i)(b) Registrant's Certificate of Amendment of Certificate of Incorporation, as filed March 1, 1985, incorporated by reference to the 1994 Annual Report

3(i)(c) Registrant's Certificate of Amendment of Certificate of Incorporation, as filed April 1, 1987, incorporated by reference to the 1994 Annual Report

3(i)(d) Registrant's Certificate of Amendment of Certificate of Incorporation, as filed February 2, 1994, incorporated by reference to the 1994 Annual Report

3(ii) Registrant's Amended and Restated By-laws adopted November 12, 2002, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2002 (the "2002 Annual Report")

4.1 Indenture between the Registrant and The Chase Manhattan Bank (formerly Chemical Bank), as trustee, dated as of May 19, 1994, incorporated by reference to the Company's Registration Statement on Form S-3, filed on April 14, 1994

4.2 Indenture between Franklin Resources, Inc. and The Bank of New York dated May 11, 2001, incorporated by reference to the Registrant's Registration Statement on Form S-3, filed on August 6, 2001

4.3 Form of Liquid Yield Option Note due 2031 (Zero Coupon-Senior) (included in Exhibit 4.2 hereto)

4.4 Registration Rights Agreement between Franklin Resources, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") dated May 11, 2001, incorporated by reference to the Registrant's Registration Statement on Form S-3, filed on August 6, 2001

4.5 Form of 3.7% Senior Notes due 2008, incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2003 filed on May 12, 2003

10.1 Representative Distribution Plan between Templeton Growth Fund, Inc. and Franklin/Templeton Investor Services, Inc., incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1993 (the "1993 Annual Report")

10.2 Representative Transfer Agent Agreement between Templeton Growth Fund, Inc. and Franklin/Templeton Investor Services, Inc., incorporated by reference to the 1993 Annual Report

10.3 Representative Investment Management Agreement between Templeton Growth Fund, Inc. and Templeton, Galbraith & Hansberger Ltd., incorporated by reference to the 1993 Annual Report

10.4 Representative Management Agreement between Advisers and the Franklin Group of Funds, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1992 (the "1992 Annual Report")

10.5 Representative Distribution 12b-1 Plan between FTDI and the Franklin Group of Funds, incorporated by reference to the 1992 Annual Report

10.6 Amended Annual Incentive Compensation Plan approved January 24, 1995, incorporated by reference to the Company's Proxy Statement filed under cover of Schedule 14A on December 28, 1994 in connection with its Annual Meeting of Stockholders held on January 24, 1995*

10.7 Universal Stock Plan approved January 19, 1994, incorporated by reference to the Company's 1995 Proxy Statement filed under cover of Schedule 14A on December 29, 1993 in connection with its Annual Meeting of Stockholders held on January 19, 1994*

10.8 Representative Amended and Restated Distribution Agreement between Franklin/Templeton Distributors, Inc. and Franklin Federal Tax-Free Income Fund, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1995 (the "June 1995 Quarterly Report")

10.9 Distribution 12b-1 Plan for Class II shares between Franklin/Templeton Distributors, Inc. and Franklin Federal Tax-Free Income Fund, incorporated by reference to the June 1995 Quarterly Report

10.10 Representative Investment Management Agreement between Templeton Global Strategy SICAV and Templeton Investment Management Limited, incorporated by reference to the June 1995 Quarterly Report

10.11 Representative Sub-Distribution Agreement between Templeton, Galbraith & Hansberger Ltd. and BAC Corp. Securities, incorporated by reference to the June 1995 Quarterly Report

10.12 Representative Dealer Agreement between Franklin/Templeton Distributors, Inc. and Dealer, incorporated by reference to the June 1995 Quarterly Report

10.13 Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (ERISA), incorporated by reference to the June 1995 Quarterly Report

10.14 Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (non-ERISA), incorporated by reference to the June 1995 Quarterly Report

10.15 Representative Amended and Restated Transfer Agent and Shareholder Services Agreement between Franklin/Templeton Investor Services, Inc. and Franklin Custodian Funds, Inc., dated July 1, 1995, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 (the "1995 Annual Report")

10.16 Representative Amended and Restated Distribution Agreement between Franklin/Templeton Distributors, Inc. and Franklin Custodian Funds, Inc., incorporated by reference to the 1995 Annual Report

10.17 Representative Class II Distribution Plan between Franklin/Templeton Distributors, Inc. and Franklin Custodian Funds, Inc., on behalf of its Growth Series, incorporated by reference to the 1995 Annual Report

10.18 Representative Dealer Agreement between Franklin/Templeton Distributors, Inc. and Dealer, incorporated by reference to the 1995 Annual Report

10.19 Representative Mutual Fund Purchase and Sales Agreement for Accounts of Bank and Trust Company Customers, effective July 1, 1995, incorporated by reference to the 1995 Annual Report

10.20 Representative Management Agreement between Franklin Value Investors Trust, on behalf of Franklin MicroCap Value Fund and Franklin Advisers, Inc., incorporated by reference to the 1995 Annual Report

10.21 Representative Sub-Distribution Agreement between Templeton, Galbraith & Hansberger Ltd. and Sub-Distributor, incorporated by reference to the 1995 Annual Report

10.22 Representative Non-Exclusive Underwriting Agreement between Templeton Growth Fund, Inc. and Templeton/Franklin Investments Services (Asia) Limited, dated September 18, 1995, incorporated by reference to the 1995 Annual Report

10.23 Representative Shareholder Services Agreement between Franklin/Templeton Investor Services, Inc. and Templeton/Franklin Investments Services (Asia) Limited, dated September 18, 1995, incorporated by reference to the 1995 Annual Report

10.24 Agreement to Merge the Businesses of Heine Securities Corporation, Elmore Securities Corporation, and Franklin Resources, Inc., dated June 25, 1996, incorporated by reference to the Company's Report on Form 8-K dated June 25, 1996

10.25 Subcontract for Transfer Agency and Shareholder Services dated November 1, 1996 by and between Franklin/Templeton Investor Services, Inc. and PFPC Inc., incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 (the "1996 Annual Report")

10.26 Representative Sample of Franklin/Templeton Investor Services, Inc. Transfer Agent and Shareholder Services Agreement, incorporated by reference to the 1996 Annual Report

10.27 Representative Administration Agreement between Templeton Growth Fund, Inc. and Franklin Templeton Services, Inc., incorporated by reference to the 1996 Annual Report

10.28 Representative Sample of Fund Administration Agreement with Franklin Templeton Services, Inc., incorporated by reference to the 1996 Annual Report

10.29 Representative Subcontract for Fund Administrative Services between Franklin Advisers, Inc. and Franklin Templeton Services, Inc., incorporated by reference to the 1996 Annual Report

10.30 Representative Investment Advisory Agreement between Franklin Mutual Series Fund, Inc. and Franklin Mutual Advisers, Inc., incorporated by reference to the 1996 Annual Report

10.31 Representative Management Agreement between Franklin Valuemark Funds and Franklin Mutual Advisers, Inc., incorporated by reference to the 1996 Annual Report

10.32 Representative Investment Advisory and Asset Allocation Agreement between Franklin Templeton Fund Allocator Series and Franklin Advisers, Inc., incorporated by reference to the 1996 Annual Report

10.33 Representative Management Agreement between Franklin New York Tax-Free Income Fund, Inc. and Franklin Investment Advisory Services, Inc., incorporated by reference to the 1996 Annual Report

10.34 1998 Employee Stock Investment Plan approved January 20, 1998, incorporated by reference to the Company's Proxy Statement filed under cover of Schedule 14A on December 17, 1997 in connection with its Annual Meeting of Stockholders held on January 20, 1998

10.35 System Development and Services Agreement dated as of August 29, 1997 by and between Franklin/Templeton Investor Services, Inc. and Sungard Shareholder Systems, Inc., incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997

10.36 1998 Universal Stock Incentive Plan approved October 16, 1998 by the Board of Directors, incorporated by reference to the Company's Proxy Statement filed under cover of Schedule 14A on December 23, 1998 in connection with its Annual Meeting of Stockholders held on January 28, 1999*

10.37 Amendment No. 3 to the Agreement to Merge the Businesses of Heine Securities Corporation, Elmore Securities Corporation, and Franklin Resources, Inc., dated December 17, 1997, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1997

10.38 Representative Agreement for the Supply of Investment Management and Administration Services, dated February 16, 1998, by and between Templeton Funds and Templeton Investment Management Limited, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998

10.39 Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (ERISA), as amended, incorporated by reference to the Company's Annual Report on Form 10-K/A for the fiscal year ended September 30, 1998 (the "1998 Annual Report")

10.40 Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (non-ERISA), as amended, incorporated by reference to the 1998 Annual Report

10.41 Representative Variable Insurance Fund Participation Agreement among Templeton Variable Products Series Fund or Franklin Valuemark Fund, Franklin/Templeton Distributors, Inc. and an insurance company, incorporated by reference on Form 10-Q for the quarter ended December 31, 1998

10.42 Purchase Agreement between Mariners Island Co-Tenancy and Keynote Systems, Inc. dated April 25, 2000, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended June 30, 2000

10.43 Acquisition Agreement dated July 26, 2000 among Franklin Resources, Inc., FTI Acquisition and Bissett & Associates Investment Management, Ltd., incorporated by reference to the Company's Report on Form 8-K dated August 1, 2000

10.44 Agreement and Plan of Share Acquisition between Franklin Resources, Inc. and Fiduciary Trust Company International dated October 25, 2000, incorporated by reference to the Company's Report on Form 8-K/A (Amendment No. 1) dated October 25, 2000 and filed on October 26, 2000

10.45 Representative Amended and Restated Distribution Agreement among Templeton Emerging Markets Fund, Templeton Canadian Bond Fund, Templeton International Stock Fund, Templeton Canadian Stock Fund, Templeton Global Smaller Companies Fund, Templeton Global Bond Fund, Templeton Treasury Bill Fund, Templeton Global Balanced Fund, Templeton International Balanced Fund, Templeton Canadian Asset Allocation Fund, Mutual Beacon Fund, Franklin U.S. Small Cap Growth Fund, Templeton Balanced Fund, Templeton Growth Fund, Ltd., Templeton Management Limited, and FEP Capital, L.P. dated December 31, 1998, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 (the "2000 Annual Report")

10.46 Representative Purchase and Sales Agreement by and among Franklin/Templeton Distributors, Inc., Franklin Resources, Inc., and Lightning Finance Company Limited dated August 1, 1999, incorporated by reference to the 2000 Annual Report

10.47 Representative Advisory Agreement between Templeton Global Advisors Limited and Templeton Asset Management Limited dated December 21, 1999, incorporated by reference to the 2000 Annual Report

10.48 Representative Amended and Restated Commission Paying Agreement between Templeton Global Strategy Funds, Templeton Global Advisors Limited, Templeton Global Strategic Services S.A., and Lightning Finance Company Limited dated January 31, 2000, incorporated by reference to the 2000 Annual Report

10.49 Representative Variable Insurance Fund Participation Agreement among Franklin Templeton Variable Insurance Products Trust (formerly Franklin Valuemark Funds), Franklin/Templeton Distributors, Inc., and CUNA Mutual Life Insurance Company dated May 1, 2000, incorporated by reference to the 2000 Annual Report

10.50 Stock Purchase Agreement between Good Morning Securities Co., Ltd. and Templeton Investment Counsel, Inc. dated June 29, 2000, incorporated by reference to the 2000 Annual Report

10.51 Agreement entered into between NEDCOR Investment Bank Holdings Limited, NEDCOR Investment Bank Limited, Templeton International, Inc., Franklin Templeton Asset Management (Proprietary) Limited, and Templeton Global Advisors Limited dated August 1, 2000, incorporated by reference to the 2000 Annual Report

10.52 Representative Amended and Restated Distribution Agreement between Franklin/Templeton Distributors, Inc. and Franklin Growth and Income Fund dated August 10, 2000, incorporated by reference to the 2000 Annual Report

10.53 Employment Agreement entered into on December 22, 2000 by and among Anne M. Tatlock, Fiduciary Trust Company International and Franklin Resources, Inc., incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended December 31, 2000*

10.54 Amended and Restated 1998 Universal Stock Incentive Plan as approved by the Board of Directors on October 28, 2000 and the Stockholders at the Annual Meeting held on January 25, 2001, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended December 31, 2000*

10.55 Representative Sub-Advisory Agreement between FTTrust Company, on behalf of Templeton International Smaller Companies Fund, Templeton Investment Counsel, LLC, and Templeton Asset Management Limited, dated January 23, 2001, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2001

10.56 Managed Operations Services Agreement between Franklin Templeton Companies, LLC, and International Business Machines Corporation dated February 6, 2001, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2001

10.57 Representative Agency Agreement between FTTrust Company and Franklin/Templeton Investor Services, LLC, dated April 1, 2001, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2001

10.58 Lease between RCPI Landmark Properties, L.L.C. and Franklin Templeton Companies, LLC dated September 30, 2001, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (the "2001 Annual Report")

10.59 Synthetic Lease Financing Facility Agreements dated September 27, 1999, incorporated by reference to the 2001 Annual Report

10.60 Representative Amended and Restated Master Management Agreement between Franklin Templeton Investment Corp., as Trustee of mutual funds and Franklin Templeton Investment Corp., as Manager, dated May 31, 2001, incorporated by reference to the 2001 Annual Report

10.61 Representative Master Management Agreement dated May 31, 2001 between Franklin Templeton Tax Class Corp. and Franklin Templeton Investments Corp., incorporated by reference to the 2001 Annual Report

10.62 Deferred Compensation Agreement for Director's Fees, as amended on April 15, 2002, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2002

10.63 Franklin Resources, Inc. 1998 Employee Stock Investment Plan as amended by the Board of Directors on October 10, 2002, incorporated by reference to the Company's Report on Form S-8 filed on October 28, 2002

10.64 Amended and Restated Five Year Facility Credit Agreement dated June 5, 2002 between Franklin Resources, Inc. and The Several Banks Parties Thereto, Bank of America, N.A. and The Bank of New York, as Co-Syndication Agents, Citicorp USA Inc. and BNP Paribas as Co-Documentation Agents and JP Morgan Chase Bank, as Administrative Agent, incorporated by reference to the 2002 Annual Report

10.65 Amended and Restated 364 Day Facility Credit Agreement dated June 5, 2002 between Franklin Resources, Inc. and The Several Banks Parties Thereto, Bank of America, N.A. and The Bank of New York, as Co-Syndication Agents, Citicorp USA Inc. and BNP Paribas as Co-Documentation Agents and JP Morgan Chase Bank, as Administrative Agent, incorporated by reference to the 2002 Annual Report

10.66 Settlement Agreement and Release of All Claims dated July 7, 2002 between Franklin Resources, Inc. and Allen J. Gula, Jr., incorporated by reference to the 2002 Annual Report

10.67 Stock Purchase Agreements dated July 23, 2002 between Templeton Asset Management (India) Private Limited and Pioneer Investment Management, Inc. and various employee shareholders, incorporated by reference to the 2002 Annual Report

10.68 2002 Universal Stock Incentive Plan as approved by the Board of Directors on October 10, 2002 and the Stockholders at the Annual Meeting held on January 30, 2003, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended December 31, 2002

10.69 Amendments dated July 2, 2001, June 10, 2002 and February 3, 2003 to the Managed Operations Services Agreement dated February 6, 2001, between Franklin Templeton Companies, LLC and International Business Machines Corporation, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2003

10.70 Representative Form of Franklin Templeton Investor Services, LLC Transfer Agent and Shareholder Services Agreement, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2003

10.71 Amendments dated July 1, 2003 and September 1, 2003 to the Managed Operations Service Agreement dated February 6, 2001, between Franklin Templeton Companies, LLC and International Business Machines Corporation

10.72 Purchase Agreement by and among Franklin Resources, Inc., Darby Holdings, Inc. and certain other named parties dated as of August 1, 2003

10.73 Amended and Restated 364 Day Facility Credit Agreement dated June 4, 2003 between Franklin Resources, Inc. and The Banks Parties Thereto, Bank of America, N.A. and The Bank of New York, as Co-Syndication Agents, Citicorp USA Inc. and BNP Paribas, as Co-Documentation Agents, and JP Morgan Chase Bank, as Administrative Agent, incorporated by reference to the 2003 Annual Report

12 Computation of Ratios of Earnings to Fixed Charges

14 Code of Ethics and Business Conduct

21 List of Subsidiaries

23 Consent of Independent Auditors

31.1 Certification of Chief Executive Officer

31.2 Certification of Chief Financial Officer

32.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management/Employment Contract or Compensatory Plan or Arrangement

EXHIBIT 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Years Ended September 30,				
(dollars in thousands)	**2003**	**2002**	**2001**	**2000**	**1999**
Income before taxes	$700,203	$578,275	$637,790	$739,591	$574,084
Add fixed charges:					
Interest expense-excluding interest on deposits	22,924	18,108	21,336	22,580	26,989
Interest expense-deposits	6,122	9,812	10,768	2,742	3,622
Interest factor on rent	13,413	20,977	20,228	19,170	12,953
Total fixed charges	$42,459	$48,897	$52,332	$44,492	$43,564
Earnings before fixed charges and taxes on income	$742,662	$627,172	$690,122	$784,083	$617,648
Ratio of earnings to fixed charges-including interest on deposits	17.5	12.8	13.2	17.6	14.2
Ratio of earnings to fixed charges-excluding interest on deposits	20.3	15.8	16.3	18.7	15.4

EXHIBIT 21

FRANKLIN RESOURCES, INC.
LIST OF SUBSIDIARIES

Name	State or Nation of Incorporation
Asia Infrastructure Mezzanine Capital Management Co., Ltd.	Cayman Islands
Darby Asia Investors, Ltd.	British Virgin Islands
Darby Asia Investors (HK), Ltd.	Hong Kong
Darby Emerging Markets Income Investments, LLC	Delaware
Darby Emerging Markets Income Investments, Ltd.	Cayman Islands
Darby Emerging Markets Investments, LDC	Cayman Islands
Darby Holdings, Inc.	Delaware
Darby Global SICAV Managers, LLC	Delaware
Darby Latin American Mezzanine Investments	Cayman Islands
Darby Overseas Investments, Ltd.	Delaware
Darby Overseas Partners, L.P.	Delaware
DBVA de Mexico, S. de R. L. de C. V.	Mexico
DBVA Mexico Holdings I, LLC	Delaware
DBVA Mexico Holdings II, LLC	Delaware
FCC Receivables Corporation	Delaware
Fiduciary Financial Services Corp.	New York
Fiduciary International, Inc.	New York
Fiduciary International Holding, Inc.	New York
Fiduciary International Ireland Limited	Ireland
Fiduciary Investment Corporation	New York
Fiduciary Investment Management International, Inc.	Delaware
Fiduciary Trust (International) S.A.	Switzerland
Fiduciary Trust Company International	New York
Fiduciary Trust International Australia Limited	Australia
Fiduciary Trust International Limited	England
Fiduciary Trust International of California	California
Fiduciary Trust International of Delaware	Delaware
Fiduciary Trust International of the South	Florida
Franklin Advisers, Inc.	California
Franklin Advisory Services, LLC	Delaware
Franklin Agency, Inc.	California
Franklin Capital Corporation	Utah
Franklin Investment Advisory Services, Inc.	Delaware
Franklin Mutual Advisers, LLC	Delaware
Franklin Private Client Group, Inc.	California
Franklin Receivables LLC	Delaware
Franklin Templeton AMC Limited	India
Franklin Templeton Alternative Strategies, Inc.	Delaware
Franklin Templeton Asset Management S.A.	France
Franklin Templeton Bank & Trust, F.S.B.	United States
Franklin Templeton Companies, LLC	Delaware

Name	State or Nation of Incorporation
Franklin Templeton France S.A.	France
Franklin Templeton Global Investors Limited	United Kingdom
Franklin Templeton Holding Limited	Mauritius
Franklin Templeton Institutional, LLC	Delaware
Franklin Templeton Institutional Asia Limited	Hong Kong
Franklin Templeton International Services (India) Private Limited	India
Franklin Templeton International Services S.A.	Luxembourg
Franklin Templeton Investment Management Limited	United Kingdom
Franklin Templeton Investment Services GmbH	Germany
Franklin Templeton Investment Trust Management Co., Ltd.	Korea
Franklin Templeton Investments (Asia) Limited	Hong Kong
Franklin Templeton Investments Australia Limited	Australia
Franklin Templeton Investments Corp.	Canada
Franklin Templeton Investments Japan Limited	Japan
Franklin Templeton Investor Services, LLC	Delaware
Franklin Templeton Italia Società di Gestione del Risparmio Per Azioni	Italy
Franklin Templeton Management Luxembourg SA	Luxembourg
Franklin Templeton Services Limited	Ireland
Franklin Templeton Services, LLC	Delaware
Franklin/Templeton Distributors, Inc.	New York
Franklin/Templeton Travel, Inc.	California
FS Capital Group	California
FS Properties, Inc.	California
FTCI (Cayman) Ltd.	Cayman Islands
FTI-Banque Fiduciary Trust	Switzerland
Happy Dragon Holdings Limited	British Virgin Islands
ITI Capital Markets Limited	India
Pioneer ITI Mutual Fund Private Limited	India
Templeton (Switzerland) Ltd.	Switzerland
Templeton Asian Direct Investments Limited	Hong Kong
Templeton Asset Management (India) Private Limited	India
Templeton Asset Management (Labuan) Limited	Malaysia
Templeton Asset Management Ltd.	Singapore
Templeton Capital Advisors Ltd.	Bahamas
Templeton China Research Limited	Hong Kong
Templeton do Brasil Ltda.	Brazil
Templeton Franklin Global Distributors, Ltd.	Bermuda
Templeton Funds Annuity Company	Florida
Templeton Global Advisors Limited	Bahamas
Templeton Global Holdings Ltd.	Bahamas
Templeton Heritage Limited	Canada
Templeton International, Inc.	Delaware
Templeton Investment Counsel, LLC	Delaware
Templeton Research Poland SP.z.o.o.	Poland

Name	State or Nation of Incorporation
Templeton Restructured Investments, L.L.C.	Delaware
Templeton Trust Services Private Limited	India
Templeton Worldwide, Inc.	Delaware
Templeton/Franklin Investment Services, Inc.	Delaware
TRFI Investments Limited	Cyprus

*All subsidiaries currently do business principally under their respective corporate name except as follows: Templeton/Franklin Investment Services, Inc. operates as Templeton Private Client Group; Franklin Private Client Group, Inc. conducts business as Private Client Group. Some Templeton subsidiaries also occasionally use the name Templeton Worldwide.

EXHIBIT 31.1

CERTIFICATION

I, Charles B. Johnson, certify that:

1. I have reviewed this annual report on Form 10-K of Franklin Resources, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 19, 2003

/s/ Charles B. Johnson
Charles B. Johnson
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, James R. Baio, certify that:

1. I have reviewed this annual report on Form 10-K of Franklin Resources, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 19, 2003

/s/ James R. Baio
James R. Baio
Senior Vice President and
Chief Financial Officer

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

I, Charles B. Johnson, Chief Executive Officer of Franklin Resources, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Annual Report on Form 10-K of the Company for the fiscal year ended September 30, 2003 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 19, 2003

/s/ Charles B. Johnson
Charles B. Johnson
Chief Executive Officer

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

I, James R. Baio, Senior Vice President and Chief Financial Officer of Franklin Resources, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Annual Report on Form 10-K of the Company for the fiscal year ended September 30, 2003 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 19, 2003

/s/ James R. Baio
James R. Baio
Senior Vice President and
Chief Financial Officer

FINANCIAL INFORMATION

The common stock of Franklin Resources, Inc. is listed on the New York Stock Exchange and Pacific Exchange under the ticker symbol BEN, and on the London Stock Exchange under the ticker symbol FRK. For further information regarding the common stock, including the automatic dividend reinvestment plan and cash payment plan, or for a copy of our latest form 10-K free of charge, please write to:

Barbara Green
SECRETARY
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906

or contact:

Alan Weinfeld
INVESTOR RELATIONS
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
Telephone: 1-800/632-2350, extension 28900

Stock Transfer Agent, Registrar and Dividend Disbursing Agent

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
Telephone: 1-800/524-4458
Email: shareowner-svcs@bankofny.com
Internet: www.stockbny.com

FRANKLIN TEMPLETON
INVESTMENTS

One Franklin Parkway
San Mateo, CA 94403-1906
Telephone: 1-800/DIAL BEN® (1-800/342-5236)
Internet: franklintempleton.com